Exhibit 2.1

EXECUTION VERSION

AGREEMENT AND PLAN OF MERGER

AMONG

PFIZER INC,

PERKINS HOLDING COMPANY AND

HOSPIRA, INC.

Dated as of February 5, 2015

TABLE OF CONTENTS

SECTION 1 THE MERGER		1
1.1	The Merger	1
1.2	Effective Time	2
1.3	Closing	2
1.4	Directors and Officers of the Surviving Corporation	2
1.5	Subsequent Actions	2

SECTION 2 CONVERSION OF SECURITIES		3
2.1	Conversion of Capital Stock	3
2.2	Exchange of Certificates and Book-Entry Shares	3
2.3	Dissenting Shares	5
2.4	Company Compensatory Awards	6
2.5	Withholding	8
2.6	Transfer Taxes	8

SECTION 3 REPRESENTATIONS AND WARRANTIES OF THE COMPANY		8
3.1	Organization, Standing and Corporate Power	8
3.2	Corporate Authorization	9
3.3	Governmental Authorization	10
3.4	No Conflict	10
3.5	Capitalization	11
3.6	Subsidiaries	12
3.7	SEC Filings and the Sarbanes-Oxley Act	13
3.8	Information Supplied	15
3.9	Absence of Certain Changes	16
3.10	No Undisclosed Liabilities	16
3.11	Compliance with Laws and Court Orders	16
3.12	Material Contracts	16
3.13	Litigation	18
3.14	Properties	18
3.15	Intellectual Property	19
3.16	Taxes	21
3.17	Employee Benefit Plans	22
3.18	Employment Matters	24
3.19	Environmental Matters	25
3.20	Regulatory Matters	26
3.21	Insurance	29
3.22	Foreign Corrupt Practices; International Trade Practices	30
3.23	Global Trade Controls	30
3.24	Brokers and Finder’s Fees	30
3.25	Opinion of Financial Advisor	31
3.26	Antitakeover Statutes	31
3.27	No Other Representations or Warranties	31

SECTION 4 REPRESENTATIONS AND WARRANTIES OF PARENT AND SUB		31
4.1	Organization, Standing and Corporate Power	31

4.2	Corporate Authorization	32
4.3	Governmental Authorization	32
4.4	No Conflict	32
4.5	Capitalization of Sub; Ownership and Operations of Sub	33
4.6	Information Supplied	33
4.7	Sufficient Funds	33
4.8	Stock Ownership	33
4.9	Litigation	33
4.10	Acknowledgment of Disclaimer of Other Representations and Warranties	34

SECTION 5 COVENANTS AND AGREEMENTS		34
5.1	Conduct of Business	34
5.2	No Solicitation	39
5.3	Employee Matters	42

SECTION 6 ADDITIONAL COVENANTS AND AGREEMENTS		44
6.1	Proxy Statement	44
6.2	Meeting of Stockholders of the Company	44
6.3	Access to Information	45
6.4	Public Disclosure	46
6.5	Regulatory Filings; Reasonable Best Efforts	46
6.6	Notification of Certain Matters	48
6.7	Stockholder Litigation	48
6.8	Resignations; Integration Planning	49
6.9	Director and Officer Liability	50
6.10	Company Notes; Credit Facility; Financing Cooperation	51
6.11	Section 16 Matters	54
6.12	Takeover Statute	54
6.13	Sub	54

SECTION 7 CONDITIONS PRECEDENT TO THE OBLIGATION OF PARTIES TO CONSUMMATE THE MERGER		54
7.1	Conditions to Obligations of Each Party to Effect the Merger	54
7.2	Additional Conditions to the Obligations of Parent and Sub	55
7.3	Additional Conditions to the Obligations of the Company	56

SECTION 8 TERMINATION, AMENDMENT AND WAIVER		56
8.1	Termination	56
8.2	Effect of Termination	58
8.3	Fees and Expenses	59
8.4	Amendment	59
8.5	Waiver	59

SECTION 9 MISCELLANEOUS		60
9.1	No Survival	60
9.2	Notices	60
9.3	Entire Agreement	61
9.4	Governing Law	61
9.5	Binding Effect; No Assignment; No Third-Party Beneficiaries	61

9.6	Counterparts	62
9.7	Severability	62
9.8	Submission to Jurisdiction; Waiver	62
9.9	Enforcement	62
9.10	No Waiver; Remedies Cumulative	62
9.11	Waiver of Jury Trial	63

SECTION 10 DEFINITIONS		63
10.1	Certain Definitions	63
10.2	Other Definitional and Interpretative Provisions	71

EXHIBITS

Exhibit A: Certificate of Incorporation of Surviving Corporation
Exhibit B: By-Laws of Surviving Corporation
Exhibit C: Applicable Jurisdictions

Index of Defined Terms

Section
Acquisition Proposal	10.1
Action	3.13
Adverse Recommendation Change	5.2(c)
Agreement	Preamble
Antitrust Laws	6.5(c)
Assignee	9.5(a)
Bankruptcy and Equity Exception	3.2(a)
Book-Entry Share	2.2(b)
Capitalization Date	3.5(a)
Certificate of Merger	1.2
Certificate	2.2(b)
Closing	1.3
Closing Date	1.3
Code	2.4(g)
Collective Bargaining Agreements	3.18(a)
Company	Preamble
Company Board of Directors	Recitals
Company Charter	3.1(c)
Company Charter Documents	3.1(c)
Company Common Stock	2.1
Company Disclosure Letter	Section 3
Company Equity Plan	2.4(b)
Company Financial Advisor	3.24
Company Financial Statements	3.7(b)
Company Intellectual Property	10.1
Company Material Adverse Effect	10.1
Company Notes	10.1
Company Options	2.4(b)
Company Performance Share Awards	2.4(d)
Company Permits	3.20(a)
Company Plan	10.1
Company Preferred Stock	3.5(a)
Company Products	10.1
Company Regulatory Agency	3.20(a)
Company Restricted Shares	2.4(e)
Company Restricted Stock Units	2.4(c)
Company SEC Documents	Section 3
Company Securities	5.1(b)(ii)
Company Stockholder Advisory Vote	3.2(a)
Company Stockholder Approval	3.2(a)
Company Stockholders Meeting	6.2
Confidentiality Agreement	10.1
Conflict Minerals	10.1

Section
Continuation Period	5.3(a)
Contract	10.1
Covered Employees	5.3(a)
Covered Union Employees	5.3(c)
Credit Facility	10.1
DEA	3.20(a)
DGCL	Recitals
Dissenting Shares	2.3(a)
D&O Insurance	6.9(b)
EDGAR	Section 3
Effective Time	1.2
Environmental Claim	10.1
Environmental Laws	10.1
Environmental Liability	10.1
Equity Interest	10.1
ERISA	10.1
ERISA Affiliate	10.1
ESPPs	2.4(g)
Exchange Act	10.1
Exchange Fund	2.2(a)
FDA	3.20(a)
FDCA	3.20(a)
Financing	6.10(a)
Foreign Government	10.1
Foreign Official	10.1
Foreign Plans	10.1
GAAP	10.1
Global Trade Control Laws	10.1
Governmental Authority	10.1
Hazardous Materials	10.1
Health Care Laws	3.20(h)
Hedging Transaction	5.1(b)(xxi)
HSR Act	10.1
Indebtedness	10.1
Indemnitee	10.1
Indenture	10.1
Insurance Policies	3.21(a)
Intellectual Property	10.1
Intervening Event	10.1
knowledge of the Company	10.1
Law	10.1
Liens	10.1
Losses	6.10(e)
Material Contracts	3.12(a)
material weakness	3.7(g)

v

Section
Merger	1.1(a)
Merger Consideration	2.1(c)
NYSE	4.3
Parent	Preamble
Parent Board	Recitals
Parent Employee Benefit Plan	5.3(d)
Parent Material Adverse Effect	10.1
Paying Agent	2.2(a)
Per Share Price	2.1(c)
Permitted Liens	10.1
person	10.1
PHSA	3.20(a)
Proxy Statement	3.8
Recognition Plan	2.4(h)
Release	10.1
Representatives	5.2(a)
Restraints	7.1(b)
Restricted Country	10.1
Restricted Party	10.1
Restricted Party List	10.1
Sarbanes-Oxley Act	10.1
SEC	10.1
SEC Filings	3.7(a)
Securities Act	10.1
Stockholder Litigation	6.7
significant deficiency	3.7(g)
significant subsidiaries	3.1(c)
Sub	Preamble
Sub Common Stock	2.1
Superior Proposal	10.1
Surviving Corporation	1.1(a)
Takeover Laws	3.26
Tax	10.1
Tax Return	10.1
Tax Sharing Agreements	10.1
Termination Date	8.1(b)
Termination Fee	8.2(b)
third party	10.1
Treasury Regulation	10.1

AGREEMENT AND PLAN OF MERGER

THIS AGREEMENT AND PLAN OF MERGER (this “Agreement”) dated as of February 5, 2015, is among Pfizer Inc. (“Parent”), a Delaware corporation, Perkins Holding Company (“Sub”), a Delaware corporation and a wholly owned subsidiary of Parent, and Hospira, Inc. (the “Company”), a Delaware corporation.

R E C I T A L S

WHEREAS, the parties intend that, upon the terms and subject to the conditions set forth in this Agreement, Sub will merge with and into the Company, with the Company surviving the Merger (as defined in Section 1.1(a)) as a wholly owned subsidiary of Parent;

WHEREAS, the Board of Directors of each of the Company (the “Company Board of Directors”) and Sub has approved and declared advisable this Agreement and the transactions contemplated hereby, including the Merger, and the Board of Directors of Parent (the “Parent Board”) has approved this Agreement and the transactions contemplated hereby, including the Merger, in each case upon the terms and subject to the conditions set forth in this Agreement and in accordance with the General Corporation Law of the State of Delaware (the “DGCL”);

WHEREAS, the Company Board of Directors has, subject to the terms and conditions of this Agreement, resolved to recommend that the Company’s stockholders approve the adoption of this Agreement; and

WHEREAS, the Company, Parent and Sub desire to make certain representations, warranties, covenants and agreements in connection with the Merger and the other transactions contemplated hereby.

NOW, THEREFORE, in consideration of the foregoing and the respective covenants, agreements, representations and warranties set forth herein, the parties hereto agree as follows:

SECTION 1

THE MERGER

1.1          The Merger.

(a)           Subject to the terms and conditions of this Agreement, at the Effective Time, the Company and Sub shall consummate a merger (the “Merger”), in accordance with the DGCL, pursuant to which (i) Sub shall be merged with and into the Company and the separate corporate existence of Sub shall thereupon cease, (ii) the Company shall be the successor or surviving corporation in the Merger (sometimes referred to herein as the “Surviving Corporation”) and shall continue to be governed by the laws of the State of Delaware and (iii) the corporate existence of the Company, with all its rights, privileges, immunities, powers and franchises, shall continue unaffected by the Merger.  The Merger shall have the effects set forth herein and in the applicable provisions of the DGCL.

(b)           The Certificate of Incorporation of the Company, as in effect immediately prior to the Effective Time, shall be amended and restated in its entirety as set forth on Exhibit A hereto and shall be the Certificate of Incorporation of the Surviving Corporation, until thereafter changed or amended as provided therein or by applicable Law. The name of the Surviving Corporation shall be Hospira, Inc.

(c)           The By-Laws of Sub, as in effect immediately prior to the Effective Time, but as amended as set forth on Exhibit B hereto, shall be the By-Laws of the Surviving Corporation until thereafter changed or amended as provided therein or by applicable Law.

1.2          Effective Time.  Parent, Sub and the Company shall cause a certificate of merger with respect to the Merger (the “Certificate of Merger”) to be filed on the Closing Date or on such other date as Parent and the Company may agree, with the Secretary of State of the State of Delaware as provided in the DGCL. The Merger shall become effective on the date and time at which the Certificate of Merger has been duly filed with the Secretary of State of the State of Delaware or such other date and time as Parent and the Company shall agree and specify in the Certificate of Merger.  The date and time on which the Merger becomes effective is referred to herein as the “Effective Time.”

1.3          Closing.  The closing of the Merger (the “Closing”) shall take place at 9:00 a.m., Eastern time, on a date to be specified by the parties hereto, which shall be no later than the second (2nd) business day after satisfaction or waiver of all of the conditions set forth in Section 7 that are susceptible to satisfaction prior to the Closing (the “Closing Date”), at the offices of Ropes & Gray LLP, 1211 Avenue of the Americas, New York, New York 10036, unless another date or place is agreed to in writing by the parties hereto.

1.4          Directors and Officers of the Surviving Corporation.  The directors of Sub immediately prior to the Effective Time shall, from and after the Effective Time, be the directors of the Surviving Corporation, and the officers of the Company immediately prior to the Effective Time shall, from and after the Effective Time, be the officers of the Surviving Corporation, in each case until their respective successors shall have been duly elected, designated or qualified, or until their earlier death, resignation or removal in accordance with the Surviving Corporation’s Certificate of Incorporation and By-Laws.

1.5          Subsequent Actions.  If at any time after the Effective Time the Surviving Corporation shall determine, in its sole discretion, or shall be advised, that any deeds, bills of sale, assignments, assurances or any other actions or things are necessary or desirable to vest, perfect or confirm of record or otherwise in the Surviving Corporation its right, title or interest in, to or under any of the rights, properties or assets of either of the Company or Sub acquired or to be acquired by the Surviving Corporation as a result of, or in connection with, the Merger or otherwise to carry out this Agreement, then the officers and directors of the Surviving Corporation shall be authorized to execute and deliver, in the name and on behalf of either the Company or Sub, all such deeds, bills of sale, instruments of conveyance, assignments and assurances and to take and do, in the name and on behalf of each such corporation or otherwise, all such other actions and things as may be necessary or desirable to vest, perfect or confirm any and all right, title or interest in, to and under such rights, properties or assets in the Surviving Corporation or otherwise to carry out this Agreement.

SECTION 2

CONVERSION OF SECURITIES

2.1          Conversion of Capital Stock.  As of the Effective Time, by virtue of the Merger and without any action on the part of the Company, Sub or the holders of any shares of common stock, par value $0.01 per share, of the Company (the “Company Common Stock”) or any shares of common stock, par value $0.01 per share, of Sub (“Sub Common Stock”):

(a)           Sub Common Stock.  Each issued and outstanding share of Sub Common Stock shall be converted into and become one fully paid and nonassessable share of common stock of the Surviving Corporation.

(b)           Cancellation of Treasury Stock and Parent-Owned Stock.  All shares of Company Common Stock that are owned by the Company as treasury stock and any shares of Company Common Stock owned by Parent, Sub or any other direct or indirect wholly owned subsidiary of Parent, in each case, if any, shall automatically be cancelled and retired and shall cease to exist, and no consideration shall be delivered in exchange therefor.

(c)           Conversion of Shares of Company Common Stock.  Each issued and outstanding share of Company Common Stock (other than shares of Company Common Stock to be cancelled in accordance with Section 2.1(b) and Dissenting Shares) shall be converted into the right to receive $90.00 (the “Per Share Price”), payable to the holder thereof in cash, without interest (the “Merger Consideration”).  From and after the Effective Time, all such shares of Company Common Stock shall no longer be outstanding and shall automatically be cancelled and retired and shall cease to exist, and each holder of a certificate or book-entry share formerly representing any such shares of Company Common Stock shall cease to have any rights with respect thereto, except the right to receive the Merger Consideration therefor upon surrender in accordance with Section 2.2.

2.2          Exchange of Certificates and Book-Entry Shares.

(a)           Paying Agent.  Prior to the Effective Time, Parent shall designate a United States bank or trust company reasonably acceptable to the Company to act as agent for the holders of shares of Company Common Stock in connection with the Merger (the “Paying Agent”) and to receive the funds to which holders of shares of Company Common Stock shall become entitled pursuant to Section 2.1(c).  At or prior to the Effective Time, Parent shall deposit, or shall cause one of its direct or indirect wholly owned subsidiaries to deposit, with the Paying Agent cash in an amount necessary to pay for the shares of Company Common Stock converted into the right to receive the Merger Consideration (such cash being hereinafter referred to as the “Exchange Fund”).  If for any reason the Exchange Fund is inadequate to pay the amounts to which holders of shares of Company Common Stock shall be entitled under Section 2.1(c), Parent shall promptly deposit or cause a direct or indirect wholly owned subsidiary of

Parent to promptly deposit additional cash with the Paying Agent sufficient to make all payments of Merger Consideration, and Parent (and, following the Effective Time, the Surviving Corporation) shall in any event be liable for payment thereof.  The Paying Agent shall invest the cash in the Exchange Fund as directed by Parent; provided that (i) no such investment shall relieve Parent from making the payments required by this Section 2; and (ii) no such investment shall have maturities that could prevent or delay payments to be made pursuant to this Agreement.  Any interest and other income resulting from such investments shall be the sole property of Parent and paid to Parent upon request.

(b)           Exchange Procedures.  Within three (3) business days of the Effective Time, the Paying Agent shall mail to each holder of record of a certificate (a “Certificate”) or book-entry share (a “Book-Entry Share”), which immediately prior to the Effective Time represented outstanding shares of Company Common Stock, whose shares were converted pursuant to Section 2.1(c) into the right to receive the Merger Consideration: (i) a letter of transmittal (which shall specify, in the case of Certificates, that delivery shall be effected, and risk of loss and title to the Certificates shall pass, only upon delivery of the Certificates to the Paying Agent and shall be in such form and have such other provisions as Parent may reasonably specify); and (ii) instructions for effecting the surrender of the Certificates or Book-Entry Shares in exchange for payment of the Merger Consideration. Upon surrender of a Certificate or a Book-Entry Share for cancellation to the Paying Agent or to such other agent or agents reasonably acceptable to the Company as may be appointed by Parent, together with, if applicable, such letter of transmittal, duly executed and properly completed, the holder of such Certificate or Book-Entry Share shall be entitled to receive in exchange therefor the Merger Consideration for each share of Company Common Stock formerly represented by such Certificate or Book-Entry Share, and the Certificate or Book-Entry Share so surrendered shall forthwith be cancelled.  Until surrendered as contemplated by this Section 2.2, each Certificate and Book-Entry Share shall be deemed at any time after the Effective Time to represent only the right to receive the Merger Consideration in cash as contemplated by this Section 2.2, and shall not evidence any interest in, or any right to exercise the rights of a stockholder or other equity holder of, the Company or the Surviving Corporation.

(c)           Transfer Books; No Further Ownership Rights in Shares of Company Common Stock.  At the Effective Time, the stock transfer books of the Company shall be closed and thereafter there shall be no further registration of transfers of shares of Company Common Stock on the records of the Company.  From and after the Effective Time, the holders of Certificates or Book-Entry Shares evidencing ownership of shares of Company Common Stock outstanding immediately prior to the Effective Time shall cease to have any rights with respect to such shares of Company Common Stock, except for the right to receive the Merger Consideration as provided herein or as otherwise provided by applicable Law.  If, after the Effective Time, Certificates or Book-Entry Shares are presented to the Surviving Corporation for transfer, they shall be cancelled and exchanged as provided in this Section 2.

(d)           Termination of Exchange Fund; No Liability. At any time following one (1) year after the Effective Time, the Surviving Corporation shall be entitled to require the Paying Agent to deliver to it any funds (including any interest received with respect thereto) made available to the Paying Agent and not disbursed (or for which disbursement is pending subject only to the Paying Agent’s routine administrative procedures) to holders of Certificates or Book-Entry Shares, and thereafter such holders shall be entitled to look only to the Surviving Corporation (subject to abandoned property, escheat or other similar Laws) only as general creditors thereof with respect to the Merger Consideration payable upon due surrender of their Certificates or Book-Entry Shares.  Notwithstanding the foregoing, none of Parent, the Surviving Corporation nor the Paying Agent shall be liable to any holder of a Certificate for Merger Consideration delivered to a public official pursuant to and in compliance with any applicable abandoned property, escheat or similar Law.  If Certificates and Book-Entry Shares are not surrendered prior to such time as such amounts would otherwise escheat to or become property of any Governmental Authority, unclaimed Merger Consideration payable with respect to such shares of Company Common Stock shall, to the extent permitted by applicable Law, become the property of the Surviving Corporation, free and clear of all claims or interest of any person previously entitled thereto.

(e)           Lost Certificates.  If any Certificate shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the person claiming such Certificate to be lost, stolen or destroyed and, if required by Parent, the posting by such person of a bond in such amount as Parent may reasonably direct as indemnity against any claim that may be made against it or the Surviving Corporation with respect to such Certificate, the Paying Agent shall issue in exchange for such lost, stolen or destroyed Certificate the applicable Merger Consideration with respect thereto.

2.3          Dissenting Shares.

(a)           Notwithstanding anything in this Agreement to the contrary, shares of Company Common Stock outstanding immediately prior to the Effective Time and held by a holder who has not voted in favor of the Merger or consented thereto in writing and who has complied with Section 262 of the DGCL with respect thereto (the “Dissenting Shares”) shall not be converted into a right to receive the Merger Consideration, unless such holder fails to perfect or withdraws or otherwise loses his, her or its statutory right to appraisal.  From and after the Effective Time, a stockholder who has properly exercised such appraisal rights shall not have any rights of a stockholder of the Company or the Surviving Corporation with respect to such shares of Company Common Stock, except those provided under Section 262 of the DGCL.  A holder of Dissenting Shares shall be entitled to receive payment of the appraised value of such shares of Company Common Stock held by him, her or it in accordance with Section 262 of the DGCL, unless, after the Effective Time, such holder fails to perfect or withdraws or loses his, her or its right to appraisal, in which case such shares of Company Common Stock shall be converted into and represent only the right to receive the Merger Consideration pursuant to Section 2.2.

(b)           The Company shall give Parent (i) prompt notice of any written demands for appraisal, attempted withdrawals of such demands and any other instruments received by the Company relating to rights of appraisal and (ii) the opportunity to participate in all negotiations and proceedings with respect to such demands for appraisal.  Except with the prior written consent of Parent, the Company shall not voluntarily make any payment with respect to any demands for appraisal or settle or offer to settle any such demands for appraisal.

2.4          Company Compensatory Awards.

(a)           Prior to the Effective Time, the Company Board of Directors (or the appropriate committee of the Company Board of Directors) shall adopt such resolutions and shall take such other actions as are required to approve and authorize the actions necessary to effect the transactions contemplated by this Section 2.4.

(b)           Each option to acquire shares of Company Common Stock (a “Company Option” and collectively, “Company Options”) granted under the Company’s 2004 Long-Term Stock Incentive Plan, as amended (the “Company Equity Plan”), that is outstanding and unvested as of the day that is twenty (20) days prior to the Closing Date shall become vested as of such date.  Each Company Option that is outstanding and unexercised immediately prior to the Effective Time shall be cancelled as of the Effective Time and, in consideration of such cancellation, the holder thereof shall be entitled to receive promptly, but in no event later than fifteen (15) days after the Effective Time, a cash payment in respect of such cancellation from the Surviving Corporation in an amount equal to the product of (x) the excess, if any, of the Per Share Price over the exercise price of each such Company Option and (y) the number of unexercised shares of Company Common Stock then subject thereto (such payment, if any, to be net of applicable Taxes withheld pursuant to Section 2.5).  Each Company Option for which, as of the Effective Time, the Per Share Price does not exceed the exercise price of such Company Option shall be cancelled without any cash payment being made in respect thereof.

(c)           Each restricted stock unit granted under the Company Equity Plan (a “Company Restricted Stock Unit” and collectively, “Company Restricted Stock Units”) that is outstanding immediately prior to the Effective Time shall be cancelled as of the Effective Time and, in consideration of such cancellation, the holder thereof shall be entitled to receive promptly, but in no event later than fifteen (15) days after the Effective Time, a cash payment in respect of such cancellation from the Surviving Corporation in an amount equal to the product of (x) the Per Share Price and (y) the number of shares of Company Common Stock then subject thereto (such payment to be net of applicable Taxes withheld pursuant to Section 2.5).

(d)           Each outstanding performance restricted stock unit or performance share award granted under the Company Equity Plan (a “Company Performance Share Award” and collectively, “Company Performance Share Awards”) that is outstanding immediately prior to the Effective Time shall be cancelled as of the Effective Time and, in consideration of such cancellation, the holder thereof shall be entitled to receive promptly, but in no event later than fifteen (15) days after the Effective Time, a cash payment in respect of such cancellation from the Surviving Corporation in an amount equal to the product of (x) the Per Share Price and (y) the number of shares of Company Common Stock then subject thereto, assuming target  performance has been met with respect to such Company Performance Share Award (such payment to be net of applicable Taxes withheld pursuant to Section 2.5).

(e)           Each share of Company Common Stock granted under the Company Equity Plan that is subject to vesting or performance conditions (a “Company Restricted Share” and collectively, “Company Restricted Shares”) that is outstanding as of immediately prior to the Effective Time shall become fully vested as of the Effective Time and shall be treated as a share of Company Common Stock for purposes of Section 2.1(c) of this Agreement.

(f)            As of the Effective Time, the Company Equity Plan shall terminate and all rights under any provision of any other plan, program or arrangement providing for the issuance or grant of any other interest in respect of the capital stock of the Company shall be cancelled (without prejudice to any amounts to which holders thereunder become entitled following the Effective Time pursuant to this Section 2.4).

(g)           With respect to the Company’s Basic Stock Purchase Plan and Supplementary Stock Purchase Plan (collectively, the “ESPPs”), the Company shall as soon as practicable after the date hereof take all actions necessary to provide that (i) no new participants shall be permitted to participate in the ESPPs, (ii) participants in the ESPPs may not increase their rate of payroll deductions, (iii) each participant’s outstanding right to purchase shares of Company Common Stock under the ESPPs shall be suspended immediately following the end of the purchase or offering period in effect on the date of this Agreement or, if earlier, the date that is two business days prior to the Closing Date; provided that each participant’s accumulated payroll deductions under the ESPPs as of the date of the end of such purchase or offering period shall be used to purchase shares of Company Common Stock on the business day immediately prior to the Closing Date in accordance with the terms of the ESPPs, and the shares of Company Common Stock purchased thereunder shall be cancelled at the Effective Time and converted into the right to receive the Merger Consideration pursuant to Section 2.1(c); and, as promptly as reasonably practicable following the purchase of shares of Company Common Stock in accordance with this Section 2.4(g), the funds, if any, that remain in a participant’s accounts after such purchase shall be returned to the participant. The Company shall cause the ESPPs to terminate at the Effective Time, and no further purchase rights shall be granted or exercised under the ESPPs thereafter.

(h)           With respect to the Company’s Equity-Based Award / Recognition Plan (the “Recognition Plan”), the Company shall as soon as practicable after the date hereof take all actions necessary to provide that (i) no new awards shall be granted under the Recognition Plan and (ii) any awards outstanding under the Recognition Plan on the date hereof that have not been settled by their terms as of the Effective Time shall be cancelled as of the Effective Time and converted into the right to receive an amount per share of Company Common Stock subject to such award equal to the Merger Consideration pursuant to Section 2.1(c), which such amount shall be paid to the award holder in accordance with and subject to the terms of the Recognition Plan.  The Company shall cause the Recognition Plan to terminate at the Effective Time, and no further awards shall be granted under the Recognition Plan thereafter.

(i)            The Company shall send out any requisite notices to effectuate the foregoing and shall use reasonable best efforts to obtain all consents necessary to cash out and cancel all Company Options, Company Performance Share Awards, Company Restricted Stock Units and Company Restricted Shares or to ensure that, after the Effective Time, no person shall have any right under the Company Equity Plan, except as set forth herein.  Notwithstanding the payment timing described previously in this Section 2.4 with respect to any cash payment made pursuant to this Section 2.4, the Company, Parent and the Surviving Corporation retain the right to defer payment of any such amounts to the extent necessary to comply with the requirements of Section 409A of the Internal Revenue Code of 1986, as amended (the “Code”), and the regulations promulgated thereunder.

2.5          Withholding.  Each of Parent and the Surviving Corporation shall be entitled to deduct and withhold, or cause the Paying Agent to deduct and withhold, from any amounts payable or otherwise deliverable pursuant to this Agreement to any holder or former holder of shares of Company Common Stock, Company Options, Company Restricted Stock Units, Company Performance Share Awards or Company Restricted Shares such amounts as are required to be deducted or withheld therefrom under the Code or any provision of applicable Tax law or under any other applicable legal requirement.  To the extent such amounts are so deducted or withheld and paid over to the relevant Governmental Authority, such amounts shall be treated for all purposes under this Agreement as having been paid to the person to whom such amounts would otherwise have been paid.

2.6          Transfer Taxes.  If payment of the Merger Consideration payable to a holder of shares of Company Common Stock pursuant to the Merger is to be made to a person other than the person in whose name the surrendered Certificate or Book-Entry Share, as applicable, is registered, it shall be a condition of payment that the Certificate or Book-Entry Share, as applicable, so surrendered shall be properly endorsed or shall be otherwise in proper form for transfer and that the person requesting such payment shall have paid all transfer and other Taxes required by reason of the issuance to a person other than the registered holder of the Certificate or Book-Entry Share, as applicable, surrendered or shall have established to the satisfaction of Parent that such Tax either has been paid or is not applicable.

SECTION 3

REPRESENTATIONS AND WARRANTIES OF THE COMPANY

Except (i) as disclosed in the reports, statements, schedules, forms and other documents filed or furnished by the Company with the SEC, in each case, on or after January 1, 2014 and prior to the date of this Agreement (such documents, in respect of such periods, collectively, and in each case including all exhibits and schedules thereto and documents incorporated by reference therein, the “Company SEC Documents”) (but, in each case, excluding any risk factor disclosures contained under the heading “Risk Factors” (other than any factual information contained therein) and any disclosure of risks included in any “forward-looking statements” disclaimer or other statements that are similarly non-specific or predictive or forward-looking in nature) and to the extent publicly available on the SEC’s Electronic Data Gathering Analysis and Retrieval System (“EDGAR”) or (ii) as set forth in the disclosure letter delivered by the Company to Parent (the “Company Disclosure Letter”) prior to the execution of this Agreement, which Company Disclosure Letter identifies items of disclosure by reference to a particular section or subsection of this Agreement (provided, however, that any information set forth in one section or subsection of the Company Disclosure Letter also shall be deemed to apply to and qualify each other section and subsection of this Agreement to which its applicability is reasonably apparent from the text of the disclosure), the Company hereby represents and warrants to Parent and Sub as follows:

3.1          Organization, Standing and Corporate Power.

(a)           Each of the Company and its subsidiaries is a corporation or other legal entity duly organized, validly existing and in good standing (or equivalent status, to the extent such concept exists) under the Laws of the jurisdiction of its incorporation, formation or organization, as the case may be, and has all requisite corporate, partnership, limited liability company or similar entity power and authority necessary to own, lease and operate all of its properties and assets and to carry on its business as currently conducted, except, in the case of the Company’s subsidiaries, where the failure to be so duly organized, validly existing or in good standing (or equivalent status) or to have such power and authority would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect.

(b)           Each of the Company and its subsidiaries is duly licensed or qualified to do business and is in good standing (or equivalent status, to the extent such concept exists) in each jurisdiction in which the nature of the business currently conducted by it or the character or location of the properties and assets currently owned or leased by it makes such licensing or qualification necessary, except where the failure to be so licensed, qualified or in good standing (or equivalent status) would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect.

(c)           The Company has made available to Parent true and complete copies of the Company Charter and by-laws of the Company (together, the “Company Charter Documents”), in each case, as amended to the date of this Agreement. All such Company Charter Documents, and the organizational or governing documents of each of the Company’s “significant subsidiaries” (as defined under Regulation S-X) are in full force and effect, and (x) the Company is not in violation of any of the provisions of the Company Charter Documents and (y) none of the Company’s significant subsidiaries is in violation of any of the provisions of its organizational or governing documents except, in the case of the Company’s significant subsidiaries, where such failures or violations would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect.

3.2          Corporate Authorization.

(a)           The Company has all necessary corporate power and authority to execute and deliver this Agreement and, subject to obtaining the Company Stockholder Approval and the occurrence of the stockholder advisory vote contemplated by Rule 14a-21(c) under the Exchange Act, regardless of the outcome of such vote (the “Company Stockholder Advisory Vote”), to perform its obligations hereunder and to consummate the transactions contemplated hereby. The execution, delivery and performance by the Company of this Agreement, and the consummation by it of the transactions contemplated hereby, have been duly authorized by the Company Board of Directors. Except for (i) obtaining the affirmative vote of the holders of a majority of the issued and outstanding shares of Company Common Stock in favor of the approval of this Agreement and the Merger (the “Company Stockholder Approval”), (ii) the occurrence of the Company Stockholder Advisory Vote and (iii) filing the Certificate of Merger with the Secretary of State of the State of Delaware, no other corporate action or proceeding on the part of the Company is necessary to authorize the execution, delivery and performance by the Company of this Agreement and the consummation by it of the transactions contemplated hereby. This Agreement has been duly executed and delivered by the Company and, assuming due authorization, execution and delivery of this Agreement by the other parties hereto, constitutes a legal, valid and binding obligation of the Company, enforceable against the Company in accordance with its terms, except that such enforceability (A) may be limited by bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium or other similar Laws of general application affecting or relating to the enforcement of creditors’ rights and remedies generally and (B) is subject to general principles of equity, whether considered in a proceeding at Law or in equity (clauses (A) and (B) together, the “Bankruptcy and Equity Exception”).

(b)           The Company Board of Directors has, by resolutions duly adopted, unanimously (i) determined that this Agreement and the transactions contemplated hereby are advisable, fair to and in the best interests of the Company and its stockholders, (ii) approved, adopted and declared advisable this Agreement and the transactions contemplated hereby, (iii) resolved, subject to Section 5.2(c), to recommend that the Company’s stockholders approve this Agreement and the transactions contemplated hereby and (iv) directed that the adoption of this Agreement be submitted to a vote of the Company’s stockholders.

3.3          Governmental Authorization.  Except for (a) filings required under, and compliance with other applicable requirements of, (i) the Exchange Act, and any other applicable federal securities Laws, (ii) state securities or “blue sky” Laws and (iii) the rules and regulations of the NYSE, (b) the filing of the Certificate of Merger with the Secretary of State of the State of Delaware pursuant to the DGCL and evidence of the Merger or other similar documents with relevant authorities of other jurisdictions in which the Company or its subsidiaries is licensed or qualified to do business, (c) filings or notifications required under, and compliance with other applicable requirements of, the HSR Act or any other Antitrust Laws, (d) consents that may be required solely by reason of Parent’s or Sub’s participation in the transactions contemplated hereby and (e) any notices, applications, authorizations or licenses required under the FDCA and the regulations of the FDA promulgated thereunder or similar Laws of foreign jurisdictions, no consents or approvals of, or filings with, any Governmental Authority are necessary for the execution and delivery of this Agreement by the Company and the consummation by the Company of the transactions contemplated hereby, other than such other consents, approvals or filings that, if not obtained, made or given would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect.

3.4          No Conflict.  Neither the execution and delivery of this Agreement by the Company nor the consummation by the Company of the Merger or the other transactions contemplated hereby, nor compliance by the Company with any of the provisions of this Agreement will (a) assuming that the Company Stockholder Approval is obtained, conflict with or violate the Company Charter Documents, (b) assuming that the consents, approvals and filings referred to in Section 3.3 and the Company Stockholder Approval are obtained and made (and the Company Stockholder Advisory Vote is held), any applicable waiting periods referred to therein have expired and any condition precedent to such consent has been satisfied, violate any Restraint or Law applicable to the Company or any of its subsidiaries or any of their respective properties or assets, or (c) result in a breach or violation of, result in the loss of any benefit to which the Company or its subsidiaries is entitled under, conflict with any provision of, or constitute a default (or an event which, with the notice or lapse of time, or both, would constitute a default) under, result in the termination of or give rise to a right of termination or cancellation under, cause any payment or accelerate the performance required by, or result in the creation of any Lien (other than Permitted Liens) upon the respective properties or assets of, the Company or any of its subsidiaries under, any of the terms, conditions or provisions of any Contract to which the Company or any of its subsidiaries is a party, or by which they and any of their respective properties or assets may be bound or affected, except in the case of clauses (b) and (c) for such violations, breaches, losses, conflicts, defaults, terminations, accelerations or Liens which would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect.

3.5          Capitalization.

(a)           As of the close of business on January 30, 2015 (the “Capitalization Date”), the authorized capital stock of the Company consisted of (i) 400,000,000 shares of Company Common Stock, of which 170,771,809 shares were issued and outstanding (inclusive of Company Restricted Shares) and 13,194,668 shares were held by the Company as treasury stock and (ii) 50,000,000 shares of the Company’s preferred stock, par value $0.01 per share (“Company Preferred Stock”), of which no shares were issued and outstanding. There are no other classes of capital stock of the Company authorized or issued and outstanding. All issued and outstanding shares of the capital stock of the Company have been, and all shares of Company Common Stock that may be issued pursuant to any Company Plan will, when issued be duly authorized, validly issued, fully paid and non-assessable, and no class of capital stock is entitled to preemptive rights.

(b)           From the close of business on the Capitalization Date through the date of this Agreement, there have been no issuances of shares of Company Common Stock, Company Preferred Stock or any other Equity Interests of the Company other than (i) issuances of shares of Company Common Stock pursuant to the exercise of Company Options and the vesting and settlement of Company Restricted Shares, Company Restricted Stock Units and Company Performance Share Awards, in each case, outstanding as of the Capitalization Date under the Company Equity Plan and (ii) issuances of shares of Company Common Stock under the terms of the ESPPs. As of the close of business on the Capitalization Date, there were no options, warrants, calls, commitments, agreements, convertible securities or any other rights to acquire capital stock from the Company to which the Company is a party other than the ESPPs, Company Options, Company Restricted Shares, Company Restricted Stock Units and Company Performance Share Awards as set forth in Section 3.5(b) of the Company Disclosure Letter. Section 3.5(b)(i) of the Company Disclosure Letter sets forth a true and complete list, as of the Capitalization Date, of the number of shares of Company Common Stock subject to Company Options, Company Restricted Stock Units, Company Performance Share Awards, Company Restricted Shares or any other rights to purchase or receive Company Common Stock granted under the Company Equity Plan or otherwise (other than rights to purchase shares of Company Common Stock under the ESPPs), and with respect to each such award (except as set forth on such Section 3.5(b)(i) of the Company Disclosure Letter), the date of grant and the extent to which such award is vested. Not later than five (5) business days prior to the Effective Time, the Company will update such Section 3.5(b)(i) of the Company Disclosure Letter and provide such updated schedule to Parent.

(c)           No Indebtedness of the Company having the right to vote (or convertible into or exercisable for securities having the right to vote) generally with the holders of capital stock of the Company is issued or outstanding.

(d)           As of the date of this Agreement, (i) there are no outstanding contractual obligations of the Company to repurchase, redeem or otherwise acquire any shares of capital stock of the Company or any of its subsidiaries except for purchases, redemptions or other acquisitions of capital stock (A) required by the terms of the Company Equity Plan or any other Company Plan, (B) in order to pay Taxes or satisfy withholding obligations in respect of such Taxes in connection with awards under the Company Equity Plan or otherwise, or (C) as required by the terms of, or necessary for the administration of, any plans, arrangements or agreements existing on the date hereof between the Company or any of its subsidiaries and any director or employee of the Company or any of its subsidiaries and (ii) there are no outstanding stock-appreciation rights, security-based performance units, “phantom” stock or other security rights or other agreements, arrangements or commitments of any character (contingent or otherwise) to which the Company or any of its subsidiaries is a party and pursuant to which any third party is or may be entitled to receive any payment or other value from the Company or its subsidiaries based on the stock price performance of the Company or any of its subsidiaries (other than under the Company Equity Plan or any other Company Plan set forth on Section 3.5(d) of the Company Disclosure Letter).

(e)           As of the date of this Agreement, except as otherwise set forth in this Section 3.5, with respect to any shares of Company Common Stock, Company Preferred Stock or other Equity Interests in the Company, there are (A) no voting trusts or similar agreements to which the Company is a party with respect to the voting of such shares, (B) to the knowledge of the Company, no agreements to which the Company or its subsidiaries is a party restricting the transfer of such shares and (C) no outstanding contractual obligations of the Company to any third party (i) requiring the sale, issuance or disposition of, or containing any right of first refusal with respect to such shares, (ii) requiring the registration for sale of such shares or (iii) to grant any preemptive or anti-dilutive rights.

3.6          Subsidiaries.

(a)           Except for the ownership of Equity Interests in the Company’s subsidiaries and investments in marketable securities, none of the Company or any of its subsidiaries directly or indirectly owns any Equity Interest in any third party, or has any obligation or has made any commitment to acquire any such Equity Interest, to provide funds to, or to make any investment (in the form of a loan, capital contribution or otherwise) in, any of its subsidiaries or any other person that is or would reasonably be expected to be, individually or in the aggregate, material to the Company and its subsidiaries, taken as a whole.

(b)           All outstanding shares of capital stock, voting securities or other Equity Interests of each subsidiary of the Company are duly authorized, validly issued, fully paid and non-assessable; and all such securities are owned beneficially and of record by the Company or another wholly owned subsidiary of the Company free and clear of all Liens (other than Permitted Liens). As of the date of this Agreement, there are no outstanding contractual obligations of any subsidiary of the Company to any third party (i) restricting the transfer of, (ii) affecting the voting rights of, (iii) requiring the sales, issuance or disposition of, or containing any right of first refusal with respect to, (iv) requiring the registration for sale of or (v) granting any preemptive or anti-dilutive rights with respect to any shares of Equity Interests in any subsidiary of the Company.

(c)           Except to the extent in favor of the Company or any other wholly owned subsidiary of the Company, there are no (i) outstanding options or other rights of any kind which obligate the Company or any of its subsidiaries to issue, transfer, sell or deliver any shares of capital stock, voting securities or other Equity Interests of any subsidiary of the Company or any securities or obligations convertible into, exchangeable or exercisable for any shares of capital stock, voting securities or other Equity Interests of a subsidiary of the Company or (ii) other options, calls, warrants or other rights, agreements, arrangements or commitments relating to the capital stock, voting securities or other Equity Interests of any subsidiary of the Company to which the Company or any of its subsidiaries is a party.

(d)           For each of the Company’s subsidiaries that are not wholly owned or that are joint ventures, Section 3.6(d) of the Company Disclosure Letter sets forth, as of the date hereof, to the knowledge of the Company, the percentage or number of shares of the outstanding Equity Interests not directly or indirectly owned by the Company.

3.7          SEC Filings and the Sarbanes-Oxley Act.

(a)           All of the Company SEC Documents filed by the Company with the SEC, and all of the reports, statements, schedules, forms and other documents filed or furnished by the Company to the SEC in respect of reporting periods commencing on or after January 1, 2012 (including any notice required under Section 13(r) of the Exchange Act) (“SEC Filings”) have been timely filed or furnished, as applicable (subject to any extensions permitted pursuant to Rule 12b-25 of the Exchange Act). As of their respective filing dates (or, if amended or superseded by a filing prior to the date of this Agreement, then on the date of such filing), such SEC Filings complied in all material respects with the applicable requirements of the Securities Act, the Exchange Act and the Sarbanes-Oxley Act, and none of such SEC Filings as of their respective filing dates contained any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading (or, in the case of an SEC Filing that is a registration statement, as amended or supplemented, as applicable, filed pursuant to the Securities Act, as of the date such registration statement or amendment became effective, contained any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary in order to make the statements therein not misleading). The Company has made available to Parent (including via EDGAR, as applicable) copies of all comment letters received by the Company prior to the date hereof from the SEC in respect of reporting periods commencing on or after January 1, 2012 and relating to such SEC Filings, together with all written responses of the Company thereto submitted to the SEC prior to the date hereof. As of the date of this Agreement, there are no outstanding or unresolved comments received by the Company from the SEC staff with respect to the SEC Filings.

(b)           All of the audited consolidated financial statements and unaudited condensed consolidated interim financial statements of the Company included in the Company SEC Documents (together with the related notes and schedules thereto, the “Company Financial Statements”) complied as to form at the time they were filed in all material respects with the applicable accounting requirements and the published rules and regulations of the SEC with respect thereto in effect at the time of filing, were prepared in conformity with GAAP (except as may be indicated therein or in the notes thereto), applied on a consistent basis during the periods involved (except as may be indicated therein or in the notes thereto) and fairly present in all material respects the consolidated financial position of the Company and its consolidated subsidiaries as of the respective dates thereof and their consolidated results of operations and cash flows for the respective periods then ended (subject, in the case of the unaudited interim financial statements as permitted by Form 10-Q and to normal year-end audit adjustments and to any other adjustments described therein or in the notes thereto).

(c)           Neither the Company nor any of its subsidiaries is a party to, or has any commitment to become a party to, any joint venture, off-balance sheet partnership or any similar contract (including any contract or arrangement relating to any transaction or relationship between or among the Company and any of its subsidiaries, on the one hand, and any unconsolidated affiliate, on the other hand), including any structured finance, special purpose or limited purpose entity or person, or maintains any “off-balance sheet arrangements” (as defined in Item 303(a) of Regulation S-K of the SEC), in each case, where the result, purpose or intended effect of such contract is to avoid disclosure of any material transaction involving, or material liabilities of, the Company or any of its subsidiaries in the Company’s or any of its subsidiaries’ published financial statements or any Company SEC Documents.

(d)           Each of the principal executive officer of the Company and the principal financial officer of the Company (or each former principal executive officer of the Company and each former principal financial officer of the Company, as applicable) has made all certifications required by Rule 13a-14 or 15d-14 under the Exchange Act and Sections 302 and 906 of the Sarbanes-Oxley Act, in each case, with respect to the Company SEC Documents, and the statements contained in such certifications were true and complete on the date such certifications were made. For purposes of this Agreement, “principal executive officer” and “principal financial officer” shall have the meanings given to such terms in the Sarbanes-Oxley Act. No executive officer of the Company has failed to make the certifications required of him or her under Section 302 or 906 of the Sarbanes Oxley Act with respect to any Company SEC Document, except as disclosed in certifications filed with the Company SEC Documents. Since January 1, 2012 through the date of this Agreement, (i) neither the Company nor any of the Company’s subsidiaries, nor, to the knowledge of the Company, any director or executive officer of the Company or any of the Company’s subsidiaries has received any material written, or to the knowledge of the Company, oral complaint, allegation, assertion or claim, that the Company or any of its subsidiaries has engaged in illegal or fraudulent accounting or auditing practices, or has engaged in improper accounting or auditing practices that have a reasonable likelihood of developing into illegal or fraudulent accounting or auditing practices and (ii) to the knowledge of the Company, no attorney representing the Company or any of its subsidiaries, whether or not employed by the Company or any of its subsidiaries, has reported evidence of a material violation of securities Laws, breach of fiduciary duty or similar violation by the Company or any of its officers, directors, employees or agents to the Company Board of Directors or any committee thereof or to any director or officer of the Company.

(e)           The Company has established and maintains a system of “internal control over financial reporting” (as defined in Rules 13a-15(f) and 15d-15(f) promulgated by the SEC under the Exchange Act) sufficient to provide reasonable assurance that (i) transactions are executed in accordance with management’s general or specific authorizations; (ii) transactions are recorded as necessary to permit preparation of financial statements in conformity with GAAP and to maintain asset accountability; (iii) access to assets is permitted only in accordance with management’s general or specific authorization; and (iv) the recorded accountability for assets is compared with the existing assets at reasonable intervals and appropriate action is taken with respect to any differences.

(f)            The Company’s disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) of the Exchange Act), as required by Rules 13a-15(a) and 15d-15(a) of the Exchange Act, are reasonably designed to ensure that all information required to be disclosed by the Company in the reports it files or submits under the Exchange Act is made known to, as applicable, the chief executive officer and the chief financial officer of the Company by others within the Company as appropriate to allow timely decisions regarding required disclosure as required under the Exchange Act and is recorded, processed, summarized and reported within the time periods specified by the SEC’s rules and forms.

(g)           Since January 1, 2014, through the date hereof, the Company has not received any written, or to the knowledge of the Company, oral notification of any (x) “significant deficiency” or (y) “material weakness” in the Company’s internal controls over financial reporting.  As of the date hereof, there is no outstanding “significant deficiency” or “material weakness” which the Company’s independent accountants certify has not been appropriately and adequately remedied by the Company.  For purposes of this Agreement, the terms “significant deficiency” and “material weakness” shall have the meanings assigned to them in Auditing Standard No. 5 of the Public Company Accounting Oversight Board.

(h)           The Company is in compliance in all material respects with all applicable current listing and corporate governance requirements of the NYSE, and is in compliance in all material respects with all applicable rules, regulations and requirements of the Sarbanes-Oxley Act and the Dodd-Frank Wall Street Reform and Consumer Protection Act.  Except as permitted by the Exchange Act, including Sections 13(k)(2) and (3), since January 1, 2012, neither the Company nor any of its subsidiaries has made, arranged, modified (in any material way), or forgiven personal loans to any executive officer or director of the Company.  Since January 1, 2012, through the date hereof, to the knowledge of the Company, no employee of the Company or any of its subsidiaries has provided or is providing information to any law enforcement agency or Governmental Authority contemplated in Section 806 of the Sarbanes-Oxley Act regarding the commission or possible commission of any crime or the violation or possible violation of any applicable legal requirements of the type described in Section 806 of the Sarbanes-Oxley Act by the Company or any of its subsidiaries.  To the knowledge of the Company, since January 1, 2014 the Company has been in compliance in all material respects with applicable U.S. laws related to Conflict Minerals.

3.8          Information Supplied.  The proxy statement to be provided to the Company’s stockholders in connection with the Company Stockholders Meeting (such proxy statement and any amendment thereof or supplement thereto, the “Proxy Statement”) on the date first mailed to the Company’s stockholders and at the time of the Company Stockholders Meeting will not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading, except that no representation is made by the Company with respect to statements made therein based on information supplied by Parent or

Sub expressly for inclusion in the Proxy Statement.  Subject to the foregoing sentence, the Proxy Statement will comply in all material respects with the provisions of the Exchange Act and the rules and regulations thereunder.

3.9          Absence of Certain Changes.

(a)           Since January 1, 2014 through the date hereof, (i) other than in connection with the transactions contemplated hereby, the business of the Company and its subsidiaries has been conducted in the ordinary course consistent with past practices in all material respects and (ii) there has not been any action taken by the Company or any of its subsidiaries that, if taken during the period from the date of this Agreement through the Effective Time without Parent’s consent, would constitute a breach of Section 5.1(b)(iv), (v), (vii), (xv), (xvii) or (xxi).

(b)           Since January 1, 2014 through the date hereof, there has not been any event, occurrence, development or state of circumstances, facts or condition in such period that has had or would, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect.

3.10        No Undisclosed Liabilities.  Except (a) as reflected, disclosed or reserved against in the most recent unaudited Company Financial Statements (or stated in the notes thereto), (b) for liabilities or obligations incurred in connection with the transactions contemplated hereby, (c) for liabilities or obligations which have been discharged or paid prior to the date of this Agreement, or (d) for liabilities or obligations incurred in the ordinary course of business since the most recent unaudited Company Financial Statements or (e) for liabilities or obligations incurred since the date of the most recent unaudited Company Financial Statements that would not, individually or in the aggregate, reasonably be expected to be materially adverse to the Company and its subsidiaries, taken as a whole, neither the Company nor any subsidiary of the Company has any liabilities of any nature, whether or not accrued, contingent or otherwise, whether known or unknown and whether due or to become due, that would be required by GAAP to be reflected on a consolidated balance sheet (or in the notes thereto) of the Company.

3.11        Compliance with Laws and Court Orders.  Since January 1, 2012, the Company and its subsidiaries are and have been in compliance with all Laws applicable to them, any of their properties or other assets or any of their businesses or operations, except where any such failure to be in compliance would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect. To the knowledge of the Company, as of the date hereof, no investigation or review by any Governmental Authority with respect to any default or violation of Law applicable to the Company or any of its subsidiaries is pending or threatened except for any such investigations and reviews that would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect.

3.12        Material Contracts.

(a)           All of the following Contracts, together with (x) the other Contracts set forth on Section 3.12(b)of the Company Disclosure Letter, and (y) any Contract that is a “material contract” (as such term is defined in Item 601(b)(10) of Regulation S-K of the SEC), shall be collectively referred to as the “Material Contracts”:

(i)            pursuant to which the Company or any of its subsidiaries is obligated to pay, or entitled to receive payments in excess of $12,000,000 annually relating to the research, development, clinical trial, distribution, supply, manufacture, marketing or co-promotion of, or collaboration with respect to, any product or product candidate for which the Company or any of its subsidiaries is currently engaged in research or development;

(ii)           that contains any non-compete or exclusivity provision or limits, or purports to limit, curtail or restrict the ability of the Company or any of its subsidiaries to act in a manner that is material to the business of the Company and its subsidiaries, taken as a whole, as currently conducted;

(iii)          pursuant to which the Company or any of its subsidiaries licenses in or otherwise is authorized to practice any material third-party Intellectual Property (other than Contracts for standard, off-the-shelf software commercially available on standard terms from third-party vendors; and non-material software and other information technology Contracts, including non-material click-wrap, shrink-wrap, and subscription services agreements) that is necessary for the research, development, manufacture or commercialization of material Company Products;

(iv)          pursuant to which the Company or any of its subsidiaries licenses or otherwise provides a right to practice any material Company Intellectual Property to third parties, other than in connection with the sale of products or services in the ordinary course of business;

(v)           for the acquisition, disposition or lease of businesses (whether by merger, purchase or sale of stock or assets or otherwise) entered into since January 1, 2012 in respect of which the amount paid or received exceeded $20 million;

(vi)          that is a loan or credit agreement, indenture, note or other Contract or instrument evidencing Indebtedness for borrowed money (including any guarantee thereto) in a principal amount in excess of $20 million or any Contract pursuant to which Indebtedness for borrowed money may be incurred or guaranteed by the Company or any of its subsidiaries in a principal amount in excess of $20 million, in each case excluding any such Indebtedness between the Company and any of its wholly owned subsidiaries or among its wholly owned subsidiaries;

(vii)         that is a mortgage, pledge, security agreement, deed of trust, capital lease or similar agreement that creates or grants a Lien on any material property or asset of the Company or any of its subsidiaries, in each case involving annual payments of more than $20 million; and

(viii)        that is a Contract granting a right of first refusal or first negotiation to any third party over any asset of the Company of its subsidiaries that is material to the Company and its subsidiaries, taken as a whole;

(b)           As of the date of this Agreement, none of the Company, any of its subsidiaries or their respective properties or other assets is a party to or bound by any Material

Contract (other than Company Plans and Foreign Plans) of the type set forth in Section 3.12(a)(v), (vi), or (vii) or, to the knowledge of the Company, in Section 3.12(a)(ii) or (viii).

(c)           Except, in each case, as would not, individually or in the aggregate, reasonably be expected to be materially adverse to the Company and its subsidiaries, taken as a whole, as of the date hereof, (i) each of the Material Contracts is valid, binding and in full force and effect with respect to the Company and its subsidiaries party thereto and, to the knowledge of the Company, each other party thereto and enforceable in accordance with its terms by the Company and its subsidiaries party thereto (subject to the Bankruptcy and Equity Exception); (ii) the Company and each of its subsidiaries has performed all obligations required to be performed by them under the Material Contracts to which they are parties; (iii) to the knowledge of the Company, each other party to a Material Contract has performed all obligations required to be performed by it under such Material Contract and (iv) no party to any Material Contract has given the Company or any of its subsidiaries written notice of its intention to cancel, terminate, change the scope of rights under or fail to renew any Material Contract and neither the Company nor any of its subsidiaries, nor, to the knowledge of the Company, any other party to any Material Contract has repudiated in writing any provision thereof. Neither the Company nor any of its subsidiaries has received written notice of any violation or default under, and to the knowledge of the Company, neither the Company nor any of its subsidiaries is in violation or default under, any Material Contract or any other Contract to which it is a party or by which it or any of its material properties or assets is bound, except as would not, individually or in the aggregate, reasonably be expected to be materially adverse to the Company and its subsidiaries, taken as a whole.

3.13        Litigation. As of the date of this Agreement, there is no complaint, claim, action, suit, arbitration, mediation or proceeding (each, an “Action”) pending or, to the knowledge of the Company, threatened to which the Company or any of its subsidiaries is a party by or before any Governmental Authority, other than any such Action that would not, individually or in the aggregate, reasonably be expected to be materially adverse to the Company and its subsidiaries, taken as a whole. As of the date of this Agreement, there are no outstanding judgments, writs, injunctions, decrees or orders of any Governmental Authority against or binding on the Company or its subsidiaries, except as would not, individually or in the aggregate, reasonably be expected to be materially adverse to the Company and its subsidiaries, taken as a whole.  There are no internal investigations that, since January 1, 2012 through the date hereof, have been conducted by or at the direction of the Company Board of Directors (or any committee thereof) concerning any financial or accounting-related misfeasance issues, other than any such investigation with respect to which the Company Board of Directors (or any committee thereof) has made a good faith determination that such issues are immaterial.

3.14        Properties. Except as would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect, as of the date of this Agreement, the Company or one of its subsidiaries (i) has good and valid fee simple title to all real property owned by the Company or any of its subsidiaries and to all of the buildings, structures and other improvements thereon, free and clear of all Liens (other than Permitted Liens), (ii) holds all real property owned by the Company or any of its subsidiaries, or any portion thereof or interest therein, free of any outstanding options or rights of first refusal or offer to purchase or lease. Except as would not, individually or in the aggregate, reasonably be expected to have a

Company Material Adverse Effect, (i) the Company or one of its subsidiaries is the lessee of all leasehold estates reflected on the Company’s most recent unaudited balance sheet included in the Company SEC Documents or acquired after the date thereof, (ii) the Company or one of its subsidiaries has a good and valid leasehold interest in each lease of real property under which the Company or one of its subsidiaries is the lessee, free and clear of all Liens (other than Permitted Liens) and (iii) the Company has not received any written notice of termination or cancellation of or of a breach or default under any such lease.

3.15        Intellectual Property.

(a)           With respect to the Company Intellectual Property, (i) the Company and/or at least one of its subsidiaries own all right, title, and interest in and to such Company Intellectual Property; (ii) such Company Intellectual Property is free and clear of all Liens (other than Permitted Liens); (iii) all issued Patents and registered Trademarks included in such Company Intellectual Property are subsisting; and (iv) it is not the subject of any outstanding written injunction, decree, order or judgment, in each case, in which the Company or any of its subsidiaries is a party, that adversely restricts the use, transfer, registration or licensing thereof by the Company or any of its subsidiaries except in each case of clauses (i)-(iv) as would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect. To the knowledge of the Company, the Company and its subsidiaries have rights to use all Intellectual Property necessary to the conduct of the business or operations of the Company and its subsidiaries, taken as a whole, as currently conducted as of the date hereof (including the current operations with respect to marketed products and the current operations with respect to the development and marketing, if any, of product candidates under current clinical or current preclinical trial or development), except in each case where the failure to have any such rights would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect; provided that the foregoing shall not constitute a representation or warranty with respect to infringement, misappropriation or other violation of the Intellectual Property of any third party.

(b)           To the knowledge of the Company, (i) the Company Products sold or offered for sale as of the date hereof do not infringe, misappropriate or otherwise violate the Intellectual Property of any third party, and (ii) as of the date hereof, no claim of such infringement, misappropriation or other violation is pending and either served or noticed in writing, on, upon, or against the Company or any of its subsidiaries, or to the knowledge of the Company, threatened in writing against the Company or any of its subsidiaries, except in each case of clauses (i) and (ii) as would not, individually or in the aggregate, reasonably be expected to be materially adverse to the Company and its subsidiaries, taken as a whole.  To the knowledge of the Company, no claim is pending and either served or noticed in writing, on, upon, or against the Company or any of its subsidiaries, or to the knowledge of the Company, threatened in writing against the Company or any of its subsidiaries, nor has the Company or any of its subsidiaries received any written notice (i) alleging that the conduct of the business and operations of the Company and its subsidiaries, taken as a whole, as currently conducted infringes, dilutes, misappropriates, or otherwise violates the Intellectual Property of any third party in a manner that is material to the conduct of the business or operations of the Company and its subsidiaries, taken as a whole, or (ii) challenging the validity, scope, use, or registrability of any Company Intellectual Property or the ownership by the Company or its subsidiaries of such Company Intellectual Property or the right of the Company or any of its subsidiaries to use such Company Intellectual Property, except in each case of clauses (i) and (ii) as would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect.

(c)           To the knowledge of the Company, (i) no person is infringing, misappropriating or otherwise violating any Company Intellectual Property and (ii) as of the date hereof, no such claims have been asserted in writing or, to the knowledge of the Company, threatened in writing against any person by the Company, except in each case of clauses (i) and (ii) as would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect.

(d)           To the knowledge of the Company, as of the date hereof, (i) none of the Company Intellectual Property that consists of Patents and Trademarks is the subject of any pending litigation, reissue, interference, reexamination, post grant review inter partes review, covered business method review, derivation proceeding or opposition proceeding that has been served upon, or for which written notice has been provided to, the Company or its subsidiaries, and (ii) the Company and its subsidiaries have not received any written notice within the two (2) year period occurring immediately prior to the date hereof that any of the foregoing will hereafter be commenced, except in each case of clauses (i) and (ii) as would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect.

(e)           To the knowledge of the Company, no funding, facilities or personnel of any Governmental Authority anywhere in the world were used, directly or indirectly, to develop or create in whole or in part, any material Company Intellectual Property, except for the use of any of such funding, facilities or personnel that would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect.

(f)            To the knowledge of the Company: (i) all current employees of the Company and its subsidiaries who have contributed in any material respect to the creation or development of any Company Intellectual Property have been advised of, and consented to comply with, the Company policy as set out in the Company’s employee handbook, regarding the assignment to the Company or any of its subsidiaries of any Intellectual Property arising or resulting from services performed for or on behalf of the Company or its subsidiaries by such persons during or in the scope of their employment; (ii) all consultants and independent contractors of the Company or its subsidiaries who have contributed in any material respect to the creation or development of any Company Intellectual Property have entered into written agreements requiring such consultants and independent contractors either (a) to assign their rights, title and interests to such Company Intellectual Property to the Company or any of its subsidiaries, or (b) to authorize either the Company or its subsidiary to use such Company Intellectual Property in the manner intended by the Company or such subsidiary, and (iii) no current or former employee, officer, director, consultant, or independent contractor of the Company or its subsidiaries owns, or has claimed in a writing addressed to the Company or any subsidiary, any rights in any material Company Intellectual Property, except in each case of clauses (i), (ii), and (iii) as would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect.

(g)           The Company and its subsidiaries have used commercially reasonable efforts to protect the secrecy and confidentiality of the Company’s and its subsidiaries’ material Trade Secrets that are owned by the Company or its subsidiaries, except in each case as would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect. All current employees of the Company and its subsidiaries who are authorized to access and use the Company’s and its subsidiaries’ Trade Secrets that are owned by the Company or its subsidiaries have consented to comply with the Company policy regarding, or otherwise are bound with respect to, maintaining the confidentiality of such Trade Secrets of the Company and its subsidiaries and not using such Trade Secrets except as authorized by the Company or any of its subsidiaries, except in each case as would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect.

(h)           The Company and its subsidiaries have used commercially reasonable efforts to comply with all applicable Laws (if any) and with their own internal policies and procedures relating to all personally identifiable information of employees and any third parties (including participants in clinical trials) that they own or control, in each case except as would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect.

3.16        Taxes. Except as has not had, and would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect:

(a)           (i) The Company and each of its subsidiaries have timely filed, or have caused to be duly and timely filed (in each case, taking into account extensions validly obtained) all income Tax Returns and all other material Tax Returns required to be filed; (ii) all such Tax Returns are true, correct, and complete; (iii) all Taxes due and payable by the Company and its subsidiaries that have not been adequately reserved for in accordance with GAAP have been paid; (iv) the Company and each of its subsidiaries have complied with all applicable laws, rules, and regulations relating to the payment and withholding of Taxes and has, within the time and in the manner prescribed by law, withheld and paid over to the proper Governmental Authority all amounts including, but not limited to, in respect of amounts paid to employees, independent contractors, stockholders, creditors, or third parties, required to be so withheld and paid over, except, in each case of clauses (i) through (iv), with respect to matters for which adequate accruals or reserves have been established, in accordance with GAAP, on the Balance Sheet; and (v) to the knowledge of the Company, no Tax authority has asserted a Tax liability in connection with an audit or other administrative or court proceeding involving Taxes of the Company or any of its subsidiaries that has not been paid or otherwise settled.

(b)           During the two (2) year period ending on the date of this Agreement, neither the Company nor any of its subsidiaries was a distributing corporation or a controlled corporation in a transaction intended to be governed by Section 355 of the Code.

(c)           To the knowledge of the Company, neither the Company nor any of its subsidiaries (i) is, or has been, a party to any Tax Sharing Agreement (other than an agreement exclusively between or among the Company and its subsidiaries or among the Company’s subsidiaries) pursuant to which it will have any obligation to make any payments for Taxes after the Effective Time or (ii) has any liability for the payment of any Tax imposed on any person

(other than the Company or any of its subsidiaries) under Treasury Regulations 1.1502-6 or any similar provision of state, local or foreign Law, or as a transferee or successor, by contract or otherwise.

(d)           Neither the Company nor any of its subsidiaries participates or has participated in a “listed transaction” within the meaning of Treasury Regulations Section 1.6011-4(b).

(e)           No jurisdiction in which neither the Company nor any of its subsidiaries files Tax Returns has made a claim in writing within the last five (5) years which has not been resolved that the Company or any of its subsidiaries is or may be liable for Tax in that jurisdiction.

(f)            To the knowledge of the Company, neither the Company nor any of its subsidiaries has waived any statute of limitations in respect of Taxes or agreed to any extension of time with respect to a Tax assessment or deficiency, which waiver or extension is currently effective, other than in connection with an extension of time for filing a Tax Return.

(g)           To the knowledge of the Company, neither the Company nor any of its subsidiaries has entered into any “closing agreement” under Section 7121 of the Code, or other agreement with a Governmental Authority in respect of Taxes that remains in effect, and no request for a ruling, relief, advice, or any other item that relates to the Taxes or Tax returns of the Company or any of its subsidiaries is currently pending with any Governmental Authority, and no such ruling, relief or advice has been obtained since 2008.

3.17        Employee Benefit Plans.

(a)           Section 3.17(a) of the Company Disclosure Letter contains a true and complete list, as of the date hereof, of each material Company Plan (other than Foreign Plans).

(b)           With respect to each material Company Plan (other than Foreign Plans), the Company has made available to Parent true and complete copies of (i) each Company Plan and any amendments thereto (or a written summary of all material terms if the Company Plan has not been reduced to writing), (ii) the most recent summary plan descriptions with respect to each Company Plan, to the extent applicable, (iii) any related trust or other funding vehicle, (iv) the two most recent actuarial or other valuation reports and audited financial statements, to the extent applicable and (v) the most recent determination or opinion letter received from the Internal Revenue Service with respect to each Company Plan intended to qualify under Section 401 of the Code. Each Company Plan intended to be “qualified” within the meaning of Section 401(a) of the Code is covered by a determination or opinion letter from Internal Revenue Service upon which it can rely that it is so qualified or, if no such determination has been made, either an application for such determination is pending with the Internal Revenue Service or the time within which such determination may be sought from the Internal Revenue Service has not yet expired. To the knowledge of the Company, nothing has occurred with respect to the operation of each such Company Plan which would reasonably be expected to cause the loss of such qualification or exemption or the imposition of any material liability, penalty or tax under ERISA or under the Code.

(c)           No Company Plan is a “multiemployer plan,” as such term is defined in Section 3(37) of ERISA, nor is any Company Plan subject to Section 302 or Title IV of ERISA or Section 412 of the Code.

(d)           To the knowledge of the Company, no liability under Title IV, Section 302 of ERISA or Section 412 of the Code has been incurred by the Company, any of its subsidiaries or any of its or their ERISA Affiliates that has not been satisfied in full, and no condition exists that presents a risk to Parent, the Company, the Surviving Corporation, any of its or their subsidiaries or any of its or their ERISA Affiliates of incurring any such liability, other than liability for premiums due the Pension Benefit Guaranty Corporation arising in the ordinary course (which premiums have been paid when due) and other than liabilities that would not, individually or in the aggregate, reasonably be expected to be materially adverse to the Company and its subsidiaries, taken as a whole.  No tax, penalty, or other liability has been incurred by the Company or its subsidiaries in respect of the funding or lack of funding of any Company Plan subject to Section 302 or Title IV of ERISA or Section 412 of the Code, and nor do any circumstances exist that could reasonably be expected to give rise to any such tax, penalty or liability.

(e)           Neither the Company, any of its subsidiaries nor any of its or their ERISA Affiliates have, within the six (6) years immediately preceding the date of this Agreement, withdrawn or partially withdrawn from any “multiemployer plan,” as such term is defined in Section 3(37) of ERISA. As of the date hereof, none of the Company, any of its subsidiaries, or any of its or their ERISA Affiliates have, within the past twelve (12) months, received written notice from any “multiemployer plan” (as such term is defined in Section 3(37) of ERISA) that it is in reorganization or is insolvent, that increased contributions may be required to avoid a reduction in plan benefits or the imposition of any excise Tax, or that such plan intends to terminate or has terminated.

(f)            Each Company Plan has been drafted, operated and administered in all material respects in accordance with its terms and the requirements of all applicable Laws, including but not limited to ERISA and the Code.

(g)           Except to the extent required by Section 4980B of the Code or applicable state Law, at the participant’s sole expense, no Company Plan provides medical, surgical, hospitalization, death or similar benefits (whether or not insured) for current or former directors, consultants, independent contractors, employees of the Company or any of its subsidiaries in the United States for periods extending beyond the last day of the month of their retirement or other termination of service.

(h)           Neither the execution or delivery of this Agreement nor the consummation of the Merger will, either alone or in conjunction with any other event, (i) entitle any current or former director, employee, consultant or independent contractor of the Company or any of its subsidiaries to severance pay or any other payment, (ii) increase the amount or value of any benefit or compensation otherwise payable or required to be provided to any such director, employee, consultant or independent contractor, or (iii) accelerate the time of payment or vesting of compensation due any such director, employee, consultant or independent contractor. No payment or benefit paid or provided, or to be paid or provided, whether contingent or otherwise, to current or former directors, employees, consultants or independent contractors of the Company or any of its subsidiaries (including pursuant to this Agreement) will fail to be deductible for federal income Tax purposes under Section 280G of the Code. No Company Plan or other agreement with any current or former employee provides for a “gross-up” or similar payment in respect of any Taxes that may become payable under Section 409A or Section 4999 of the Code.

(i)            As of the date hereof, there are no pending Actions, or to the knowledge of the Company, threatened Actions, audits or investigations against any Company Plan, the assets of any of the trusts under such plans or the plan sponsor or the plan administrator, or against any fiduciary of any Company Plans, or otherwise involving any Company Plan (other than routine claims for benefits) that, in each case, could reasonably be expected to result in material liability to the Company or its subsidiaries, taken as a whole.

(j)            With respect to each Foreign Plan, (A) if required to be funded, the assets of each such Foreign Plan are sufficient under applicable local Law to provide for the payment of such benefits in full, or (B) if not required to be funded, the book reserves (determined in accordance with GAAP) are sufficient to provide for the payment of benefits, except, in each case, as would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect. With respect to any Foreign Plan, the consummation of the transactions contemplated by this Agreement will not give rise to a material liability to or obligation of the Company or its subsidiaries to make any material contributions to such Foreign Plan or otherwise increase or accelerate any material liabilities under any such plan or, to the knowledge of the Company, be likely to cause the trustees of any such Foreign Plan to materially change or alter their investment policy.

3.18        Employment Matters.

(a)           As of the date hereof, neither the Company nor any of its subsidiaries is a party to, bound by or is negotiating any collective bargaining agreements or any other labor-related agreements with any labor union, labor organization or works council (“Collective Bargaining Agreements”) in the United States, and, to the knowledge of the Company, no employees of the Company or any of its subsidiaries are represented by any labor union, labor organization or works council in the United States in connection with their employment with the Company or any subsidiary other than the labor unions, labor organizations or works councils that are party to a Collective Bargaining Agreement.

(b)           Except as would not, individually or in the aggregate, reasonably be expected to be materially adverse to the Company and its subsidiaries, taken as a whole, as of the date hereof, (i) to the knowledge of the Company, there are no labor representation proceedings or petitions seeking a labor representation proceeding presently pending before the National Labor Relations Board or any other labor relations tribunal or any other Governmental Authority, (ii) to the knowledge of the Company, since January 1, 2012, there have been no organizational campaigns or petitions by any labor union, workers’ council or labor organization seeking recognition of a collective bargaining unit with respect to, or otherwise attempting to represent for collective bargaining purposes, any of the employees of the Company or any of its subsidiaries or compel the Company or any of its subsidiaries to bargain with any such labor union, works council or labor organization, (iii) there are no organized labor strikes, slowdowns, walkouts, work stoppages or other labor-related controversies pending or, to the knowledge of the Company threatened against the Company or any of its subsidiaries; and neither the Company nor any of its subsidiaries has experienced any such organized labor strike, slowdown, walkout, work stoppage or other labor-related controversy since January 1, 2012 and (iv) there is no pending charge or complaint against the Company or any of its subsidiaries by the National Labor Relations Board or any comparable Governmental Authority.

3.19        Environmental Matters.

(a)                                 To the knowledge of the Company, as of the date hereof, there is no pending or threatened Environmental Claim or Environmental Liability regarding the Company or any of its subsidiaries or any property currently or formerly owned, operated or leased by the Company or its subsidiaries that could reasonably be expected to result in the future expenditure by the Company or any subsidiary of more than $100 million in order to satisfy or resolve.

(b)                                 Except as would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect:

(i)            with respect to real property that is currently owned, leased or operated by the Company and its subsidiaries, and to the knowledge of the Company, with respect to real property that was formerly owned, leased or operated by the Company or any of its subsidiaries (or any predecessor in interest), there have been no releases, spills or discharges of Hazardous Materials at or from any of such real properties that has caused environmental contamination at any location that is reasonably likely to result in an obligation of the Company or any subsidiary to investigate or remediate such environmental contamination pursuant to applicable Environmental Law or contractual agreement or otherwise result in any Environmental Claim or Environmental Liability;

(ii)           to the knowledge of the Company, neither the Company nor any subsidiary of the Company has expressly agreed to assume or undertake responsibility for any liability or obligation of any other person arising under or relating to Environmental Laws, excluding (i) customary provisions in real property leases or in credit agreements or (ii) the assumption of any such liability as a result of the transfer of assets and liabilities to the Company by Abbott Laboratories; and

(iii)          to the knowledge of the Company, there are no other activities, conditions or circumstances that would be reasonably likely to result in any material Environmental Claim or Environmental Liability.

(c)                                  Except as would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect, to the knowledge of the Company, the Company and each of its subsidiaries are, and for the past five (5) years have been, in compliance with all Environmental Laws (which compliance includes, but is not limited to, possession of all Permits required under applicable Environmental Laws, and compliance with the terms and conditions thereof).

3.20        Regulatory Matters.

(a)           Except as would not, individually or in the aggregate, reasonably be expected to be materially adverse to the Company and its subsidiaries, taken as a whole, to the knowledge of the Company, each of the Company and its subsidiaries (or their respective agents) has all licenses, permits, franchises, variances, registrations, exemptions, orders and other governmental authorizations, consents, approvals and clearances, and has submitted notices to, all Governmental Authorities that are concerned with the quality, identity, strength, purity, safety, efficacy, use, manufacturing, advertising, distribution and sale of the Company Products (any such Governmental Authority, a “Company Regulatory Agency”), including, but not limited to, all authorizations and registrations under the Federal Food, Drug and Cosmetic Act of 1938, as amended (the “FDCA”), the Public Health Service Act of 1944, as amended (the “PHSA”), and the regulations of the United States Food and Drug Administration (the “FDA”) promulgated thereunder, the Federal Controlled Substances Act of 1970 and the regulations of the U.S. Drug Enforcement Administration (the “DEA”) promulgated thereunder and all state controlled substance Laws and regulations, in each case to the extent necessary for the Company or any such subsidiary to own, lease and operate its properties or other assets and to carry on and operate its respective businesses as currently conducted (the “Company Permits”).  Except as would not, individually or in the aggregate, reasonably be expected to be materially adverse to the Company and its subsidiaries, taken as a whole, all such Company Permits are valid and in full force and effect. Since January 1, 2012, there has occurred no violation by the Company or its subsidiaries of, default (with or without notice or lapse of time or both) by the Company or its subsidiaries under, or, to the knowledge of the Company, event giving to others any right of termination, amendment or cancellation of, with or without notice or lapse of time or both, any Company Permit, except as would not, individually or in the aggregate, reasonably be expected to be materially adverse to the Company and its subsidiaries, taken as a whole. Except as would not, individually or in the aggregate, reasonably be expected to be materially adverse to the Company and its subsidiaries, taken as a whole, the Company and each of its subsidiaries are in compliance with the terms of all Company Permits and the consummation of the Merger, in and of itself, will not cause the revocation or cancellation of any Company Permit pursuant to the terms of any such Company Permit.

(b)           Since January 1, 2012, except as would not, individually or in the aggregate, reasonably be expected to be materially adverse to the Company and its subsidiaries, taken as a whole, all of the Company Products that are subject to the jurisdiction of the FDA, DEA or any other Company Regulatory Agency are being manufactured, imported, exported, processed, developed, labeled, stored, tested, marketed, advertised, promoted, detailed and distributed by or, to the knowledge of the Company, on behalf of the Company or its subsidiaries in compliance with all applicable requirements under any Company Permit or Laws administered or enforced by the FDA, DEA or other Company Regulatory Agency, including those relating to investigational use, premarket approval and applications or abbreviated applications to market a new Company Product.

(c)           Since January 1, 2012, all preclinical studies and clinical trials, and other studies and tests conducted by or, to the knowledge of the Company, on behalf of the Company or any of its subsidiaries have been, and if still pending are being, conducted in compliance with all applicable Laws, including, but not limited to, the FDCA and its applicable implementing regulations at 21 C.F.R. Parts 50, 54, 56, 58, 312 and 812, except for such noncompliance as would not, individually or in the aggregate, reasonably be expected to be materially adverse to the Company and its subsidiaries, taken as a whole. Since January 1, 2012, except as would not, individually or in the aggregate, reasonably be expected to be materially adverse to the Company and its subsidiaries, taken as a whole, no clinical trial conducted by or, to the knowledge of the Company, on behalf of the Company or any of its subsidiaries has been terminated or suspended prior to completion for safety or other non-business reasons, and neither the FDA nor any other applicable Company Regulatory Agency, clinical investigator that has participated or is participating in, or institutional review board that has or has had jurisdiction over, a clinical trial conducted by or, to the knowledge of the Company, on behalf of the Company or any of its subsidiaries has commenced, or, to the knowledge of the Company, threatened to initiate, any action to place a clinical hold order on, or otherwise terminate, delay or suspend, any ongoing clinical investigation conducted by or, to the knowledge of the Company, on behalf of the Company or any of its subsidiaries.

(d)           Since January 1, 2012 through the date hereof, neither the Company nor any of its subsidiaries has received any FDA “warning letters” with respect to the Company Products or any of the Company’s manufacturing or distribution processes or procedures.

(e)           As of the date hereof, none of the Company or any of its subsidiaries, nor to the knowledge of the Company any contract manufacturer with respect to the Company Products, is subject to an unresolved Company Regulatory Agency shutdown or import or export prohibition, FDA Form 483 or other Company Regulatory Agency written notice of material inspectional observations, “warning letters,” “untitled letters” or written requests to make material changes, in each case as it applies to the Company Products or any of the Company’s manufacturing or distribution processes or procedures, except as would not, individually or in the aggregate, reasonably be expected to be materially adverse to the Company and its subsidiaries, taken as a whole.

(f)            The current manufacturing operations conducted by or, to the knowledge of the Company, on behalf of the Company or any of its subsidiaries is conducted in compliance with applicable Laws, including the provisions of the FDA’s current good manufacturing practice regulations at 21 C.F.R. Parts 210-211 and 820 for Company Products sold in the United States, and the respective counterparts thereof promulgated by Company Regulatory Agencies in countries outside the United States, except where the failure to so comply would not, individually or in the aggregate, reasonably be expected to be materially adverse to the Company and its subsidiaries, taken as a whole. As of the date hereof, there are no pending or, to the knowledge of the Company, threatened actions or proceedings by the FDA, DEA or any applicable foreign equivalent which would reasonably be expected to prohibit or materially impede the sale of any Company Product currently manufactured and/or sold by the Company or any of its subsidiaries into any market except as would not, individually or in the aggregate, reasonably be expected to be materially adverse to the Company and its subsidiaries, taken as a whole.

(g)           Since January 1, 2012, to the knowledge of the Company, neither the Company, nor any of its subsidiaries, has committed any act, made any statement or failed to make any statement that would reasonably be expected to provide a basis for the FDA or any other Company Regulatory Agency to invoke its policy with respect to “Fraud, Untrue Statements of Material Facts, Bribery, and Illegal Gratuities”, or similar policies, set forth in any applicable Laws, except as would not, individually or in the aggregate, reasonably be expected to be materially adverse to the Company and its subsidiaries, taken as a whole. Since January 1, 2012, none of the Company, its subsidiaries or, to the knowledge of the Company, any of their respective officers or key employees has been convicted of any crime or engaged in any conduct that has resulted, or would reasonably be expected to result, in debarment under 21 U.S.C. Section 335a or any similar applicable Law except as would not, individually or in the aggregate, reasonably be expected to be materially adverse to the Company and its subsidiaries, taken as a whole. As of the date hereof, no Actions against the Company, its subsidiaries, or, to the knowledge of the Company, any of their respective officers or key employees that would reasonably be expected to result in such a material debarment are pending, and as of the date hereof the Company has not received written notice that any such Actions are threatened except as would not, individually or in the aggregate, reasonably be expected to be materially adverse to the Company and its subsidiaries, taken as a whole.

(h)           To the knowledge of the Company, each of the Company and its subsidiaries, and each of their respective directors, officers, employees and authorized agents (while acting in such capacity) is, and since January 1, 2012 has been, in compliance with all Health Care Laws applicable to the Company or any of its subsidiaries, including, to the extent applicable, the federal Anti-kickback Statute (42 U.S.C. § 1320a-7b(b)), the Anti-Inducement Law (42 U.S.C. § 1320a-7a(a)(5)), the civil False Claims Act (31 U.S.C. §§ 3729 et seq.), the administrative False Claims Law (42 U.S.C. § 1320a-7b(a)), the Health Insurance Portability and Accountability Act of 1996 (42 U.S.C. § 1320d et seq.), the exclusion Laws (42 U.S.C. § 1320a-7), the Food Drug and Cosmetic Act (21 U.S.C. §§ 301 et seq.), the Controlled Substances Act (21 U.S.C. §§ 801 et seq), the Medicare Program (Title XVIII of the Social Security Act), the Medicaid Program (Title XIX of the Social Security Act), the regulations promulgated pursuant to such Laws, requirements of the Medicaid Drug Rebate Program (42 U.S.C. § 1396r-8) and any state supplemental rebate program, requirements of Medicare average sales price reporting (42 U.S.C. § 1395w-3a), the Public Health Service Act (42 U.S.C. § 256b), the VA Federal Supply Schedule (38 U.S.C. § 8126), state pharmaceutical assistance programs and regulations under such Laws (collectively, “Health Care Laws”), except for non-compliance that would not, individually or in the aggregate, reasonably be expected to be materially adverse to the Company and its subsidiaries, taken as a whole. Since January 1, 2012 through the date hereof, except as would not, individually or in the aggregate, reasonably be expected to be materially adverse to the Company and its subsidiaries, taken as a whole, none of the Company or any of its subsidiaries has received any written notification, written correspondence or any other written communication from any Governmental Authority, including, without limitation, the FDA, the DEA, the Centers for Medicare and Medicaid Services, and the Department of Health and Human Services Office of Inspector General, specifically alleging non-compliance by, or liability of, the Company or any of its subsidiaries under any Health Care Laws.

(i)            As of the date hereof, none of the Company or any of its subsidiaries is a party to any material corporate integrity agreements, monitoring agreements, consent decrees, settlement orders, or other similar written agreements, in each case, entered into with or imposed by any Company Regulatory Agency, other than any such agreement, decree or order that has been previously disclosed in any filing with a Company Regulatory Agency.

(j)            As of the date hereof, neither the Company nor any of its subsidiaries has received any written notice from the FDA, DEA or any other Governmental Authority that it has commenced, or threatened to initiate, any action to withdraw approval, place sales, pricing or marketing restrictions on or request the recall of any Company Product, or that it has commenced, or threatened to initiate, any action to enjoin or place restrictions on the production of any Company Products except as would not, individually or in the aggregate, reasonably be expected to be materially adverse to the Company and its subsidiaries, taken as a whole.

(k)           As to the Company Products for which a biological license application, new drug application, abbreviated new drug application, investigational new drug application, 510(k) clearance, premarket approval application, investigational device exemption, or similar state or foreign regulatory application has been approved, the Company and its subsidiaries are in compliance with 21 U.S.C. §§ 355, 360, 360e, Section 351 of the PHSA or 21 C.F.R. Parts 312, 314, 600, 601, 812 or 814 et seq., respectively, and all applicable similar state and foreign regulatory requirements of any Governmental Authority, and all terms and conditions of such licenses or applications, except for any such failure or failures to be in compliance that would not, individually or in the aggregate, reasonably be expected to be materially adverse to the Company and its subsidiaries, taken as a whole. As to each drug for which the Company has sales, the Company and any relevant subsidiary of the Company, and the officers, employees or agents of the Company and any subsidiary of the Company, have included in the application for such drug, where required, the certification described in 21 U.S.C. § 335a(k)(1) and the list described in 21 U.S.C. § 335a(k)(2) and each such certification and list was true and complete when made except as would not, individually or in the aggregate, reasonably be expected to be materially adverse to the Company and its subsidiaries, taken as a whole. In addition, the Company and each of its subsidiaries is in compliance with all applicable registration and listing requirements set forth in 21 U.S.C. § 360 and 21 C.F.R. Parts 207 and 807, except for failures to so comply that have not had, and would not, individually or in the aggregate, reasonably be expected to be materially adverse to the Company and its subsidiaries, taken as a whole.

3.21        Insurance.

(a)           Except as would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect, each insurance policy under which the Company or any of its subsidiaries is an insured or otherwise the principal beneficiary of coverage (collectively, the “Insurance Policies”) is in full force and effect and all related premiums have been paid to date.

(b)           The Company and its subsidiaries are in compliance with the terms and conditions of the Insurance Policies, except for any non-compliance as would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect.

(c)           Except as would not, individually or in the aggregate, reasonably be expected to be materially adverse to the Company and its subsidiaries, taken as a whole, neither the Company nor any of its subsidiaries is in breach or default (including any such breach or default with respect to the payment of premiums or the giving of notice under any such policy) under any Insurance Policy, and, to the knowledge of the Company, no event has occurred which, with notice or lapse of time, would constitute such breach or default, or permit termination or modification, under such policy.

3.22        Foreign Corrupt Practices; International Trade Practices.  Except as would not, individually or in the aggregate, reasonably be expected to be materially adverse to the Company and its subsidiaries, taken as a whole, as of the date hereof, to the knowledge of the Company, neither the Company or its subsidiaries, nor any of their respective directors, officers, employees, agents, joint venture partners, vendors or representatives has directly or indirectly offered or paid anything of value (to be broadly construed to include monetary payments such as fees or commissions, as well as nonmonetary benefits such as employment opportunities, gifts, travel, or entertainment) to a Foreign Official or any other person  for the purpose of obtaining or retaining business or securing an improper advantage, and, has not accepted such a payment.  Except as would not, individually or in the aggregate, reasonably be expected to be materially adverse to the Company and its subsidiaries, taken as a whole, the Company and its subsidiaries have maintained accurate books and records and established sufficient internal controls and procedures to ensure compliance, to the extent applicable, with the Foreign Corrupt Practices Act, the U.K. Bribery Act and other applicable anti-corruption laws.

3.23        Global Trade Controls.  To the knowledge of the Company, as of the date hereof, the Company and each of its subsidiaries, as well as their respective directors, officers and employees are in compliance with all Global Trade Control Laws, except as would not, individually or in the aggregate, reasonably be expected to be materially adverse to the Company and its subsidiaries, taken as a whole.  To the knowledge of the Company, as of the date hereof, neither the Company, nor any of the Company’s subsidiaries, nor any of their respective directors, officers or employees is, or in the last five (5) years was a Restricted Party, except as would not, individually or in the aggregate, reasonably be expected to be materially adverse to the Company and its subsidiaries, taken as a whole. To the knowledge of the Company, the Company is not, and in the last five (5) years has not directly or indirectly engaged in any business with, or used, directly or indirectly, any corporate funds to contribute to or finance the activities of, any Restricted Party or in any Restricted Country, except as would not, individually or in the aggregate, reasonably be expected to be materially adverse to the Company and its subsidiaries, taken as a whole.  To the knowledge of the Company, as of the date hereof, no investigation, review, audit, or inquiry by any Governmental Authority with respect Global Trade Control Laws is pending or threatened, except as would not, individually or in the aggregate, reasonably be expected to be materially adverse to the Company and its subsidiaries, taken as a whole.

3.24        Brokers and Finder’s Fees.  Except for Morgan Stanley & Co. LLC (the “Company Financial Advisor”), no broker, investment banker, financial advisor or other person is entitled to any broker’s, finder’s or financial advisor’s fee or commission in connection with the transactions contemplated hereby based upon arrangements made by or on behalf of the Company or any of its subsidiaries. On or prior to the date hereof, the Company has provided Parent with an unredacted copy of the engagement letter between the Company and the Company Financial Advisor, pursuant to which the Company Financial Advisor would be entitled to any payment relating to the Merger and any other transactions contemplated by this Agreement.

3.25        Opinion of Financial Advisor. The Company Financial Advisor has delivered to the Company Board of Directors its opinion, dated on or about the date hereof, to the effect that, as of such date and based upon and subject to the factors, qualifications, assumptions, limitations and other matters set forth therein, the Per Share Price to be received by holders of shares of Company Common Stock (other than certain excluded shares of Company Common Stock as set forth therein) in the Merger is fair, from a financial point of view, to such holders. The opinion of the Company Financial Advisor has not been withdrawn, revoked or modified as of the date hereof.  The Company has been authorized by the Company Financial Advisor to permit the inclusion of such opinion in its entirety and a discussion of the Company Financial Advisor’s analysis in preparing such opinion in the Proxy Statement, subject to the Company Financial Advisor’s satisfaction with such disclosure.

3.26        Antitakeover Statutes.  The approval of the Company Board of Directors of this Agreement and the transactions contemplated hereby represents all the actions necessary to render inapplicable to this Agreement, the Merger and the other transactions contemplated by this Agreement the restrictions on “business combinations” set forth in Section 203 of the DGCL, to the extent such restrictions would otherwise be applicable to this Agreement, the Merger and the other transactions contemplated by this Agreement.  Assuming the representations and warranties of Parent and Sub set forth in Section 4.8 are true and correct, to the knowledge of the Company, no other state takeover statute or similar statute or regulation in the United States (collectively with Section 203 of the DGCL, “Takeover Laws”) will prohibit the execution, delivery or performance of or compliance with this Agreement, the Merger or the other transactions contemplated hereby.

3.27        No Other Representations or Warranties.  Except for the representations and warranties contained in this Section 3, neither the Company nor any other person on behalf of the Company makes any express or implied representation or warranty with respect to the Company or with respect to any other information provided to Parent or Sub prior to the date hereof in connection with the transactions contemplated hereby, including the accuracy, completeness or timeliness thereof.

SECTION 4

REPRESENTATIONS AND WARRANTIES OF PARENT AND SUB

Simultaneously with the execution of this Agreement, Parent and Sub jointly and severally represent and warrant to the Company as follows:

4.1          Organization, Standing and Corporate Power.

(a)           Each of Parent and Sub is a corporation duly organized, validly existing and in good standing under the Laws of the State of Delaware, and has all requisite corporate power and authority to own, lease and operate all of its properties and assets and to carry on its business as currently being conducted, except where the failure to be so duly organized, validly existing or in good standing or to have such power and authority would not, individually or in the aggregate, reasonably be expected to have a Parent Material Adverse Effect.

(b)           Each of Parent and Sub is duly licensed or qualified to do business and is in good standing (or equivalent status, to the extent such concept exists) in each jurisdiction in which the nature of the business currently conducted by it or the character or location of the properties and assets currently owned or leased by it makes such licensing or qualification necessary, except where the failure to be so licensed, qualified or in good standing (or equivalent status) would not, individually or in the aggregate, reasonably be expected to have a Parent Material Adverse Effect.

4.2          Corporate Authorization.  Each of Parent and Sub has all necessary corporate power and authority to execute and deliver this Agreement and all other agreements and documents contemplated hereby to which each is a party and to perform their respective obligations hereunder and to consummate the transactions contemplated hereby.  The execution, delivery and performance of this Agreement by Parent and Sub, and the consummation by Parent and Sub of the transactions contemplated hereby, have been duly authorized and adopted by their respective Boards of Directors, and will be approved by Parent as the stockholder of Sub immediately following the execution and delivery of this Agreement.  Except for filing the Certificate of Merger with the Secretary of State of the State of Delaware, no other corporate action on the part of Parent and Sub is necessary to authorize the execution, delivery and performance by Parent and Sub of this Agreement and the consummation by them of the transactions contemplated hereby. This Agreement has been duly executed and delivered by Parent and Sub and, assuming due authorization, execution and delivery of this Agreement by the Company, constitutes a legal, valid and binding obligation of each of Parent and Sub, enforceable against each of them in accordance with its terms (subject to the Bankruptcy and Equity Exception).

4.3          Governmental Authorization.  Except for (a) filings required under, and compliance with other applicable requirements of, (i) the Exchange Act, and any other applicable federal securities Laws (ii) state securities or “blue sky” Laws and (iii) the rules and regulations of the New York Stock Exchange (the “NYSE”), (b) the filing of the Certificate of Merger with the Secretary of State of the State of Delaware pursuant to the DGCL, and (c) filings or notifications required under, and compliance with other applicable requirements of, the HSR Act or any other Antitrust Laws, no consents or approvals of, or filings with, any Governmental Authority are necessary for the execution and delivery of this Agreement by Parent and Sub and the consummation by Parent and Sub of the transactions contemplated hereby, other than such other consents, approvals or filings that, if not obtained, made or given would not, individually or in the aggregate, reasonably be expected to have a Parent Material Adverse Effect.

4.4          No Conflict.  Neither the execution and delivery of this Agreement by Parent or Sub, nor the consummation by Parent or Sub of the transactions contemplated hereby, nor compliance by Parent or Sub with any of the provisions of this Agreement, will (a) conflict with or violate the charter or by-laws of Parent or Sub, (b) assuming that the consents, approvals and filings referred to in Section 4.3 are obtained and made, any applicable waiting periods referred to therein have expired and any condition precedent to such consent has been satisfied, violate any Restraint or Law applicable to Parent or any of its subsidiaries (including Sub) or any of their respective properties or assets, or (c) result in a breach or violation of, result in the loss of any benefit to which Parent or any of its subsidiaries (including Sub) is entitled under, conflict with any provision of, or constitute a default (or an event which, with the notice or lapse of time, or both, would constitute a default) under, result in the termination of or give rise to a right of termination or cancellation under, cause any payment or accelerate the performance required by, or result in the creation of any Lien upon the respective properties or assets of, Parent or any of its subsidiaries under, any of the terms, conditions or provisions of any Contract to which Parent or any of its subsidiaries is a party, or by which they and any of their respective properties or assets may be bound or affected, except in the case of clauses (b) and (c) for such violations, breaches, losses, conflicts, defaults, terminations, accelerations or Liens as would not, individually or in the aggregate, reasonably be expected to have a Parent Material Adverse Effect.

4.5          Capitalization of Sub; Ownership and Operations of Sub.  As of the date of this Agreement, the authorized share capital of Sub consists of 1,000 shares of Sub Common Stock, 1,000 shares of which are validly issued and outstanding.  Parent owns, and at the Effective Time will own, beneficially and of record, all of the outstanding capital stock of Sub directly or, solely to the extent assignment is made in compliance with Section 9.5(a), indirectly. Sub was formed solely for the purpose of engaging in the transactions contemplated hereby, and as of the date hereof, has engaged in no other business activities, has not incurred any material obligations or liabilities of any nature except pursuant to this Agreement and has conducted its operations only as contemplated by this Agreement.  As of the date hereof, Sub has outstanding no option, warrant, right or any other agreement pursuant to which any person other than Parent may acquire any equity security of Sub.

4.6          Information Supplied.  None of the information supplied by Parent or Sub to the Company specifically for inclusion in the Proxy Statement, will contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements made therein, in the light of the circumstances under which they were made, not misleading.

4.7          Sufficient Funds.  Parent currently has, and at Closing will have, sufficient available funds to consummate the Merger on the terms and conditions set forth herein, including without limitation to pay the Merger Consideration and other amounts payable by Parent hereunder in full in accordance with the terms and conditions of this Agreement.  Parent’s and Sub’s obligations hereunder are not subject to any conditions regarding Parent’s, Sub’s or any other person’s ability to obtain financing for the Merger and the other transactions contemplated by this Agreement.

4.8          Stock Ownership.  Neither Parent nor any of its subsidiaries or controlled affiliates is, nor at any time for the past three years has been, an “interested stockholder” of the Company as defined in Section 203 of the DGCL.  Parent and its subsidiaries collectively own, directly or indirectly, less than 2.5% of the outstanding shares of Company Common Stock or other securities convertible into, exchangeable into or exercisable for shares of Company Common Stock.

4.9          Litigation.  As of the date of this Agreement, there is no Action pending or, to the knowledge of Parent, threatened against Parent or any of its subsidiaries by or before any Governmental Authority, other than any such Action that would not, individually or in the aggregate, reasonably be expected to have a Parent Material Adverse Effect. As of the date of this Agreement, there are no outstanding judgments, writs, injunctions, decrees or orders of any Governmental Authority against or binding on Parent or any of its subsidiaries, except as would not, individually or in the aggregate, reasonably be expected to have a Parent Material Adverse Effect.

4.10        Acknowledgment of Disclaimer of Other Representations and Warranties.  Each of Parent and Sub acknowledges that, except for the representations and warranties contained in Section 3 of this Agreement, none of the Company or any of its affiliates or Representatives or any other person makes or shall be deemed to make (and Parent and Sub are not relying on) any representation or warranty, express or implied, to Parent or Sub in connection with the transactions contemplated by this Agreement.

SECTION 5

COVENANTS AND AGREEMENTS

5.1          Conduct of Business.

(a)           The Company covenants and agrees as to itself and its subsidiaries that, from the date of this Agreement until the earlier of the Effective Time and termination of this Agreement in accordance with Section 8.1, except (i) as required or specifically permitted by this Agreement (or as set forth in Section 5.1(a) of the Company Disclosure Letter), (ii) as required by applicable Law or (iii) with Parent’s consent in writing, which consent will not be unreasonably withheld, delayed or conditioned, the business of the Company and its subsidiaries shall be conducted in the ordinary course consistent with past practice and, to the extent consistent therewith, the Company and its subsidiaries shall use their respective reasonable best efforts to preserve the Company’s assets, keep its business organization intact and maintain its advantageous relations with customers, suppliers, distributors, regulators and others having significant business dealings with them.

(b)           Negative Covenants Pending Closing.  Except (x) as required or specifically permitted by this Agreement (or as set forth in Section 5.1(b) of the Company Disclosure Letter) or (y) as required by applicable Law, from the date of this Agreement until the earlier of the Effective Time and termination of this Agreement in accordance with Section 8.1, unless Parent otherwise consents in writing, which consent will not be unreasonably withheld, delayed or conditioned, the Company shall not, and shall not permit any of its subsidiaries to:

(i)            amend the Company Charter Documents or other similar organizational documents of any of its material subsidiaries;

(ii)           (A) issue, deliver, sell, grant, dispose of, pledge or otherwise encumber any shares of capital stock of any class or any other Equity Interest of the Company or any of its subsidiaries (the “Company Securities”), or any rights, warrants, options, calls, commitments or any other agreements of any character to purchase or acquire any Company Securities, or any securities or rights convertible into, exchangeable or exercisable for, or evidencing the right to subscribe for, any Company Securities, provided that the Company may issue shares of Company Common Stock solely upon the exercise or settlement of Company

Options, Company Performance Share Awards and Company Restricted Stock Units that are outstanding on the date of this Agreement in accordance with their terms as of the date of this Agreement; (B) redeem, purchase or otherwise acquire any outstanding Company Securities, or any rights, warrants, options, calls, commitments, convertible securities or any other agreements of any character to acquire any Company Securities, except in connection with the exercise or settlement of Company Options, Company Performance Share Awards and Company Restricted Stock Units that are outstanding on the date of this Agreement and in accordance with their terms as of the date of this Agreement and consistent with past practice; (C) adjust, split, combine, subdivide or reclassify any Company Securities; or (D) except as required by the terms of this Agreement (or by the terms of the Company Equity Plan or an applicable award agreement under the Company Equity Plan, each as in effect on the date of this Agreement), accelerate the vesting of any outstanding Company Option, Company Performance Share Award, Company Restricted Stock Unit or Company Restricted Share;

(iii)          directly or indirectly acquire from a third party (including by merger, consolidation, or purchase of Equity Interests of) any firm, corporation, partnership, company, limited liability company, trust, joint venture, association or other entity or division thereof or, other than as may be included in the capital expenditure budgets described in Section 5.1(b)(xii), the purchase directly or indirectly of any properties or assets (other than purchases of supplies and inventory in the ordinary course of business consistent with past practice), if (1) the aggregate amount of all consideration to be paid or transferred by the Company and the Company’s subsidiaries in connection with such transaction (including the assumption of Indebtedness for borrowed money) exceeds $1 million individually and (2) the total of all consideration to be paid or transferred by the Company and the Company’s subsidiaries in such transactions (including the assumption of Indebtedness for borrowed money) described in clause (1) would exceed $25 million in the aggregate;

(iv)          sell, dispose of, transfer or license any properties, rights or assets (including securities of the Company’s subsidiaries, and the Company Intellectual Property) that are material to the Company and its subsidiaries, taken as a whole, except (A) sales of inventory in the ordinary course of business consistent with past practices, (B) non-exclusive licenses of Intellectual Property in connection with the sale of products or services in the ordinary course of business consistent with past practice, (C) transfers among the Company and its wholly owned subsidiaries or (D) dispositions of obsolete or unsalable inventory or equipment;

(v)           create or subject to any Lien (including pursuant to a sale-leaseback transaction or an asset securitization transaction) (other than a Permitted Lien) any properties, rights or assets (including securities of the Company’s subsidiaries, and the Company Intellectual Property) that are material to the Company and its subsidiaries, taken as a whole;

(vi)          incur, create, assume or otherwise become liable for any Indebtedness for borrowed money (including the issuance of any debt security and the assumption or guarantee of obligations of any person, but excluding any capital leases) (or enter into a “keep well” or similar agreement), or issue or sell any debt securities or options, warrants, calls or other rights to acquire any debt securities of the Company or any of its subsidiaries, in amounts in excess of $10 million in the aggregate, other than (A) through borrowings (including letters of credit) under the Company’s existing Credit Facility, (B) pursuant to inter-company arrangements among or between the Company and one or more of its subsidiaries or among or between subsidiaries of the Company or (C) any Indebtedness to the extent repaid prior to Closing;

(vii)         declare, set aside, make or pay any dividend or other distribution, whether payable in cash, stock, property or otherwise, in respect of the Company Common Stock, Company Preferred Stock or Equity Interests of any non-wholly owned subsidiary of the Company;

(viii)        (A) increase in any respect the compensation of any of its directors, officers, employees or independent contractors or consultants, other than as required pursuant to applicable Law or the terms of Collective Bargaining Agreements as in effect on the date of this Agreement or in the ordinary course of business consistent with past practice; (B) grant any severance or termination benefits to any director, officer, employee, independent contractor or consultant of the Company or any of its subsidiaries, except as required under the terms of any Company Plan or Collective Bargaining Agreement, as each is in effect on the date of this Agreement or as required by applicable Law or except in the ordinary course of business consistent with past practice; (C) make any new equity or equity-based awards to any director, officer, employee, independent contractor or consultant of the Company or any of its subsidiaries other than pursuant to Company obligations in effect as of the date hereof and listed on Section 5.1(b)(viii) of the Company Disclosure Letter; (D) take any action to accelerate the vesting or payment, or fund or in any other way secure the payment of, compensation or benefits under any Company Equity Plan or Company Plan to the extent not required by the terms of such Company Equity Plan or Company Plan as in effect on the date of this Agreement; (E) except as would not result in an incremental cost or expense to the Company, enter into, negotiate, establish, amend or terminate any Company Plan or any employment, retention or change in control agreement, bonus or other incentive compensation, profit sharing, health or other welfare, stock option or other equity (or equity-based), pension, retirement, vacation, severance, deferred compensation or other compensation or benefit plan, policy, agreement, arrangement that would have been a Company Plan if it were in existence on the date hereof other than as required by applicable Law or except in the ordinary course of business consistent with past practice (except that such ordinary course carve-out shall not apply to retention or change in control agreements, stock option or other equity (or equity-based) plans, policies, agreements or arrangements or any modifications to applicable targets or target awards under any bonus or incentive plans, agreements or arrangements); (F) change any actuarial or other assumptions used to calculate funding obligations with respect to any Company Plan or to change the manner in which contributions to such plans are made or the basis on which such contributions are determined, other than as required pursuant to terms of any Company Plan or as may be required by applicable Law; or (G) enter into, establish or terminate any Collective Bargaining Agreement, other than as required by applicable Law, or negotiate or amend any Collective Bargaining Agreement other than as required by applicable Law or in the ordinary course of business consistent with past practice;

(ix)          make any material changes in financial accounting methods, principles or practices (or change an annual accounting period), except insofar as may be required by GAAP (or any interpretation thereof), applicable Law or regulatory or quasi-

regulatory (including the Financial Accounting Standards Board or any similar organization) guidelines;

(x)           release, compromise, assign or settle any suit, action, claim, proceeding, investigation or litigation (including without limitation any suit, action, claim, proceeding, investigation or litigation relating to this Agreement or the Merger and the other transactions contemplated hereby) other than releases, assignments, compromises and settlements in the ordinary course of business consistent with past practice that involve the payment of monetary damages (not covered by insurance) not in excess of $25,000,000 in the aggregate and do not (A) restrict in any material respect the ongoing operations of the Company and its subsidiaries or, after the Effective Time, the Surviving Corporation or Parent and their respective subsidiaries, or (B) include the admission of wrongdoing by the Company or any of its subsidiaries;

(xi)          except in the ordinary course of business consistent with past practice (A) make, change or revoke any Tax election or adopt or change any method of Tax accounting, (B) enter into any “closing agreement” as described in Section 7121 of the Code (or any comparable or similar provisions of applicable Law), settle or compromise any liability with respect to Taxes or surrender any claim for a refund of Taxes, (C) file any amended Tax Return, or (D) consent to any extension or waiver of the limitations period applicable to any claim or assessment with respect of Taxes, in each case, to the extent such action could materially affect Parent, the Company, or any of their subsidiaries in a taxable period (or portion thereof) ending after the Closing;

(xii)         make or commit to any material capital expenditures on an annual basis which have an aggregate value in excess of 110% of the aggregate budgeted amount reflected in the capital expenditure budgets provided to Parent by the Company prior to the date hereof;

(xiii)        (A) enter into any Contract that would be a Material Contract or terminate any Material Contract, (B) enter into, materially modify or materially amend, waive any material rights under or renew for a period longer than six months, any Contract for the distribution of Company Products in any market outside of the United States pursuant to which the Company or any of its subsidiaries has received, or would reasonably expect to receive, payments in excess of $500,000 annually, (C) terminate any Material Contract other than in the ordinary course of business consistent with past practice, (D) materially modify, amend, waive any right under or renew or extend any Material Contract (other than renewals or extensions that, by their terms, renew or extend for periods of one year or less), or (E) enter into or extend the term or scope of any Contract that purports to restrict the Company, or any of its subsidiaries, from engaging or competing in any line of business or in any geographic area in any material respect; provided, however, that clauses (A) and (D), this Section 5.2(b)(xiii) shall not restrict the Company or any of subsidiaries from entering into, modifying, waiving or amending any Contract in the ordinary course of business consistent with past practice and that is: (1) a Contract for the sale of Company Products, including Contracts with group purchasing organizations and wholesalers, (2) a supply or procurement Contract with respect to any raw materials, active pharmaceutical ingredients or other goods or services purchased by the Company or its subsidiaries in the ordinary course of business, or (3) a Contract that has a term of one year or less or that may be terminated by the Company or such subsidiary on written notice of one year or less without incurring any material cost or penalty;

(xiv)        enter into any material joint venture, license, alliance, joint promotion, co-marketing or development agreement or arrangement with any other person, including with respect to any products or products in development with any other person;

(xv)         intentionally fail to pay any required filing, prosecution, maintenance, or other fees, or otherwise intentionally fail to make any document filings or payments required to maintain any material Company Intellectual Property in full force and effect or to diligently prosecute applications for registration of material Company Intellectual Property;

(xvi)        (1) except for any such programs already announced or in progress as of the date hereof and disclosed in reasonable detail to Parent, implement or effect or (2) announce, any reduction in force, lay-off, early retirement program, severance program or other similar program concerning the termination of employment of employees of the Company or any of its subsidiaries, in each case, except in the ordinary course of business and consistent with past practice;

(xvii)       make any material investment (by contribution to capital, property transfers, purchase of securities or otherwise) in, or material loan (other than (i) travel and similar advances to its employees in the ordinary course of business consistent with past practice and (ii) deferred purchase price of property or services, including trade payables and obligations extended in the ordinary course of business) to any person other than a direct or indirect wholly owned subsidiary of the Company in the ordinary course of business and consistent with the Company’s past practice;

(xviii)      (A) terminate any officer of the Company with the title of Corporate Vice President or higher or (B) hire or offer employment to any individual as a director, officer, employee, independent contractor or consultant of the Company or any of its subsidiaries with total annual base compensation in excess of $250,000;

(xix)        enter into, amend or cancel any material Insurance Policies other than in ordinary course of business;

(xx)         merge or consolidate the Company or any of its subsidiaries with any person or adopt a plan of complete or partial liquidation or resolutions providing for a complete or partial liquidation, dissolution, restructuring, recapitalization or other reorganization of the Company or any of its subsidiaries;

(xxi)        (A) enter into, amend or terminate any interest rate, currency, commodity, equity, credit or other derivative or any other Specified Transaction (as defined in the 2002 ISDA Master Agreement) (a “Hedging Transaction”) other than in the ordinary course of business; or (B) amend, terminate or unwind any Hedging Transaction prior to its maturity, or take such other action that would have a similar effect, to the extent that all such actions would result in a gain or loss to the Company or any of its subsidiaries that exceeds $5,000,000, in the aggregate;

(xxii)       agree or commit to the FDA, United States Department of Justice or European Medicines Agency to take, or refrain from taking, any action regarding any of the Company Products or the Company facilities, if such action or inaction would, individually or in combination with other such agreements or commitments, reasonably be expected to be materially adverse to the Company and its subsidiaries taken as a whole; provided, however, that this Section 5.1(b)(xxii) shall not prohibit the Company from agreeing or committing to take any action of the type set forth on Section 5.1(b)(xxii) of the Company Disclosure Letter so long as the Company provides Parent with prompt written notice of such agreement or commitment if the agreed or committed act is or would reasonably be expected to be material to the Company and its subsidiaries as a whole;

(xxiii)      make voluntary contributions to pension plans of the Company or any of its subsidiaries except as required by Law;

(xxiv)     take any action prohibited by Section 5.1(b)(xxiv) of the Company Disclosure Letter; or

(xxv)      enter into any agreement in writing or otherwise commit to take any of the foregoing actions.

5.2          No Solicitation.

(a)           The Company has ceased, and has instructed its officers, directors, employees, investment bankers, attorneys, accountants or other advisors, agents or representatives that have been involved in the negotiation of the transactions contemplated hereby or any proposal received since January 1, 2014 that would have constituted an Acquisition Proposal if received following the date hereof (collectively, “Representatives”) to cease, and caused to be terminated all existing discussions, negotiations and communications with any persons or entities with respect to any offer or proposal or potential offer or proposal relating to any transaction or proposed transaction or series of related transactions, other than the transactions contemplated hereby, involving any Acquisition Proposal.  Except as provided in Section 5.2(b) or 5.2(c) below, from the date of this Agreement until the earlier of termination of this Agreement or the Effective Time, the Company shall not and shall not authorize its Representatives (and shall use its reasonable best efforts not to permit its Representatives), to directly or indirectly through another person, (i) initiate, solicit or knowingly encourage (including by way of furnishing any non-public information relating to the Company or any of its subsidiaries), or knowingly induce or knowingly take any other action which is intended to lead to the making, submission or announcement of any Acquisition Proposal, (ii) enter into any agreement with respect to any Acquisition Proposal, (iii) engage in negotiations or discussions with, or provide any information or data to, any person (other than Parent or any of its affiliates or representatives) relating to any Acquisition Proposal, (iv) approve, endorse or recommend an Acquisition Proposal or any letter of intent, memorandum of understanding or other Contract contemplating an Acquisition Proposal or (v) resolve to do any of the foregoing.  The Company shall, within 24 hours of the date hereof, terminate access by any third party to any data room (virtual or actual) containing any of the Company’s confidential information. Within two (2) business days from the date hereof, the Company shall request the return or destruction of all confidential, non-public information provided to third parties prior to the date hereof that have, since January 1, 2014, entered into confidentiality agreements relating to a possible Acquisition Proposal with the Company or any of its subsidiaries.  Notwithstanding the foregoing, nothing contained in this Section 5.2(a) or in Section 6.4 or any other provision hereof shall prohibit the Company or the Company Board of Directors from (A) taking and disclosing to the Company’s stockholders its position with respect to any tender or exchange offer by a third party pursuant to Rules 14d-9 and 14e-2 promulgated under the Exchange Act or from issuing a “stop, look and listen” statement pending disclosure of its position thereunder or (B) making any disclosure to its stockholders if the Company Board of Directors determines in good faith that the failure to make such disclosure would be inconsistent with the Company Board of Directors’ fiduciary duties to the Company’s stockholders under applicable Law; provided, however, that (1) in no event shall this Section 5.2(a) affect the obligations specified in Section 5.2(b) or 5.2(c) and (2) any such disclosure (other than issuance by the Company of a “stop, look and listen” or similar communication of the type contemplated by Rule 14d-9(f) under the Exchange Act) that addresses or relates to the approval, recommendation or declaration of advisability by the Company Board of Directors with respect to this Agreement or an Acquisition Proposal shall be deemed to be an Adverse Recommendation Change unless the Company Board of Directors in connection with such communication publicly states that its recommendation with respect to this Agreement has not changed or refers to the prior recommendation of the Company Board of Directors, without disclosing any Adverse Recommendation Change.

(b)           Notwithstanding the foregoing, prior to the date on which the Company has received Company Stockholder Approval, if the Company receives a written Acquisition Proposal with respect to the Company from a third party and the receipt of such Acquisition Proposal was not initiated, solicited, knowingly encouraged or knowingly induced in violation of Section 5.2(a), then the Company may furnish information concerning its business, properties or assets to any person pursuant to a confidentiality agreement with terms relating to the confidential information of the Company no less favorable, in the aggregate, to the Company than those contained in the Confidentiality Agreement and may negotiate and participate in discussions and negotiations with such person concerning an Acquisition Proposal if the Company Board of Directors determines in good faith by resolution duly adopted that such Acquisition Proposal constitutes or is reasonably likely to constitute a Superior Proposal.  The Company shall promptly (and in any case within 24 hours and prior to furnishing information concerning the Company to such third party) (i) provide Parent notice (A) of the receipt of any Acquisition Proposal and (B) of any inquiries, proposals or offers received by, or any discussions or negotiations sought to be initiated or continued with, the Company or its Representatives concerning an Acquisition Proposal or that could reasonably be expected to lead to an Acquisition Proposal and disclose the identity of the other party and the material terms of such inquiry, offer, proposal or request and, in the case of written materials, provide copies of such materials and (ii) provide Parent with copies of all written information concerning the Company provided by the Company to such party to the extent not previously provided or made available to Parent.  The Company will keep Parent reasonably informed on a reasonably prompt basis (and, in any case within 24 hours of any material development) of the status and details (including material amendments and material proposed amendments) of any such Superior Proposal or other inquiry, offer, proposal or request.  The Company shall promptly (and in any case within 24 hours), following a determination by the Company Board of Directors that an Acquisition Proposal is a Superior Proposal, notify Parent of such determination.

(c)           Except as permitted by this Section 5.2(c), neither the Company Board of Directors nor any committee thereof shall (i) withdraw, qualify or modify, or propose to withdraw, qualify or modify, in a manner adverse to Parent or Sub, the approval or recommendation by the Company Board of Directors or any such committee of this Agreement or the Merger, (ii) approve or recommend or publicly propose to approve or recommend any Acquisition Proposal or (iii) enter into any agreement (other than a confidentiality agreement in compliance with Section 5.2(b)) with respect to any Acquisition Proposal (any action described in this sentence being referred to as a “Adverse Recommendation Change”).  Notwithstanding the foregoing, prior to the date on which the Company has received Company Stockholder Approval, the Company Board of Directors may effect an Adverse Recommendation Change if (x) the Company receives an Acquisition Proposal that was not initiated, solicited, knowingly encouraged or knowingly induced, or the result of any action knowingly taken which was intended to lead to the making, submission or announcement of such Acquisition Proposal in violation of Section 5.2(a) that the Company Board of Directors concludes constitutes a Superior Proposal or (y) an Intervening Event occurs and as a result thereof the Company Board of Directors determines in good faith that the failure to effect an Adverse Recommendation Change would be inconsistent with its fiduciary duties to the Company’s stockholders under applicable Law; provided that (1) prior to effecting such an Adverse Recommendation Change with respect to a Superior Proposal, (A) the Company has notified Parent in writing that it intends to effect an Adverse Recommendation Change; (B) the Company has provided Parent a copy of all proposed definitive agreements (including all financing documents if applicable) with respect to such Superior Proposal; (C) if requested to do so by Parent, for a period of four (4) business days following delivery of such notice, the Company shall have discussed and negotiated in good faith, and shall have made its Representatives available to discuss and negotiate in good faith, with Parent’s representatives any bona fide proposed modifications to the terms and conditions of this Agreement; and (D) no earlier than the end of such four (4) business day period, the Company Board of Directors shall have concluded, after considering the terms of any proposed amendment or modification to this Agreement proposed by Parent during such four (4) business day period, that such Superior Proposal still constitutes a Superior Proposal (it being understood and agreed that any change to the financial or other material terms of a proposal that was previously the subject of a notice hereunder shall require a new notice to the Parent as provided above, but with respect to any such subsequent notices references herein to a “four (4) business-day period” shall be deemed references to a “three (3) business day period”) and (2) prior to effecting such an Adverse Recommendation Change with respect to an Intervening Event, (x) the Company has notified Parent in writing that it intends to effect an Adverse Recommendation Change, describing in reasonable detail the reasons for such Adverse Recommendation Change; (y) if requested to do so by Parent, for a period of four (4) business days following delivery of such notice, the Company shall have discussed and negotiated in good faith, and shall have made its Representatives available to discuss and negotiate in good faith, with Parent’s representatives any bona fide proposed modifications to the terms and conditions of this Agreement; and (z) no earlier than the end of such four (4) business day period, the Company Board of Directors shall have determined in good faith, after considering the terms of any proposed amendment or modification to this Agreement proposed by Parent during such four (4) business day period, that the failure to effect an Adverse Recommendation Change would still be inconsistent with the Company Board of Directors’ fiduciary duties to the Company’s stockholders under applicable Law.  Any such Adverse Recommendation Change shall not change the approval of the

Company Board of Directors for purposes of causing any state takeover statute or other state Law to be inapplicable to the transactions contemplated by this Agreement, including the Merger.

5.3          Employee Matters.

(a)           For purposes of this Section 5.3, (i) the term “Covered Employees” shall mean employees (other than Covered Union Employees) who are employed by the Company or its subsidiaries at the Effective Time and whose employment will continue with the Surviving Corporation, Parent or one of their respective subsidiaries following the Effective Time; and (ii) the term “Continuation Period” shall mean the period beginning at the Effective Time and ending on the second anniversary of the Effective Time.  For the avoidance of doubt, an employee who is a Covered Union Employee as of the Effective Time who ceases to be a Covered Union Employee during the Continuation Period but remains an employee of the Surviving Corporation, Parent or one of their respective subsidiaries shall be a Covered Employee for purposes of this Section 5.3.

(b)           Base Compensation; Annual Target Bonus Opportunity; Post-Effective Time Bonus Payments. For the Continuation Period, Parent shall provide, or shall cause the Surviving Corporation to provide to each Covered Employee, an annual base salary or hourly rate of pay and an annual target cash bonus opportunity (expressed as a percentage of base salary) that, in each case, is no less than the base salary or hourly rate of pay or the annual target bonus, as applicable, that such Covered Employee received from the Company immediately prior to the Effective Time.  Parent shall provide, or shall cause the Surviving Corporation to provide, to each Covered Employee who remains employed through the last day of the calendar year in which the Effective Time occurs, an annual bonus payment for such year that is not less than their pro-rata annual target bonus for the period commencing on the Effective Time and ending on the last day of the calendar year in which the Effective Time occurs.

(c)           Benefit Plans. During the Continuation Period, Parent shall maintain or cause the Surviving Corporation to maintain employee benefit plans, programs, policies, arrangements and agreements including without limitation severance plans, arrangements and agreements for Covered Employees that are no less favorable in the aggregate (and individually, with respect to any severance plan or arrangement) to the Company Plans that were in effect immediately prior to the Effective Time (other than the bonus plans described in Section 5.3(b) above, long-term incentives, change in control, retention, transaction, stay or similar arrangements); provided, however, that (i) with respect to employees who are subject to Collective Bargaining Agreements and who are employed by the Company or its subsidiaries at the Effective Time and whose employment will continue with the Surviving Corporation, Parent or one of their respective subsidiaries following the Effective Time (“Covered Union Employees”), employee benefits shall be provided in accordance with the applicable Collective Bargaining Agreements, (ii) Parent’s obligations under this Section 5.3 shall be subject to such modifications as are necessary to comply with applicable Laws of the foreign countries and their political subdivisions, and applicable Collective Bargaining Agreements, and (iii) Parent shall have no obligation to offer any Covered Employee or any Covered Union Employee the opportunity to participate in any of Parent’s or its subsidiaries’ employee benefit plans, programs, policies or arrangements.

(d)           Crediting of Payments. In the event any Covered Employee first becomes eligible to participate under any employee benefit plan, program, policy, or arrangement of the Parent or Surviving Corporation (“Parent Employee Benefit Plan”) following the Effective Time, Parent shall, or shall cause the Surviving Corporation to use reasonable best efforts to, (i) waive any pre-existing condition exclusions and waiting periods with respect to participation and coverage requirements applicable to any Covered Employee under any Parent Employee Benefit Plan providing medical, dental, or vision benefits to the same extent such limitation would have been waived or satisfied under the employee benefit plan Covered Employee participated in immediately prior to coverage under the Parent Employee Benefit Plan; and (ii) provide each Covered Employee with credit for any co-payments and deductibles paid prior to the Covered Employee’s coverage under any Parent Employee Benefit Plan during the calendar year in which such amount was paid, to the same extent such credit was given under the employee benefit plan Covered Employee participated in immediately prior to coverage under the Parent Employee Benefit Plan, in satisfying any applicable deductible or out-of-pocket requirements under the Parent Employee Benefit Plan.

(e)           Service Crediting. As of the Effective Time, Parent shall recognize, or shall cause the Surviving Corporation to recognize, all service of each Covered Employee prior to the Effective Time, to the Company and its subsidiaries (as well as predecessor entities of the Company or any of its subsidiaries) for purposes of eligibility to participate and vesting credit but the service of each Covered Employee prior to the Effective Time shall not be recognized for the purpose of (i) other than with respect to severance and vacation benefits, any entitlement to benefits or benefit accruals, including, but not limited to, under any pension or post-retirement benefit plans; (ii) the level of non-elective employer contributions under any 401(k) plan of Parent or (iii) eligibility to participate in, or the level of benefits under, any Parent retiree medical program in which any Covered Employee participates after the Effective Time. In no event shall anything contained in this Section 5.3(e) result in any duplication of benefits for the same period of service.

(f)            From the date of this Agreement until the Effective Time, the Company and its subsidiaries shall, following consultation with Parent, use their reasonable best efforts to satisfy all notice, consultation and consent requirements with respect to the employees of the Company and its subsidiaries under applicable Law, or the terms of any Collective Bargaining Agreement.

(g)           Nothing in this Section 5.3 shall be construed to limit the right of Parent or any of its subsidiaries (including, following the Effective Time, the Company and its subsidiaries) to amend or terminate any Company Plan or other employee benefit plan, program, agreement or arrangement in accordance with its terms, nor shall anything in this Section 5.3 be construed to require Parent or any of its subsidiaries (including, following the Effective Time, the Company and its subsidiaries) to retain the employment of any particular Covered Employee or Covered Union Employee for any fixed period of time following the Effective Time.

(h)           Notwithstanding anything in this Agreement to the contrary, after the Effective Time, the terms and conditions of employment for any Covered Union Employee, to the extent applicable and in accordance with the terms of the relevant Collective Bargaining

Agreement, shall continue to be governed by such Collective Bargaining Agreement until its expiration, modification or termination in accordance with its terms and applicable Laws.

(i)            Without limiting the generality of Section 9.5, the provisions of this Section 5.3 are solely for the benefit of the parties hereto, and no current or former employee, director or independent contractor or any other individual associated therewith shall be regarded for any purpose as a third party beneficiary of the Agreement and nothing herein shall be interpreted to establish or amend any Company Plan or any other employee benefit or compensation plan, program or arrangement maintained, sponsored or contributed to by Parent, the Company or their respective subsidiaries.

SECTION 6

ADDITIONAL COVENANTS AND AGREEMENTS

6.1          Proxy Statement.  The Company shall, subject to Parent’s compliance with its obligations under this Section 6.1, as soon as practicable following the date of this Agreement and in any event within fifteen (15) business days, prepare and file with the SEC the Proxy Statement in preliminary form, and the Company shall use its reasonable best efforts to respond as promptly as reasonably practicable to any comments of the SEC with respect thereto.  The Company shall notify Parent promptly of the receipt of any comments from the SEC or its staff and of any request by the SEC or its staff for amendments or supplements to the Proxy Statement or for additional information and shall supply Parent with copies of all written correspondence between the Company or any of its representatives, on the one hand, and the SEC or its staff, on the other hand, with respect to the Proxy Statement.  If at any time prior to receipt of the Company Stockholder Approval there shall occur any event that should be set forth in an amendment or supplement to the Proxy Statement, the Company shall promptly prepare and mail to its stockholders such an amendment or supplement.  Prior to filing or mailing the Proxy Statement (or any amendment or supplement thereto), the Company shall provide Parent, Sub and their counsel a reasonable opportunity to review and comment on such document and shall give due consideration to all reasonable additions, deletions, or changes suggested thereto by Parent, Sub and their counsel.  Parent shall furnish to the Company all information concerning Parent and Sub as may be reasonably requested by the Company in connection with the Proxy Statement, including such information that is required by the Exchange Act and the rules and regulations promulgated thereunder to be set forth in the Proxy Statement, and shall otherwise assist and cooperate with the Company in the preparation of the Proxy Statement and the resolution of comments from the SEC.  The Company shall establish a record date for the Company Stockholders Meeting, commence a broker search pursuant to Section 14a-13 of the Exchange Act in connection therewith and thereafter mail the Proxy Statement to the Company’s stockholders as promptly as reasonably practicable after being informed by the SEC staff that the SEC will have no further comments on the document.  Subject to the terms and conditions of this Agreement, the Proxy Statement shall contain the recommendation of the Company Board of Directors in favor of adoption of this Agreement.

6.2          Meeting of Stockholders of the Company.  The Company shall, as soon as practicable following the date of this Agreement, duly call, give notice of, convene and hold a meeting of its stockholders (the “Company Stockholders Meeting”) for the purpose of seeking the Company Stockholder Approval and, unless the Company Board of Directors shall have effected a Change of Recommendation, use its reasonable best efforts to solicit approval of this Agreement.  The Company shall schedule the Company Stockholders Meeting to be held within forty-five (45) days of the initial mailing of the Proxy Statement; provided, however, that the Company may postpone, recess or adjourn the Company Stockholders Meeting: (i) with the consent of Parent, such consent not to be unreasonably withheld, conditioned or delayed or (ii) to allow reasonable additional time for the filing and distribution of any supplemental or amended disclosure required under applicable Laws and for such supplemental or amended disclosure to be disseminated to and reviewed by the Company’s stockholders prior to the Company Stockholders Meeting.  The Company may, and at the instruction of Parent shall, postpone, recess or adjourn the Company Stockholders Meeting if there are not sufficient affirmative votes in person or by proxy at such meeting to adopt this Agreement to allow reasonable additional time for solicitation of proxies for purposes of obtaining the Company Stockholder Approval; provided, that (x) Parent shall require no more than two such postponements, recesses or adjournment, which together shall last no more than twenty (20) business days and (y) acting without the consent, or at the direction, of Parent, the Company may not postpone, recess or adjourn the meeting more than two times, which together shall last no more than twenty (20) business days.  Any additional postponements, recesses or adjournments shall be by mutual agreement of Parent and the Company.

6.3          Access to Information.  Prior to the Effective Time, Parent shall be entitled, through its employees and representatives, to have such reasonable access to the assets, properties, records, business and operations of the Company as is reasonably necessary or appropriate in connection with Parent’s investigation of the Company with respect to the transactions contemplated hereby and with respect to Parent’s integration planning and transaction structuring.  Any such investigation and examination shall be conducted at reasonable times during business hours upon reasonable advance notice and under reasonable circumstances so as to minimize disruption to or impairment of the Company’s business.  No investigation by Parent or the Company (whether conducted prior to or after the date of this Agreement) shall diminish or obviate any of the representations, warranties, covenants or agreements of the Company or Parent contained in this Agreement.  In order that Parent may have a reasonable opportunity to make such investigation, the Company shall furnish the representatives of Parent during such period with such information and copies of such documents concerning the affairs of the Company as such representatives may reasonably request and use its reasonable best efforts to cause its officers, employees, consultants, agents, accountants and attorneys to reasonably cooperate with such representatives in connection with such investigation.  Notwithstanding the foregoing, the Company shall not be required to provide access to or disclose (a) any information or documents which would (in the reasonable judgment of the Company) be reasonably likely to (i) constitute a waiver of the attorney-client or other privilege held by the Company or any of its subsidiaries, (ii) violate any applicable Laws or (iii) breach any agreement of the Company or any of its subsidiaries with any third party; provided, however, that each party shall use its reasonable best efforts to obtain any required consents and take such other reasonable action (such as the entry into a joint defense agreement or other arrangement to avoid loss of attorney-client privilege) to permit such access or disclosure; or (b) if the Company or any of its affiliates, on the one hand, and Parent or any of its affiliates, on the other hand, are adverse parties in a litigation, any information that is reasonably pertinent thereto. Notwithstanding anything to the contrary herein, Parent shall not be entitled to undertake any environmental sampling or testing in connection with its investigation of the Company’s (or its subsidiaries’) properties, business and operations.  The information and documents so provided shall be subject to the terms of the Confidentiality Agreement.

6.4          Public Disclosure.  The initial press release concerning the Merger shall be a joint press release and, thereafter, so long as this Agreement is in effect, neither Parent, Sub nor the Company will disseminate any press release or other announcement concerning the Merger or this Agreement or the other transactions contemplated by this Agreement, except as may be required by Law, without the prior consent of each of the other parties hereto, which consent shall not be unreasonably withheld, conditioned or delayed.  Notwithstanding the foregoing, without prior consent of the other parties, each party (a) may communicate information that is not confidential information of any other party with financial analysts, investors and media representatives in a manner consistent with its past practice in compliance with applicable Law and (b) may disseminate the information included in a press release or other document previously approved for external distribution by the other parties.  Each party agrees to promptly (and in any event within two (2) business days) make available to the other parties copies of any written communications made without prior consultation with the other parties.  Notwithstanding any other provision of this Agreement, (i) no party will be required to consult with the other party in connection with any such press release or announcement if the Company Board of Directors has effected any Adverse Recommendation Change or shall have resolved to do so and (ii) the requirements of this Section 6.4 shall not apply to any disclosure by the Company or Parent of any information concerning this Agreement or the transactions contemplated hereby in connection with a determination by the Company in accordance with Section 5.2(b) that an Acquisition Proposal constitutes, or may constitute, a Superior Proposal or any dispute between the parties regarding this Agreement, the Merger or the transactions contemplated by this Agreement.

6.5          Regulatory Filings; Reasonable Best Efforts.

(a)           Subject to the terms and conditions of this Agreement, each party will use its reasonable best efforts to take, or cause to be taken, all actions and to do, or cause to be done, all things necessary, proper or advisable under applicable Laws to consummate the Merger and the other transactions contemplated by this Agreement. Notwithstanding anything in this Agreement to the contrary, Parent and the Company each agree to (i) file a Notification and Report Form pursuant to the HSR Act and to make filings required by applicable foreign Antitrust Laws with respect to the Merger within thirty (30) business days of the date of the Agreement (and Parent may “pull and refile” any such form or filing, if in its reasonable good faith judgment in consultation with and considering in good faith the views of counsel for the Company, such step is consistent with expeditiously obtaining a required approval), and (ii) to supply as promptly as practicable any additional information and documentary material required pursuant to the HSR Act or any foreign Antitrust Law.  Parent and the Company may agree to postpone any filings required under Section 6.5(a)(i) based on input from counsel.

(b)           Parent and the Company will consult and cooperate with one another, and consider in good faith the views of one another, in connection with, and provide to the other in advance (to the extent legally permissible), any analyses, presentations, memoranda, briefs, arguments, opinions and proposals made or submitted by or on behalf of any party hereto in connection with proceedings under or relating to any Antitrust Laws. Without limiting the foregoing, the parties hereto agree (A) to give each other reasonable advance notice of all meetings with any Governmental Authority relating to any Antitrust Laws, (B) to give each other an opportunity to participate in each of such meetings, (C) to the extent practicable, to give each other reasonable advance notice of all substantive oral communications with any Governmental Authority relating to any Antitrust Laws, (D) if any Governmental Authority initiates a substantive oral communication regarding any Antitrust Laws, to promptly notify the other party of the substance of such communication, (E) to provide each other with a reasonable advance opportunity to review and comment upon all written communications (including any analyses, presentations, memoranda, briefs, arguments, opinions and proposals) with a Governmental Authority regarding any Antitrust Laws and (F) to provide each other with copies of all written communications from any Governmental Authority relating to any Antitrust Laws. Any such disclosures or provision of copies by one party to the other may be made on an outside counsel basis if appropriate. Notwithstanding the foregoing, Parent shall (after consulting with and considering in good faith the views of the Company) in its sole discretion control all aspects of the Company’s efforts to gain regulatory clearance under any applicable Antitrust Law either before any Governmental Authority or in any action brought to enjoin the Merger and the other transactions contemplated hereby pursuant to any Antitrust Law.

(c)           Notwithstanding anything in this Agreement to the contrary, and subject to the good faith cooperation of the Company and its subsidiaries, Parent agrees, and will cause each of its subsidiaries and affiliates, to take any and all actions necessary to obtain any consents, clearances or approvals required under or in connection with the HSR Act, the Sherman Act, as amended, the Clayton Act, as amended, the Federal Trade Commission Act, as amended, and any other federal, state or foreign law, regulation or decree designed to prohibit, restrict or regulate actions for the purpose or effect of monopolization or restraint of trade, the creation or strengthening of a dominant position or the significant impediment of effective competition or similar effects (collectively “Antitrust Laws”) to enable all waiting periods under applicable Antitrust Laws to expire, and to avoid or eliminate impediments under applicable Antitrust Laws asserted by any Governmental Authority, in each case, to cause the Merger to occur prior to the Termination Date, including but not limited to (1) promptly complying with or modifying any requests for additional information (including any second request) by any Governmental Authority, (2) if necessary to obtain clearance by any Governmental Authority before the Termination Date, offering, negotiating, committing to and effecting, by consent decree, hold separate order or otherwise, the sale, divestiture, license or other disposition of any and all of the capital stock, assets, rights, products or businesses of Parent or the Company and their respective subsidiaries and any other restrictions on the activities of Parent or the Company and their respective subsidiaries and (3) contesting, defending and appealing any threatened or pending preliminary or permanent injunction or other order, decree or ruling or statute, rule, regulation or executive order that would prevent closing of the Merger; provided, however, that, notwithstanding anything to the contrary contained in this Agreement, Parent shall not be required to sell, divest or otherwise dispose of, hold separate, enter into any license or similar agreement with respect to, restrict the ownership or operation of, or agree to sell, divest or otherwise dispose of, hold separate, enter into any license or similar agreement with respect to, or restrict the ownership or operation of any assets or businesses of either Parent or the Company, or any of their respective subsidiaries, to the extent that such sale, divestiture, disposition or agreement would, individually or together with other sales, divestitures, dispositions or agreements, involve assets owned by either Parent or the Company, or any of their respective subsidiaries, that generated revenue in excess of $450,000,000 during the twelve (12) months ended September 30, 2014, it being understood that such limitation shall not apply to any sale, divestiture, disposition or agreement that, but for the fact that Parent or any of its subsidiaries entered into or consummated any acquisitions, mergers, consolidations or other business combinations by Parent after the date hereof, would not have been necessary to obtain clearance by a Governmental Authority or otherwise remove a Restraint prior to the Termination Date (it being understood that the subject company or business in any such transaction shall be deemed to be a subsidiary of Parent for purposes of this Section 6.5(c).

(d)           Each party will bear its own expenses and costs incurred by such party in connection with any filings and submissions pursuant to Antitrust Laws.

(e)           In the event that any administrative or judicial action or proceeding is instituted (or threatened to be instituted) by a Governmental Authority challenging the Merger, each of Parent, Sub and the Company will cooperate in all respects with each other and will use its reasonable best efforts to contest and resist any such action or proceeding and to have vacated, lifted, reversed or overturned any decree, judgment, injunction or other order, whether temporary, preliminary or permanent, that is in effect and that prohibits, prevents or restricts consummation of the Merger; provided that Parent, in its sole discretion, may determine to settle such challenge provided that the terms of such settlement do not prevent or unreasonably delay consummation of the Merger prior to the Termination Date.

(f)            Prior to the Effective Time, each party will use reasonable best efforts to obtain any consents, approvals or waivers of third parties with respect to any Contracts to which it is a party as may be necessary for the consummation of the transactions contemplated by this Agreement or required by the terms of any Contract as a result of the execution, performance or consummation of the transactions contemplated by this Agreement; provided, that in no event will the Company or its subsidiaries be required to pay, prior to the Effective Time, any fee, penalty or other consideration to any third party to obtain any consent, approval or waiver required with respect to any such Contract, unless Parent agrees to reimburse the Company such amount in the event this Agreement is terminated.

6.6          Notification of Certain Matters.  Parent shall give prompt notice to the Company of the occurrence or non-occurrence of any event whose occurrence or non-occurrence, as the case may be, would reasonably be expected to cause any condition set forth in Section 7.3 not to be satisfied at any time from the date of this Agreement to the Closing Date, and the Company shall give prompt notice to Parent of the occurrence or non-occurrence of any event whose occurrence or non-occurrence, as the case may be, would reasonably be expected to cause any condition set forth in Section 7.2 not to be satisfied at any time from the date of this Agreement to the Closing Date.  No such notification shall affect the representations, warranties, covenants or agreements of the parties, the conditions to the obligations of the parties under this Agreement or the remedies available to the party receiving such notification.

6.7          Stockholder Litigation.  The Company shall, as promptly as practicable under the circumstances, after it has notice of any of the following notify the Parent of actions, suits, claims, governmental investigations or proceedings instituted or threatened against the Company or any of its directors, officers or affiliates, including by any stockholder of the Company (by any stockholder and relating to this Agreement or the transactions contemplated hereby, “Stockholder Litigation”), before any court or Governmental Authority, relating to or involving or otherwise affecting the Company, any of its affiliates, or any of its subsidiaries which, if pending on the date of this Agreement, would have been required to have been disclosed pursuant to this Agreement or relating to this Agreement or the transactions contemplated hereby, or seeking damages or discovery in connection with such transactions. Subject to entry into a customary joint defense agreement, Parent shall have the right to participate in the defense of any such actions, suits, claims, investigations or proceedings, the Company shall consult with Parent regarding the defense of any such actions, suits, claims, investigations or proceedings, and the Company may not settle or compromise any Stockholder Litigation without the prior written consent of Parent, such consent not to be unreasonably withheld, conditioned or delayed.

6.8          Resignations; Integration Planning.

(a)           Prior to the Effective Time, at the written request of Parent, the Company shall use reasonable best efforts to cause any director and any officer of the Company and each subsidiary of the Company identified by Parent in such written request (by name, category or other reasonable manner of identification) to execute and deliver a letter effectuating his or her resignation as a director or officer (but not as an employee and without prejudice to such person’s rights) of such entity effective as of the Effective Time.  At the written request of Parent, the Company will use reasonable best efforts to cooperate with Parent to effect the replacement of any such directors and officers selected by Parent at the Effective Time.

(b)           The Company shall obtain Parent’s prior written consent (which consent will not be unreasonably withheld, delayed or conditioned) before broadly disseminating to the Company’s employees any written communications regarding compensation, benefits or other treatment they will receive in connection with or following the Merger, unless any such communications are consistent with prior directives or documentation provided to the Company by Parent (in which case, the Company shall, to the extent reasonably practicable, provide Parent with prior notice of and the opportunity to review and comment upon any such communications).

(c)           After the date hereof and prior to the Effective Time, Parent and the Company shall establish a mechanism, subject to applicable Law, reasonably acceptable to both parties by which the parties will confer on a regular and continued basis regarding the general status of the ongoing operations of the Company and its subsidiaries and integration planning matters and communicate and consult with specific persons to be identified by each party to the other with respect to the foregoing. In furtherance of the foregoing, the Company shall reasonably cooperate with Parent to the extent reasonably required in connection with any Tax matters relating to the Merger including with respect to its structure and Parent’s integration planning (including by the provision of reasonably relevant records or information and the using reasonable best efforts to make available relevant third party advisors).

(d)           Prior to the Effective Time, the Company shall cooperate with Parent and use reasonable best efforts to take, or cause to be taken, all actions, and use reasonable best efforts to do or cause to be done all things, reasonably necessary, proper or advisable on its part under applicable Laws and rules and policies of NYSE to cause the delisting of the Company

Common Stock from NYSE as promptly as practicable after the Effective Time, and in any event no more than ten (10) days following the Effective Time (such period between the Effective Time and the date of which shares of the Company Common Stock are delisted, the “Delisting Period”), and deregistration of the Company Common Stock under the Exchange Act as promptly as practicable after such delisting. The Company shall take no action that would cause the Company Common Stock to be delisted from the NYSE prior to the Effective Time. If the Surviving Corporation is reasonably likely to be required to file any periodic reports pursuant to the Exchange Act during the Delisting Period, then the Company will use reasonable best efforts to deliver to Parent at least five (5) business days prior to the Closing a substantially final draft of any such periodic reports reasonably likely to be required to be filed during the Delisting Period.

(e)           The parties agree that any action taken or not taken with respect to the matters contemplated by this Section 6.8 will not be taken into account for purposes of determining whether any condition in Section 7 is satisfied or whether any right of termination arises under Section 8, and will not in any event give rise to liabilities or obligations of the Company or its subsidiaries.

6.9          Director and Officer Liability.

(a)           Parent and Sub agree that all rights to exculpation and indemnification (and all rights to advancement of expenses relating thereto) for acts or omissions occurring at or prior to the Effective Time, whether asserted or claimed prior to, at or after the Effective Time (including any matters arising in connection with the transactions contemplated by this Agreement, including the Merger), now existing in favor of the Indemnitees as provided in the Company Charter Documents or in any Contract between such Indemnitee and the Company listed on Section 6.9 of the Company Disclosure Letter (in each case as in effect on the date of this Agreement) shall survive the Merger and shall continue in full force and effect.  From and after the Effective Time, the Surviving Corporation shall indemnify, defend and hold harmless, and advance expenses to, Indemnitees with respect to (x) all acts or omissions by them in their capacities as such at any time at or prior to the Effective Time or (y) any costs or expenses (including attorneys’ fees), judgments, fines, losses, claims, damages, liabilities and amounts paid in settlement in connection with any claim, action, suit, proceeding or investigation, whether civil, criminal, administrative or investigative, to the extent such claim, action, suit, proceeding or investigation arises out of or pertains to the Merger, this Agreement and any transactions contemplated hereby, in either case, in each of (x) and (y) to the extent provided in the Company Charter Documents or in any Contract between such Indemnitee and the Company listed in Section 6.9 of the Company Disclosure Letter (in each case as in effect on the date of this Agreement).  For a period of six (6) years after the Effective Time, Parent shall cause the certificate of incorporation, bylaws or other organizational documents of the Surviving Corporation to contain provisions with respect to indemnification, advancement of expenses and limitation of director, officer and employee liability that are no less favorable to the Indemnitees than those set forth in the Company Charter Documents as of the date of this Agreement, which provisions thereafter shall not be amended, repealed or otherwise modified in any manner that would adversely affect the rights thereunder of any Indemnitees.

(b)           Prior to the Effective Time, Sub shall obtain and fully pay the premium for a six-year “tail” prepaid policy on terms and conditions no less advantageous to the Indemnitees than the existing directors’ and officers’ insurance policies and the Company’s existing fiduciary liability insurance policies (“D&O Insurance”) with respect to any claim related to any period of time at or prior to the Effective Time from an insurance carrier with the same or better credit rating as the Company’s current insurance carrier with respect to D&O Insurance with terms, conditions, retentions and limits of liability that are no less favorable than the coverage provided under the Company’s existing policies as in effect as of the date of this Agreement; provided, however, that neither Sub nor Parent shall be required to pay for such  “tail” prepaid policy more than three hundred percent (300%) of the annual premium currently paid by the Company for its D&O Insurance.  The Surviving Corporation shall maintain such “tail” policy in full force and effect for its full term.  If the Surviving Corporation is unable to, or otherwise does not, obtain such “tail” prepaid policy prior to the Effective Time, the Surviving Corporation shall continue to maintain in effect, for a period of at least six (6) years from and after the Effective Time, the D&O Insurance in place as of the date of this Agreement with the Company’s current insurance carrier or with an insurance carrier with the same or better credit rating as the Company’s current insurance carrier with respect to D&O Insurance with terms, conditions, retentions and limits of liability that are no less favorable than the coverage provided under the Company’s existing policies as of the date of this Agreement or, if such insurance coverage is unavailable, the best available coverage; provided, however, that Parent and the Surviving Corporation shall not be required to pay an annual premium for the D&O Insurance in excess of two hundred fifty percent (250%) of the annual premium currently paid by the Company for such insurance; provided, further, that if the annual premiums of such insurance coverage exceed such amount, Parent or the Surviving Corporation shall be obligated to obtain a policy with the greatest coverage available, with respect to matters occurring prior to the Effective Time, for a cost not exceeding such amount.

(c)                                  The Indemnitees to whom this Section 6.9 applies shall be express third-party beneficiaries of this Section 6.9.

(d)                                 Notwithstanding any other provision of this Agreement, this Section 6.9 shall survive the consummation of the Merger indefinitely and shall be binding, jointly and severally, on all successors and assigns of Parent, the Surviving Corporation and its subsidiaries, and shall be enforceable by the Indemnitees.  In the event that Parent or the Surviving Corporation or any of its successors or assigns consolidates with or merges into any other person and shall not be the continuing or surviving corporation or entity of such consolidation or merger or transfers or conveys all or a majority of its properties and assets to any person, then, and in each such case, Parent shall ensure that proper provision shall be made so that the successors and assigns of Parent or the Surviving Corporation, as applicable, shall succeed to the obligations set forth in this Section 6.9.  From and after the Effective Time, Parent shall guaranty, and shall cause the Surviving Corporation to honor, in accordance with their respective terms, each of the covenants and agreements contained in this Section 6.9.

6.10                        Company Notes; Credit Facility; Financing Cooperation.  Subject in each case to Section 6.10(d) and (e):

(a)                                 From the date hereof, if Parent requests in writing, the Company shall use reasonable best efforts to comply with the terms of the Indenture with respect to, subject to applicable Law, (i) conditioned upon the Closing, the repurchase at or after the Effective Time of the Company Notes from the holders thereof at the “make-whole” price set forth in the Indenture, including the delivery of any and all appropriate notices required by the terms of the Indenture, or (ii) the solicitation of consents from the holders of the Company Notes regarding the amendment, conditioned upon the Closing and effective as of the Effective Time, of certain covenants in the Indenture.  Prior to taking any of the foregoing actions, the Company shall consult with and reasonably cooperate with Parent with respect to the action and the intended manner and form thereof.

(b)                                 At the written request of Parent at least ten (10) days prior to the Effective Time, the Company shall terminate the Credit Facility as of the Effective Time, and shall use reasonable best efforts to obtain at the Effective Time a payoff letter (or confirmation that no amounts are then outstanding under the Credit Facility) from the agent under the Credit Facility in form and substance reasonably satisfactory to the Company and Parent with respect thereto.

(c)                                  After the date hereof and prior to the Closing, the Company shall, and shall use its reasonable best efforts to cause each of its representatives, including legal, tax, regulatory and accounting advisors, to, provide Parent with reasonable cooperation reasonably requested in writing by Parent and reasonably necessary and customary in connection with Parent obtaining debt financing, the proceeds of which would solely be used to finance the Merger and related fees and expenses (the “Financing”), including, to the extent reasonably requested and reasonably necessary, customary, and not otherwise publicly available, using reasonable best efforts to (i) furnish Parent with (x) audited consolidated balance sheets of the Company and its consolidated subsidiaries for the three most recently completed fiscal years, and related audited statements of income, stockholders’ equity and cash flows of the Company and its consolidated subsidiaries for the three most recently completed fiscal years, in each case ended at least 90 days prior to the Effective Time and (y) unaudited consolidated balance sheets and related statements of income, stockholders’ equity and cash flows of the Company and its consolidated subsidiaries for each fiscal quarter (other than the fourth quarter) ended after the close of its most recent fiscal year and at least 45 days prior to the Effective Date; provided that in no event shall the Company be required to provide pro forma financial statements or adjustments or projections), in the case of this clause (i) to the extent such information is (1) reasonably available to the Company and its subsidiaries, (2) prepared in the ordinary course of the Company’s business, and (3) customarily required and necessary for the preparation of the documents required to close the Financing, (ii) provide reasonable assistance to Parent in the preparation of one or more confidential information memoranda, prospectuses, offering memoranda and other marketing and syndication materials reasonably requested in writing by Parent and customarily used and required in connection with the Financing, (iii) following reasonable advance written notice and at mutually agreed times, participate in customary and a reasonable number of meetings, presentations and road shows with prospective lenders and investors and in drafting sessions and due diligence sessions, as applicable (including the reasonable participation in such meetings by the Company’s senior management), required in connection with the Financing and (iv) using reasonable best efforts to assist Parent in obtaining from the Company’s auditors customary comfort letters with respect to the Company’s financial information provided pursuant to Section 6.10(c)(i) (and using reasonable best efforts to assist Parent in obtain consents of the Company’s accountants for use of such information in any materials customarily used and required to close the Financing and in connection with any customary filings required to be made by Parent pursuant to the Securities Act or the Exchange

Act where information relating to the Company is required to be included or incorporated by reference).

(d)                                 Notwithstanding Sections 6.10(a), 6.10(b), 6.10(c) or any other sections in this Agreement to the contrary, the actions contemplated in this Section 6.10 or under any other provision of this Agreement do not and shall not (A) require such cooperation to the extent it would require the Company, any of its subsidiaries, or any of its or their respective Representatives to waive or amend any terms of this Agreement, incur any actual or potential liabilities (of any kind), pay any fees, reimburse any expenses, or provide any indemnity, or enter into any definitive agreement, in each case, with respect to any Financing, any actions with respect to the Company Notes or Credit Facility or any cooperation provided pursuant to this Section 6.10, in each case prior to the Closing for which it has not received prior reimbursement by or on behalf of Parent, or take any actions that would cause the Company or any of its subsidiaries to breach this Agreement or become unable to satisfy a condition to the Closing, (B) require such cooperation from the Company, any of its subsidiaries, or any of its or their respective Representatives to the extent it would reasonably be expected to interfere in any material respect with the ongoing operations of the Company or any of its subsidiaries, (C) cause the Company, any of its subsidiaries, or any of its or their respective Representatives to incur any actual or potential liability under any certificate, agreement, arrangement, document or instrument relating to the Financing, the Company Notes or the Credit Facility, (D) involve any binding commitment by the Company, any of its subsidiaries, or any of its or their respective Representatives which commitment is not conditioned on the Closing and does not terminate without liability to the Company, any of its subsidiaries, or any of its or their respective Representatives upon the termination of this Agreement, (E) require the Company, any of its subsidiaries, or any of its or their respective Representatives to be the issuer of any securities or issue any offering document prior to Closing or require the Company, any of its affiliates, or any of its or their respective Representatives to enter into or approve any Financing or purchase agreement for any Financing prior to the Closing, (F) require the Company, any of its subsidiaries, or any of its or their respective Representatives to provide any information the disclosure of which is prohibited or restricted by applicable Law or legal proceeding or that is legally privileged, (G) require the Company, any of its subsidiaries, or any of its or their respective Representatives to take any action that will conflict with or violate the organizational documents of such person or any applicable Law or legal proceeding, (H) require any Representative of the Company or any of its subsidiaries to deliver or be required to deliver any certificate or take any other action pursuant to this Section 6.10 to the extent any such action would reasonably be expected to result in personal liability of any kind to such Representative, or (I) require the Company, any of its subsidiaries, or any of its or their respective Representatives to make any representation to Parent, any of its affiliates, any lender, agent or lead arranger to any Financing, or any other person with respect to any actions under this Section 6.10, as to the solvency of the Company, any of its subsidiaries, or any of its or their respective Representatives, or to deliver or require to be delivered any solvency or similar certificate.  Notwithstanding anything to the contrary in this Section 6.10, the parties agree that any action taken or not taken with respect to the matters contemplated by this Section 6.10 will not be taken into account for purposes of determining whether any condition in Section 7 is satisfied or whether any right of termination arises under Section 8, and will not in any event give rise to liabilities or obligations of the Company or its subsidiaries. All non-public or other confidential information provided by the Company or any of its subsidiaries or any of its or their

Representatives to Parent or any of its affiliates pursuant to this Section 6.10 shall be kept confidential in accordance with the terms set forth in the Confidentiality Agreement.

(e)                                  Parent shall indemnify the Company, its subsidiaries, and their respective Representatives from, against and in respect of any losses, liabilities, damages, reasonable out-of-pocket costs or expenses, of any kind (“Losses”), imposed on, sustained, incurred or suffered by, or asserted against, any of them, directly or indirectly relating to, arising out of or resulting from the arrangement of the Financing, any other cooperation pursuant to this Section 6.10, and/or the provision of information utilized in connection therewith to the fullest extent permitted by applicable Law, except to the extent such Losses arise out of the willful misconduct or intentional fraud of the Company or any of its subsidiaries.  Parent shall from time to time (and upon request by the Company) promptly reimburse the Company for any reasonable out-of-pocket expenses and costs (including reasonable out-of-pocket attorney’s fees and expenses) incurred in connection with the Company’s or its subsidiaries’ or Representatives’ obligations under Section 6.10.  This Section 6.10(e) shall survive the Effective Time or earlier termination of this Agreement.

6.11                        Section 16 Matters. Prior to the Effective Time, the Company shall take all such steps as may be required and permitted to cause any dispositions of Company Common Stock (including derivative securities with respect to such Company Common Stock) by each director or officer of the Company to be exempt under Rule 16b-3 promulgated under the Exchange Act.

6.12                        Takeover Statute.  If any Takeover Law is or may become applicable to the Merger or any of the other transactions contemplated by this Agreement, the Company and the Company Board of Directors shall grant such approvals and take such actions within the Company’s control as are permitted and necessary so that such transactions may be consummated as promptly as practicable on the terms contemplated by this Agreement and otherwise act to eliminate or minimize the effects of such statute or regulation on such transactions.

6.13                        Sub.  Parent will take all actions necessary to cause Sub to comply with this Agreement, perform its covenants and agreements under this Agreement and to consummate the Merger, in each case, on the terms and conditions set forth in this Agreement.

SECTION 7

CONDITIONS PRECEDENT TO THE OBLIGATION OF PARTIES TO CONSUMMATE THE MERGER

7.1                               Conditions to Obligations of Each Party to Effect the Merger.  The respective obligations of each party to this Agreement to consummate and effect the Merger shall be subject to the satisfaction (or waiver by such party, if permitted by applicable Law) at or prior to the Closing of the following conditions:

(a)                                 Stockholder Approval.  The Company Stockholder Approval shall have been obtained.

(b)                                 Statutes; Court Orders.  No order, injunction, judgment, decree or ruling (whether temporary, preliminary or permanent) enacted, promulgated, issued or entered after the date of this Agreement by any Governmental Authority of competent jurisdiction (collectively, “Restraints”) or Laws enacted or promulgated after the date of this Agreement shall be in effect enjoining, restraining, preventing or prohibiting consummation of the Merger or making consummation of the Merger illegal.

(c)                                  HSR Act.  The waiting period (and any extension thereof) applicable to the Merger under the Antitrust Laws of the jurisdictions set forth on Exhibit C shall have been terminated or shall have expired.

7.2                               Additional Conditions to the Obligations of Parent and Sub.  The obligations of Parent and Sub to consummate and effect the Merger shall be further subject to the satisfaction (or waiver by Parent and Sub, if permitted by applicable Law) at or prior to the Closing of the following additional conditions:

(a)                                 Representations, Warranties and Covenants.  (i) Each of the representations and warranties of the Company contained in Section 3.1 (Organization, Standing and Corporate Power) with respect to the Company, Section 3.2 (Corporate Authorization), Section 3.24 (Brokers and Finder’s Fees) and Section 3.26 (Antitakeover Statutes) shall be true and correct in all material respects as of the Closing Date as if made as of such date (except for those representations and warranties which address matters only as of an earlier date which shall have been so true and correct as of such earlier date), (ii) the representations and warranties of the Company contained in Section 3.5 (Capitalization) shall be true and correct other than in de minimis respects as of the Closing Date as if made on such date (except for those representations and warranties which address matters only as of an earlier date which shall have been so true and correct as of such earlier date) and (iii) each of the other representations and warranties of the Company contained in Section 3 of this Agreement shall be true and correct (without giving effect to any exception or qualification contained therein relating to materiality or a Company Material Adverse Effect) as of the Closing Date, as if made as of such date (except for those representations and warranties which address matters only as of an earlier date which shall have been so true and correct as of such earlier date), except in the case of this clause (iii), where the failure of such other representations and warranties to be true and correct, individually or in the aggregate, has not had, or would not be reasonably expected to have, a Company Material Adverse Effect.

(b)                                 Performance of Covenants of the Company.  The Company shall have performed in all material respects the covenants and agreements required to be performed by it under this Agreement at or prior to the Closing Date.

(c)                                  No Company Material Adverse Effect. Since the date of this Agreement, there shall not have occurred any event, occurrence, development or state of circumstances, change, fact or condition that has had or would, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect.

(d)                                 Closing Certificate. The Company shall have furnished Parent with a certificate dated as of the date of determination signed on its behalf by its Chief Executive

Officer or Chief Financial Officer to the effect that the conditions set forth in Sections 7.2(a), 7.2(b), and 7.2(c) have been satisfied.

7.3                               Additional Conditions to the Obligations of the Company.  The obligations of the Company to consummate and effect the Merger shall be further subject to the satisfaction (or waiver by the Company, if permitted by applicable Law) at or prior to the Closing of the following additional conditions:

(a)                                 Representations, Warranties and Covenants.  (i) Each of the representations and warranties of Parent and Sub contained in Section 4.1 (Organization, Standing and Corporate Power) and Section 4.2 (Corporate Authorization) shall be true and correct in all material respects as of the Closing Date as if made as of such date (except for those representations and warranties which address matters only as of an earlier date which shall have been so true and correct as of such earlier date) and (ii) each of the other representations and warranties of Parent and Sub contained in Section 4 of this Agreement shall be true and correct (without giving effect to any exception or qualification contained therein relating to materiality or a Parent Material Adverse Effect) as of the Closing Date, as if made as of such date (except for those representations and warranties which address matters only as of an earlier date which shall have been so true and correct as of such earlier date), except in the case of this clause (ii), where the failure of such other representations and warranties to be true and correct, individually or in the aggregate, has not had, or would not be reasonably expected to have a Parent Material Adverse Effect.

(b)                                 Performance of Covenants of Parent and Sub.  Each of Parent and Sub shall have performed in all material respects the covenants and agreements required to be performed by it under this Agreement at or prior to the Closing Date.

(c)                                  Closing Certificate. Parent shall have furnished the Company with a certificate dated as of the date of determination signed on its behalf by its Chief Executive Officer or Chief Financial Officer to the effect that the conditions set forth in Sections 7.3(a) and Section 7.3(b) have been satisfied.

SECTION 8

TERMINATION, AMENDMENT AND WAIVER

8.1                               Termination.  This Agreement may be terminated and the transactions contemplated hereby may be abandoned at any time before the Effective Time, whether before or after Company Stockholder Approval is obtained:

(a)                                 By mutual written consent of Parent and the Company authorized by the Parent Board and the Company Board of Directors;

(b)                                 By either Parent or the Company (i) if a Restraint prohibiting the Merger shall be in effect and have become final and non-appealable; (ii) if the Merger has not been consummated by December 31, 2015 (the “Termination Date”); provided, however, that if the conditions set forth in Section 7.1(b) or Section 7.1(c) shall not have been satisfied or duly waived by all parties entitled to the benefit of such conditions by the fifth (5th) business day prior to the Termination Date, the Company or Parent may by written notice delivered to the other parties hereto extend the Termination Date from time to time to a date no later than June 30, 2016; provided further, however, that the right to terminate this Agreement under this Section 8.1(b)(ii) shall not be available to any party whose breach of any covenants or agreements contained in this Agreement has been the cause of, or resulted in, the failure of the Effective Time to occur on or before the Termination Date; or (iii) the approval of the adoption of this Agreement has been submitted to the stockholders of the Company at the Company Stockholders Meeting and the Company Stockholder Approval shall not have been obtained at the Company Stockholders Meeting duly convened therefor or at any adjournment or postponement thereof; provided, however, that the right to terminate this Agreement under this Section 8.1(b)(iii) shall not be available to the Company if the failure by the Company to perform any of its obligations under this Agreement has been the principal cause or resulted in the failure to obtain the Company Stockholder Approval;

(c)                                  By Parent, so long as it is not then in material breach of any of its covenants or agreements contained in this Agreement, if there has been a breach of, or inaccuracy in, any representation, warranty, covenant or agreement of the Company set forth in this Agreement, which breach or inaccuracy has resulted in any condition set forth in Section 7.2(a), Section 7.2(b) or Section 7.2(c) not being satisfied (and such breach or inaccuracy has not been cured or such condition has not been satisfied within thirty (30) days after the receipt of notice thereof or such breach or inaccuracy is not reasonably capable of being cured or such condition is not reasonably capable of being satisfied within such period);

(d)                                 By the Company, so long as it is not then in material breach of any of its covenants or agreements contained in this Agreement, if there has been a breach of, or inaccuracy in, any representation, warranty, covenant or agreement of the Parent or Sub set forth in this Agreement, which breach or inaccuracy has resulted in any condition set forth in Section 7.3(a) or Section 7.3(b) not being satisfied (and such breach or inaccuracy has not been cured or such condition has not been satisfied within thirty (30) days after the receipt of notice thereof or such breach or inaccuracy is not reasonably capable of being cured or such condition is not reasonably capable of being satisfied within such period);

(e)                                  By Parent, at any time prior to the Company Stockholder Approval, if (i) an Adverse Recommendation Change shall have occurred, (ii) the Company Board of Directors fails to publically reaffirm the approval and recommendation of the Company Board of Directors of this Agreement and the Merger within ten (10) business days of receipt of a written request by Parent to provide such reaffirmation following receipt by the Company of an Acquisition Proposal that is publicly announced or otherwise publicly known (which notice may only be given once with respect to each such Acquisition Proposal) or (iii) the Company shall have violated or breached in any material respect its obligations under Section 5.2(a); or

(f)                                   By the Company, at any time prior to the Company Stockholder Approval, if (i) the Company Board of Directors effects an Adverse Recommendation Change with respect to a Superior Proposal in accordance with Section 5.2(c) and (ii) the Company shall enter into the definitive agreement providing for such Superior Proposal concurrently with such termination.

8.2                               Effect of Termination.

(a)                                 In the event of termination of this Agreement as provided in Section 8.1 hereof, this Agreement shall forthwith become null and void and be of no further force or effect, and there shall be no liability on the part of Parent, Sub or the Company (or any of their respective directors, officers, employees, stockholders, agents or representatives), except for the Confidentiality Agreement and as set forth in the last sentence of Section 6.3, Section 6.10(e), this Section 8.2 and Section 9, each of which shall remain in full force and effect and survive any termination of this Agreement; provided, however, that nothing herein shall relieve any party from liability for fraud or the intentional breach of any of its covenants or agreements set forth in this Agreement, in which case the aggrieved party shall be entitled to all rights and remedies available at law or in equity, including liability for damages determined taking into account all relevant factors, including the loss of the benefit of the transactions contemplated hereby to the party, any lost stockholder premium, any lost synergies, the time value of money, and any benefit to breaching party or its stockholders arising from such intentional breach.  For purposes of this Agreement, “intentional breach” of a covenant or agreement shall mean an action or omission taken or omitted to be taken that the breaching person intentionally takes (or fails to take) and knows (or should reasonably have known) would, or would reasonably be expected to, cause a material breach of such covenant or agreement.

(b)                                 If Parent shall have terminated this Agreement pursuant to Section 8.1(e), the Company shall pay or cause to be paid to Parent within two (2) business days of such termination a termination fee of $500,000,000 (the “Termination Fee”).  If the Company terminates this Agreement pursuant to Section 8.1(f), it shall, concurrently with and as a condition to such termination, pay or cause to be paid the Termination Fee to Parent.  If (i) this Agreement is terminated pursuant to Section 8.1(b)(ii), Section 8.1(b)(iii) or Section 8.1(c) with respect to the breach of a covenant or agreement, (ii) after the date of this Agreement and (x) prior to the time of termination in case of such a termination pursuant to Section 8.1(b)(ii) or Section 8.1(c) or (y) prior to the Company Stockholder Meeting in the case of a such a termination pursuant to Section 8.1(b)(iii), an Acquisition Proposal shall have been publicly announced or otherwise communicated to the Company Board of Directors and not withdrawn prior to the time of termination or prior to the Company Stockholder Meeting, as applicable, and (iii) within twelve (12) months after the date on which this Agreement shall have been so terminated, the Company enters into a definitive agreement with respect to an Acquisition Proposal or an Acquisition Proposal is consummated (for purposes of this Section 8.2(b), all references in the definition of Acquisition Proposal to “twenty percent (20%)” shall be deemed references to “fifty percent (50%)”), the Company shall pay or cause to be paid to Parent the Termination Fee upon the earlier of the execution of such definitive agreement or consummation of such Acquisition Proposal.  All amounts due hereunder shall be payable by wire transfer in immediately available funds to such account as Parent may designate in writing to the Company. If the Company fails to promptly make any payment required under this Section 8.2(b) and Parent commences a suit to collect such payment, the Company shall indemnify Parent for its reasonable fees and expenses (including reasonable attorneys fees and expenses) incurred in connection with such suit and shall pay interest on the amount of the payment at the prime rate in the Wall Street Journal in effect on the date the payment was payable pursuant to this Section 8.2(b).  Notwithstanding anything to the contrary contained herein, (i) in no event shall the Company be required to pay the Termination Fee on more than one occasion and (ii) if Parent receives the Termination Fee in accordance with this Section 8.2(b), such payment shall be the sole and exclusive remedy of Parent and Sub hereunder, and upon such payment, the Company shall have no further liability (in contract, tort, or otherwise) arising out of, or with respect to, this Agreement or the transactions contemplated hereby to Parent, Sub or any of their respective affiliates.

8.3                               Fees and Expenses.  Except as otherwise set forth herein, including Section 6.10(e), all costs and expenses incurred in connection with this Agreement and the transactions contemplated hereby shall be paid by the party incurring such expenses whether or not the Merger is consummated; provided, however, that if (i) this Agreement is terminated pursuant to Section 8.1(b)(ii), Section 8.1(b)(iii) or Section 8.1(c) with respect to the breach of a covenant or agreement, and (ii) after the date of this Agreement and (x) prior to the time of termination in case of such a termination pursuant to Section 8.1(b)(ii) or Section 8.1(c) or (y) prior to the Company Stockholder Meeting in the case of a termination pursuant to Section 8.1(b)(iii), an Acquisition Proposal shall have been publicly announced or otherwise communicated to the Company Board of Directors and not withdrawn prior to the time of termination or prior to the Company Stockholder Meeting, as applicable, the Company shall reimburse Parent and Sub within five (5) business days following Parent’s written request for $20,000,000 for expenses incurred or paid by or on behalf of Parent in connection with this Agreement or the consummation of any of the transactions contemplated by this Agreement (the “Expenses”); provided further that for purposes of this Section 8.3, (A) all references in the definition of Acquisition Proposal to “twenty percent (20%)” shall be deemed references to “fifty percent (50%)”, and (B) any such Expenses paid to the Company shall be credited against the Termination Fee when the Termination Fee is paid.

8.4                               Amendment.  Subject to applicable Law and as otherwise provided in the Agreement, this Agreement may be amended, modified and supplemented in any and all respects, whether before or after any vote of the stockholders of the Company contemplated hereby, by written agreement of the parties hereto, by action taken by their respective Boards of Directors, but after the approval of this Agreement by the stockholders of the Company, no amendment shall be made which by Law requires further approval by such stockholders without obtaining such further approval.  This Agreement may not be amended except by an instrument in writing signed on behalf of each of the parties hereto.

8.5                               Waiver.  At any time prior to the Effective Time, each of the Company, on the one hand, and Parent and Sub, on the other hand, hereto may (a) extend the time for the performance of any of the obligations or other acts of the other party or parties (as applicable) hereto or (b) waive compliance with any of the agreements of any other party or parties (as applicable) or any conditions to its own obligations, in each case only to the extent such obligations, agreements and conditions are intended for its benefit; provided, that any such extension or waiver shall be binding upon a party only if such extension or waiver is set forth in a writing executed by such party.

SECTION 9

MISCELLANEOUS

9.1                               No Survival.  None of the representations or warranties in this Agreement or in any document or instrument delivered pursuant to or in connection with this Agreement shall survive the Effective Time. This Section 9.1 shall not limit any covenant or agreement contained in this Agreement or in any document or instrument delivered pursuant to or in connection with this Agreement that by its terms applies in whole or in part after the Effective Time.

9.2                               Notices.  Any notice or other communication required or permitted hereunder shall be in writing and shall be deemed given when delivered in person, by overnight courier, by facsimile transmission (with receipt confirmed by telephone or by automatic transmission report) or two (2) business days after being sent by registered or certified mail (postage prepaid, return receipt requested), as follows:

(a)                                 if to Parent or Sub, to:

Pfizer Inc.

235 East 42nd Street

New York, NY 10017

Attn:  Senior Vice President & Associate General Counsel

Telephone: 212-733-2323

Facsimile:  212-573-0768

with a copy (which shall not be considered notice) to:

Ropes & Gray LLP

Prudential Tower

800 Boylston Street

Boston, Massachusetts  02199

Attn:  Paul M. Kinsella

           Marko S. Zatylny

Telephone:  (617) 951-7921

Facsimile:  (617) 951-7050

(b)                                 if to the Company, to:

Hospira, Inc.

275 North Field Drive

Lake Forest, IL 60045

Attn:  Royce Bedward, General Counsel

Telephone:  224-212-2894

Facsimile:  224-212-3284

with a copy (which shall not be considered notice) to:

Skadden, Arps, Slate, Meagher & Flom LLP

155 North Wacker Drive

Chicago, IL  60606

Attn:  Charles W. Mulaney, Jr.

           Richard C. Witzel, Jr.

Telephone:  (312) 407-0700

Facsimile:  (312) 407-0411

Any party may by notice given in accordance with this Section 9.2 to the other parties designate another address or person for receipt of notices hereunder.

9.3          Entire Agreement.  This Agreement and the Confidentiality Agreement contain the entire agreement among the parties with respect to the Merger and related transactions, and supersedes all prior agreements, written or oral, among the parties with respect thereto.

9.4          Governing Law.  This Agreement and all actions arising under or in connection therewith shall be governed by and construed in accordance with the Laws of the State of Delaware, regardless of the Laws that might otherwise govern under applicable principles of conflicts of law thereof.

9.5          Binding Effect; No Assignment; No Third-Party Beneficiaries.

(a)           This Agreement shall not be assigned by any of the parties hereto (whether by operation of law or otherwise) without the prior written consent of the other parties, except that (i) the Sub may assign, in its sole discretion and without the consent of any other party, any or all of its rights, interests and obligations hereunder to Parent, and (ii) each of Parent and the Sub may assign, in their respective sole discretion and without the consent of any other party, any or all of its rights, interests and obligations hereunder to one or more direct or indirect wholly owned subsidiaries of Parent (each, an “Assignee”), in each case, so long as such assignment would not delay, impair or prevent consummation of the Merger or otherwise result in a Parent Material Adverse Effect. Any such Assignee shall be a “party” for purposes of this Agreement and may thereafter assign, in its sole discretion and without the consent of any other party, any or all of its rights, interests and obligations hereunder to one or more additional Assignees.  Subject to the preceding sentences, but without relieving any party hereto of any obligation hereunder, this Agreement will be binding upon, inure to the benefit of and be enforceable by the parties and their respective successors and assigns.  Notwithstanding any such assignment contemplated by this Section 9.5(a), nothing herein shall relieve Parent or Sub of any obligation under this Agreement.

(b)           Other than the provisions of Section 2 (which, from and after the Effective Time, shall be for the benefit of holders of Company Common Stock, Company Options, Company Restricted Stock Units, Company Performance Share Awards and Company Restricted Shares as of the Effective Time to the extent necessary to receive the consideration due such persons thereunder), and Section 6.9, nothing in this Agreement, express or implied, is intended to or shall confer upon any person other than Parent, Sub and the Company and their respective successors and permitted assigns any right, benefit or remedy of any nature whatsoever under or by reason of this Agreement.

9.6          Counterparts.  This Agreement may be executed in two or more counterparts, each of which shall be deemed an original, and all of which together shall constitute one and the same instrument.

9.7          Severability.  If any provision of this Agreement is held invalid or unenforceable by any court of competent jurisdiction, the other provisions of this Agreement shall remain in full force and effect.  Any provision of this Agreement held invalid or unenforceable only in part or degree shall remain in full force and effect to the extent not held invalid or unenforceable.  The parties further agree to attempt to replace such invalid or unenforceable provision of this Agreement with a valid and enforceable provision that will achieve, to the extent possible, the economic, business and other purposes of such invalid or unenforceable provision.

9.8          Submission to Jurisdiction; Waiver.  Each of the Company, Parent and Sub (and any Assignee) irrevocably agrees that any legal action or proceeding with respect to this Agreement or the transactions contemplated hereby shall be brought and determined by the Delaware Court of Chancery and any appellate court therefrom within the State of Delaware (or, if the Delaware Court of Chancery declines to accept jurisdiction over a particular matter, any state or federal court within the State of Delaware) and each of the Company, Parent and Sub (and any Assignee) hereby irrevocably submits with regard to any action or proceeding for itself and in respect to its property, generally and unconditionally, to the exclusive jurisdiction of the aforesaid courts and agrees not to commence any litigation relating thereto except in such courts.  Each of the Company, Parent and Sub (and any Assignee) hereby irrevocably waives, and agrees not to assert, by way of motion, as a defense, counterclaim or otherwise, in any action or proceeding with respect to this Agreement, (a) any claim that it is not personally subject to the jurisdiction of the above-named courts for any reason other than the failure to lawfully serve process, (b) that it or its property is exempt or immune from jurisdiction of any such court or from any legal process commenced in such courts (whether through service of notice, attachment prior to judgment, attachment in aid of execution of judgment, execution of judgment or otherwise), and (c) to the fullest extent permitted by applicable law, that (i) the suit, action or proceeding in any such court is brought in an inconvenient forum, (ii) the venue of such suit, action or proceeding is improper or (iii) this Agreement, or the subject matter hereof, may not be enforced in or by such courts. Notwithstanding the foregoing, each such party agrees that each of the other parties shall have the right to bring any action or proceeding for enforcement of a judgment entered by the aforesaid courts in any other court or jurisdiction.

9.9          Enforcement.  The parties recognize and agree that if for any reason any of the provisions of this Agreement are not performed in accordance with their specific terms or are otherwise breached, immediate and irreparable harm or injury would be caused for which money damages would not be an adequate remedy.  Accordingly, each party agrees that, in addition to other remedies, any other party shall be entitled to an injunction (without posting a bond or other undertaking) restraining any violation or threatened violation of the provisions of this Agreement or to enforce specifically the terms and provisions of this Agreement.  In the event that any action shall be brought in equity to enforce the provisions of the Agreement, no party shall allege, and each party hereby waives the defense, that there is an adequate remedy at law.

9.10        No Waiver; Remedies Cumulative.  No failure or delay on the part of any party hereto in the exercise of any right hereunder will impair such right or be construed to be a waiver of, or acquiescence in, any breach of any representation, warranty or agreement herein, nor will any single or partial exercise of any such right preclude other or further exercise thereof or of any other right. All rights and remedies existing under this Agreement are cumulative to, and not exclusive to, and not exclusive of, any rights or remedies otherwise available.

9.11        Waiver of Jury Trial.  EACH OF PARENT, COMPANY AND SUB (AND ANY ASSIGNEE) HEREBY IRREVOCABLY WAIVES THE RIGHT TO A TRIAL BY JURY IN ANY ACTION, PROCEEDING OR COUNTERCLAIM (WHETHER BASED IN CONTRACT, TORT OR OTHERWISE) BETWEEN THEM ARISING OUT OF, UNDER OR IN CONNECTION WITH THIS AGREEMENT OR ANY RELATED DOCUMENT, OR ANY COURSE OF CONDUCT, COURSE OF DEALINGS, STATEMENT OR ACTION RELATED HERETO OR THERETO.

SECTION 10

DEFINITIONS

10.1        Certain Definitions.  As used herein, the following terms have the following meanings:

“Acquisition Proposal” means a bona fide proposal or offer from any person (other than Parent and its subsidiaries) relating to any (i) merger, consolidation, share exchange, business combination, recapitalization or other similar transaction involving the Company, pursuant to which any such person would own or control, directly or indirectly, twenty percent (20%) or more of the voting power of the Company, (ii) sale, lease, license, liquidation, dissolution or other disposition directly or indirectly of assets of the Company (including Equity Interests of any of its subsidiaries) or any subsidiary of the Company representing twenty percent (20%) or more of the consolidated assets, revenues or net income of the Company and its subsidiaries, taken as a whole, or to which twenty percent (20%) or more of the Company’s revenues, earnings or assets on a consolidated basis are attributable, taken as a whole, (iii) issuance or sale or other disposition of Equity Interests representing twenty percent (20%) or more of the voting power of the Company, (iv) tender offer, exchange offer or any other similar transaction or series of transactions in which any person will acquire, directly or indirectly, beneficial ownership or the right to acquire beneficial ownership of Equity Interests representing twenty percent (20%) or more of the voting power of the Company or (v) any combination of the foregoing.

“Company Charter” means the Restated Certificate of Incorporation of the Company, as amended on or prior to the date hereof.

“Company Intellectual Property” means all registered and unregistered Intellectual Property exclusively owned by the Company or its subsidiaries.

“Company Material Adverse Effect” means any event, occurrence, development or state of circumstances, change, fact or condition that (i) prevents, materially impedes or materially delays the consummation of the Merger to a date following the Termination Date (provided, that the parties hereto agree that this clause (i) shall be disregarded for purposes of

Section 7 and Section 8 herein) or (ii) has had a material adverse effect on the financial condition, assets, liabilities, business or results of operations of the Company and its subsidiaries, taken as a whole; provided, however, that a Company Material Adverse Effect shall not be deemed to include, and determination as to whether a Company Material Adverse Effect has occurred shall not take into account, effects, events, occurrences, developments or state of circumstances, changes, facts or conditions arising out of, relating to or resulting from: (A) changes generally affecting the economy, financial or securities markets or political, legislative or regulatory conditions, except to the extent (and only to the extent) such changes have a disproportionate adverse impact on the Company and its subsidiaries, taken as a whole, relative to other participants in the Company’s industry; (B) changes in the Company’s industry, except to the extent (and only to the extent) such changes have a disproportionate adverse impact on the Company and its subsidiaries, taken as a whole, relative to other participants in the Company’s industry; (C) any change in Law or the interpretation thereof, except to the extent (and only to the extent) such changes have a disproportionate adverse impact on the Company and its subsidiaries, taken as a whole, relative to other participants in the Company’s industry, or any change in applicable accounting regulations or principles, including GAAP, or the interpretation thereof; (D) any outbreak, escalation, or acts of war, armed hostility or terrorism, or any acts of God or natural disasters, except to the extent (and only to the extent) such event or development has a disproportionate adverse impact on the Company and its subsidiaries, taken as a whole, relative to other participants in the Company’s industry; (E) any change attributable to the announcement or pendency of the Merger, including any litigation resulting therefrom, or any termination of, reduction in or similar negative impact on relationships, contractual or otherwise, with any customers, suppliers, distributors, partners or employees of the Company and its subsidiaries due to the announcement and pendency of the Merger or the identity of the parties to this Agreement (or any communication by Parent regarding the plans or intentions of Parent with respect to the conduct of the business of the Company or any of its subsidiaries); (F) any failure by the Company to meet (x) its internal or published projections, budgets, plans or forecasts of its revenues, earnings or other financial performance or results of operations, in and of itself or (y) published industry analyst estimates, expectations, projections or forecasts or estimates of the Company’s revenues, earnings or other financial performance or results of operations for any period, in and of itself (it being understood and agreed that the facts and circumstances giving rise to such failure in the foregoing clause (F) that are not otherwise excluded from the definition of “Company Material Adverse Effect” may be deemed to constitute, and may be taken into account in determining whether there has been, a Company Material Adverse Effect); (G) any change in the price or trading volume of Company Common Stock on the NYSE (it being understood and agreed that the facts and circumstances giving rise to such change that are not otherwise excluded from the definition of “Company Material Adverse Effect” may be deemed to constitute, and may be taken into account in determining whether there has been, a Company Material Adverse Effect); (H) any actions required pursuant to Section 6.5 to secure removal of any Restraints or to otherwise obtain approval or clearance as contemplated under Section 6.5; and (I) any actions taken (or omitted to be taken) at the specific written request of Parent or any action not taken for which Parent’s prior consent or approval was requested and such consent or approval was not given in breach of this Agreement.

“Company Notes” means, collectively, the Company’s 6.05% Notes due 2017, 5.20% Notes due August 2020, 5.80% Notes due August 2023 and 5.60% Notes due 2040.

“Company Plan” means each deferred compensation, incentive compensation, sales incentive, stock purchase, stock option and other equity or equity-based compensation plan, program, agreement or arrangement; each severance or termination pay, medical, surgical, hospitalization, disability, Section 125 flexible benefit, life insurance, retiree health insurance, retiree life insurance, and each other “welfare” plan, fund or program (within the meaning of Section 3(1) of ERISA); each retirement, defined benefit pension, savings, individual account based savings, supplemental retirement plan, profit-sharing, stock bonus or other “pension” plan, fund or program (within the meaning of Section 3(2) of ERISA); each fringe benefit, bonus, employment, consulting, retention, change in control, termination or severance plan, program, fund, agreement or arrangement; and each other employee benefit plan, fund, program or agreement or arrangement, in each case, whether oral or written, whether or not subject to ERISA, that is, in each case, sponsored, maintained or contributed to or required to be contributed to by the Company, any of its subsidiaries or its or their ERISA Affiliates, or to which the Company, any of its subsidiaries or any of its or their ERISA Affiliates is party, for the benefit of any director, employee, consultant, or independent contractor or former director, employee, consultant or independent contractor of the Company or any of its subsidiaries or with respect to which the Company or any of its subsidiaries has or  could have any liability, contingent or otherwise, including as a result of its or their ERISA Affiliates (other than any plan mandated by applicable statutory Law).

“Company Products” means all products being developed, tested in clinical trials, manufactured, sold or distributed by the Company or any of its subsidiaries.

“Confidentiality Agreement” means the Confidentiality Agreement, dated January 20, 2015 (as it may be amended from time to time), between Parent and the Company.

“Conflict Minerals” means (1) columbite-tantalite (coltan), cassiterite, gold, wolframite, or their derivatives, which are limited to tantalum, tin, and tungsten, unless the Secretary of State of the United States determines that additional derivatives are financing conflict in the Democratic Republic of the Congo or a country that shares an internationally recognized border with the Democratic Republic of the Congo; and (2) any other mineral or its derivatives determined by the Secretary of State of the United States to be financing conflict in the Democratic Republic of the Congo or a country that shares an internationally recognized border with the Democratic Republic of the Congo.

“Contract” means, with respect to any person, any of the agreements, contracts, leases (whether for real or personal property), notes, bonds, mortgages, indentures, deeds of trust, loans, evidences of Indebtedness, letters of credit, settlement agreements, franchise agreements, undertakings, employment agreements, license agreements or instruments to which such person or its subsidiaries is a party, whether oral or written.

“Credit Facility” means the Credit Agreement and Guaranty, dated October 28, 2011, between the Company and the lenders and agents named therein, as amended on April 30, 2013.

“Environmental Claim” means any and all written complaints, summons, citations, directives, orders, decrees, claims, liens, litigation, investigations, notices of violation,

judgments, administrative, regulatory or judicial actions, suits, demands or proceedings, or notices of noncompliance or violation by any Governmental Authority or person involving or alleging potential liability of the Company or any of its subsidiaries arising out of or resulting from any violation of any Environmental Law or the presence or Release of Hazardous Material at, from, or otherwise relating to: (i) any of the Company’s or its subsidiaries’ facilities or any other properties or facilities currently or formerly owned, leased, operated or otherwise used by Company or any of its subsidiary or any predecessor in interest; (ii) nearby properties or businesses; or (iii) any facilities that received Hazardous Material generated by the Company or any of its subsidiaries or any predecessor in interest.

“Environmental Laws” means all applicable federal, state, local or foreign Laws, statutes, regulations, ordinances, decrees, directives, judgments, common law, or other enforceable requirements of Governmental Authorities, relating to pollution or protection of human health and safety (including workplace health and safety) or the environment, including, without limitation, Laws relating to Releases or threatened Release of Hazardous Materials, the protection of human health as a result of exposure to Hazardous Materials, the storage, transport or disposal of solid and hazardous waste, discharges of substances to surface water or groundwater, air emissions, recordkeeping, notification, disclosure and reporting requirements respecting Hazardous Materials, and all Laws relating to endangered or threatened species of fish, wildlife and plants and the management or use of natural resources.

“Environmental Liability” means all liabilities, monetary obligations, losses, damages of any kind, including without limitation punitive damages, consequential damages, treble damages, and natural resource damages, costs and expenses (including all fees, disbursements and expenses of counsel, experts and consultants, costs of investigations and feasibility studies, compliance costs, abatement and cleanup costs), fines, penalties, sanctions and interest incurred as a result of any claim or demand by any Governmental Authority or any third party or requirement of Environmental Law, and which relate to any environmental condition, violation or alleged violation of Environmental Laws or Releases of Hazardous Materials at, from, or otherwise relating to (i) any of the Company’s or its subsidiaries’ facilities or any other properties or facilities currently or formerly owned, leased, operated or otherwise used by Company or any of its subsidiaries, the Company’s current business or any predecessor in interest; (ii) nearby properties or businesses; or (iii) any facilities that received Hazardous Material generated by the Company or any of its subsidiaries or any predecessor in interest.

“Equity Interest” means any share, capital stock, partnership, limited liability company, membership, member, joint venture or similar interest, and any option, warrant, right or security (including debt securities) convertible, exchangeable or exercisable thereto or therefor.

“ERISA” means the Employee Retirement Income Security Act of 1974, as amended.

“ERISA Affiliate” of any entity means any other entity that, together with such entity, would be treated as a single employer under Section 414 of the Code.

“Exchange Act” means the Securities Exchange Act of 1934, as amended.

“Foreign Official” is broadly interpreted and includes: (i) any elected or appointed official of a Foreign Government (e.g., a member of a ministry of health), (ii) any employee or person acting for or on behalf of a Foreign Government official, Foreign Government agency, or enterprise performing a function of a Foreign Government, (iii) any non-U.S. political party officer, employee or person acting for or on behalf of a non-U.S. political party, or candidate for non-U.S. political office, (iv) any employee or person acting for or on behalf of a public international organization, (v) any member of a royal family or member of a Foreign Government military and (vi) any person otherwise categorized as an official of a Foreign Government under local Law. For purposes of this definition, “Foreign Government” includes all levels and subdivisions of non-U.S. governments (i.e., local, regional, or national and administrative, legislative, or executive). Without limiting the generality of the foregoing and for the avoidance of doubt, for purposes of this Agreement, all Foreign Government employees and employees of enterprises owned or controlled by Foreign Governments (e.g., doctors employed in hospitals owned or controlled by Foreign Governments, researchers employed by universities owned or controlled by Foreign Governments, and Foreign Government ministers, civil servants, and regulators) are considered Foreign Officials.

“Foreign Plan” means (i) any Company Plan that is maintained, sponsored or contributed to primarily for the benefit of any current or former director, employee, consultant, or independent contractor of the Company or any of its subsidiaries or with respect to which the Company or any of its subsidiaries has or could have any  liability, contingent or otherwise, who are or were providing services outside the United States and (ii) any plan that would be a Company Plan except for the fact that it is subject to any Law other than U.S. federal, state or local Law.

“GAAP” means generally accepted accounting principles in the United States.

“Global Trade Control Laws” means the U.S. Export Administration Regulations; the U.S. International Traffic in Arms Regulations; the economic sanctions rules and regulations implemented under statutory authority or President’s Executive Orders and administered by the U.S. Treasury Department’s Office of Foreign Assets Control; European Union (“E.U.”) Council Regulations on export controls, including Nos. 428/2009, 267/2012; other E.U. Council sanctions regulations, as implemented in E.U. Member States; United Nations sanctions policies; all relevant regulations made under any of the foregoing; and other relevant economic sanctions or export and import control laws imposed by a relevant Governmental Authority.

“Governmental Authority” means any court, nation, government, any state or other political subdivision thereof and any entity exercising executive, legislative, judicial regulatory or administrative functions of, or pertaining to or on behalf of, government.

“Hazardous Materials” means any materials, chemicals, pollutants, contaminants, wastes, toxic or hazardous substances, including without limitation petroleum and petroleum products or compounds, gasoline, diesel fuel, solvents, asbestos and asbestos-containing materials, polychlorinated biphenyls, lead and lead-based paints and materials, radon, radioactive materials, pesticides, urea formaldehyde, and mold, (i) that can cause harm to living organisms, human welfare, or the environment, (ii) that are regulated, or for which liability can be imposed, pursuant to Environmental Laws, or (iii) the presence, handling, or management of which requires registration, authorization, investigation or remediation under Environmental Laws, including by example “hazardous substances” and “hazardous wastes” as defined in CERCLA and RCRA, respectively.

“HSR Act” means the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended.

“Indebtedness” means, with respect to any person, (i) indebtedness, notes payable, bonds, debentures or other obligations of such person for borrowed money, whether current, short-term or long-term, secured or unsecured; (ii) lease obligations under leases which are classified as capital leases of such person under GAAP (excluding any operating leases of such person under GAAP); (iii) indebtedness created or arising under any conditional sale or other title retention agreement with respect to property acquired by such person; (iv) obligations of such person for the deferred purchase price of property or services (other than trade payables and obligations of such person to creditors incurred in the ordinary course of business); (v) obligations of such person pursuant to or evidenced by hedging, swap, factoring, interest rate, currency or commodity derivatives arrangements or other similar instruments; (vi) off-balance sheet financing of such person including synthetic leases and project financing; (vii) indebtedness of another person referred to in clauses (i) through (vi) above guaranteed, directly or indirectly, jointly or severally, in any manner by such person; (viii) indebtedness referred to in clauses (i) through (vii) above secured by (or for which the holder of such indebtedness has an existing right, contingent or otherwise, to be secured by) any Lien on property or assets owned by such person; and (ix) reimbursement obligations of such person with respect to letters of credit (other than (A) letters of credit issued for the benefit of suppliers to support accounts payable to suppliers incurred in the ordinary course of business consistent with past practices, (B) standby letters of credit relating to workers’ compensation insurance and surety bonds, and (C) surety bonds and customs bonds), bankers’ acceptance or similar facilities issued for the account of such person.

“Indemnitee” means any current or former director or officer of the Company.

“Indenture” means the Indenture, dated as of June 14, 2004, between the Company and LaSalle Bank National Association, as trustee, as supplemented from time to time prior to the date of the Agreement.

“Intellectual Property” means any or all of the following in any jurisdiction throughout the world: (i) issued patents, patent applications (including provisional and Patent Cooperation Treaty applications), supplementary protection certificates, and statutory invention certificates, including divisions, continuations, continuations-in-part, renewals, substitutions, extensions, reissues, and reexaminations of any of the foregoing (collectively, “Patents”); (ii) trademarks, service marks, certification marks, collective marks, trade dress, trade names, corporate names, and other designators of source or origin, and all registrations and applications for any of the foregoing (including all renewals of same), and together with all goodwill associated with and symbolized by each of the foregoing (collectively, “Trademarks”); (iii) Internet domain names; (iv) published and unpublished original works of authorship, copyrights and moral rights therein and thereto, and registrations and applications therefor, and all renewals and extensions thereof (collectively, “Copyrights”); (v) any secret, confidential and proprietary information, including formula, process, device, or compilation, used in and valuable to a business and which (by virtue of its nature and secrecy) gives its owner an advantage over competitors who do not know or use it (“Trade Secrets”); and (vi) all other intellectual property or intellectual property rights (in each case whether or not subject to statutory registration or protection).

“Intervening Event” means a material event or circumstance that was not known to the Company Board of Directors on the date of this Agreement (or if known, the consequences of which were not known to the Company Board of Directors as of the date of this Agreement), which event or circumstance, or any consequence thereof, becomes known to the Company Board of Directors prior to the Company Stockholder Approval; provided, however that in no event shall any Acquisition Proposal or any inquiry, offer or proposal that constitutes or would reasonably be expected to lead to an Acquisition Proposal constitute an Intervening Event.

“knowledge of the Company” means the actual knowledge of the individuals listed on Section 10.1 of the Company Disclosure Letter.

“Law” means any federal, state, local, national or supranational or foreign law (including common law), statute, ordinance, rule, regulation, order, code ruling, decree, arbitration award, agency requirement, license, permit, standard, binding guideline or policy, or other enforceable requirements of any Governmental Authority.

“Lien” means, with respect to any property or asset (including any security), any lien, mortgage, pledge, encumbrance, security interest or deed of trust.

“Parent Material Adverse Effect” means any change, effect, event or occurrence that, individually or in the aggregate, is or would reasonably be expected to prevent, materially delay or materially impair the ability of Parent and Sub to perform its obligations under this Agreement or to consummate the Merger and the other transactions contemplated hereby prior to the Termination Date.

“Permitted Liens” means any (i) statutory Liens for Taxes, business improvement district charges, water and sewer charges, assessments and other lienable services and other governmental charges and impositions not yet delinquent or that are being contested in good faith through appropriate proceedings for which adequate reserves have been established, in accordance with GAAP, on the consolidated financial statements included in the most recent Company SEC Documents, (ii) statutory Liens arising out of operation of Law, including carriers’, warehousemen’s, mechanics’, materialmen’s, repairmen’s or other similar Liens incurred in the ordinary course of business, (iii) pledges or deposits in connection with workers’ compensation, unemployment insurance and other social security legislation, (iv) with respect to real property, (A) all matters, whether or not of record, that arise out of the actions of Parent or its agents, representatives or contractors, (B) any state of facts an accurate survey would show, (C) all easements, covenants, rights-of-way, restrictions, encumbrances of record or title defects, and (D) any and all Laws affecting real property (including any Laws relating to zoning, building and the use, occupancy, subdivision or improvement of real property), (v) statutory landlords’ Liens and Liens granted to landlords under any lease or sublease, (vi) intercompany Liens by and among the Company and any of its subsidiaries, (vii) any Liens created pursuant to or in connection with this Agreement or disclosed in the Company Disclosure Letter, (viii) licenses of Intellectual Property, (ix) Liens approved in writing by Parent and (x) Liens that, individually or in the aggregate, do not materially impair the current use and operation of the assets to which they relate.

“person” means any individual, corporation (including any non-profit corporation), general partnership, limited partnership, limited liability partnership, joint venture, estate, trust, company (including any limited liability company or joint stock company), firm or other enterprise, association, organization, entity or Governmental Authority.

“Release” means any release, spill, emission, discharge, leaking, pumping, injection, deposit, disposal, dispersal, leaching, migration, or other movement or presence in, into or through the indoor or outdoor environment (including, without limitation, ambient air, surface water, groundwater and surface or subsurface strata) or at or from any property.

“Restricted Country” or “Restricted Countries” means, for any and all global transactions, Cuba, Iran, North Korea, Sudan, Syria, and the Crimea region of Ukraine.  For all transactions originating from Canada, Restricted Countries shall also mean Belarus.

“Restricted Party” or “Restricted Parties” means any individual or entity on one or more of the Restricted Party Lists.

“Restricted Party List” or “Restricted Party Lists” include the list of sanctioned entities maintained by the United Nations; the Specially Designated Nationals List, the Foreign Sanctions Evaders List and the Sectoral Sanctions Identifications List, all administered by the U.S. Department of the Treasury Office of Foreign Assets Control; the U.S. Denied Persons List, the U.S. Entity List, and the U.S. Unverified List, all administered by the U.S. Department of Commerce; the entities subject to restrictive measures and the consolidated list of Persons, Groups and Entities Subject to E.U. Financial Sanctions, as implemented by the E.U. Common Foreign & Security Policy; the List of Excluded Individuals / Entities, as published by the U.S. Health and Human Services — Office of Inspector General; any lists of prohibited or debarred parties established under the U.S. Federal Food Drug and Cosmetic Act; the list of persons and entities suspended or debarred from contracting with the U.S. government; and, to the extent applicable to the activities under this Agreement, similar lists of restricted parties maintained by the Governmental Authorities of the jurisdictions of import and export.

“Sarbanes-Oxley Act” means the Sarbanes-Oxley Act of 2002, including its rules and regulations.

“SEC” means the United States Securities and Exchange Commission.

“Securities Act” means the Securities Act of 1933, as amended.

“Superior Proposal” means a bona fide written Acquisition Proposal (provided, that for purposes of this definition references to twenty percent (20%) in the definition of “Acquisition Proposal” shall be deemed to be references to fifty (50%)) which the Company Board of Directors determines in good faith (after consultation with its financial advisor) to be more favorable to the Company’s stockholders than the Merger and the other transactions contemplated hereby, in each case, taking into account at the time of determination such circumstances as the Company Board of Directors determines in good faith to be appropriate, including the various legal, financial and regulatory aspects of the proposal, all the terms and conditions of such proposal and this Agreement and the ability of the person making such Acquisition Proposal to consummate the transactions contemplated by such Acquisition Proposal (based upon, among other things, expectation of obtaining required approvals).

“Tax” means all taxes, levies, imposts, duties, and other  like charges or assessments, including any income, alternative minimum or add-on tax, estimated, gross income, gross receipts, sales, use, transfer, transactions, intangibles, ad valorem, value-added, franchise, license, capital, paid-up capital, profits, withholding, employee withholding, payroll, worker’s compensation, unemployment insurance, social security, employment, excise, severance, stamp, transfer occupation, premium, recording, real property, personal property, or windfall profit tax, or other tax of any kind whatsoever, together with any interest, penalties, related liabilities, fines or additions to tax that may become payable in respect thereof imposed by any country, any state, county, provincial or local government or subdivision or agency thereof.

“Tax Return” means any report, return, document, declaration or other information or filing required to be supplied to any Governmental Authority with respect to Taxes, including information returns.

“Tax Sharing Agreements” means all agreements binding a party or any of its subsidiaries that provide for the allocation, apportionment, sharing or assignment of any Tax liability or benefit (excluding any indemnification agreement or arrangement pertaining to the sale or lease of assets or subsidiaries and any commercially reasonable indemnity, sharing or similar agreements or arrangements where the inclusion of a Tax indemnification or allocation provision is customary or incidental to an agreement the primary nature of which is not Tax sharing or indemnification).

“third party” means any person, including as defined in Section 13(d) of the Exchange Act, other than Parent or any of its affiliates or the Company and any of its affiliates, and the Representatives of such person.

“Treasury Regulations” means the regulations promulgated under the Code.

10.2        Other Definitional and Interpretative Provisions.  The words “hereof”, “herein” and “hereunder” and words of like import used in this Agreement shall refer to this Agreement as a whole and not to any particular provision of this Agreement. The captions herein are included for convenience of reference only and shall be ignored in the construction or interpretation hereof. References to Sections and Schedules are to Sections and Schedules of this Agreement unless otherwise specified. All Schedules annexed hereto or referred to herein are hereby incorporated in and made a part of this Agreement as if set forth in full herein. Any capitalized terms used in the Company Disclosure Letter but not otherwise defined therein, shall have the meaning as defined in this Agreement. The inclusion of any item in the Company Disclosure Letter shall not be deemed to be an admission or evidence of materiality of such item, nor shall it establish any standard of materiality for any purpose whatsoever. Any singular term in this Agreement shall be deemed to include the plural, and any plural term the singular. Whenever the words “include”, “includes” or “including” are used in this Agreement, they shall be deemed to be followed by the words “without limitation”, whether or not they are in fact followed by those words or words of like import. References to any statute shall be deemed to refer to such statute as amended from time to time and to any rules or regulations promulgated thereunder (provided, that for purposes of any representations and warranties contained in this Agreement that are made as of a specific date or dates, references to any statute shall refer to such statute, as amended, and to any rules or regulations promulgated thereunder, in each case, as of such date). References to any agreement or contract are to that agreement or contract as amended, modified or supplemented from time to time in accordance with the terms hereof and thereof. References to any person include the successors and permitted assigns of that person. All references to “dollars” or “$” are to United States dollars. This Agreement is the product of negotiation by the parties having the assistance of counsel and other advisors and, accordingly, it is the intention of the parties that this Agreement not be construed more strictly with regard to one party than with regard to the others.

[Remainder of Page Intentionally Left Blank]

IN WITNESS WHEREOF, the parties have executed this Agreement and Plan of Merger under seal as of the date first stated above.

PFIZER INC.

By:	/s/ Ian C. Read
Name: Ian C. Read
Title: Chairman & Chief Executive Officer

PERKINS HOLDING COMPANY

By:	/s/ Douglas Giordano
Name: Douglas Giordano
Title: President

IN WITNESS WHEREOF, the parties have executed this Agreement and Plan of Merger under seal as of the date first stated above.

HOSPIRA, INC.

By:	/s/ F. Michael Ball
Name: F. Michael Ball
Title: Chief Executive Officer

EXHIBIT A

CERTIFICATE OF INCORPORATION OF SURVIVING CORPORATION

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STATE of  DELAWARE

CERTIFICATE OF INCORPORATION

OF

HOSPIRA, INC.

THE UNDERSIGNED, IN ORDER TO FORM A CORPORATION FOR THE PURPOSE HEREINAFTER STATED, UNDER AND PURSUANT TO THE PROVISIONS OF THE DELAWARE GENERAL CORPORATION LAW, HEREBY CERTIFIES THAT:

1.             The name of the corporation is: Hospira, Inc. (the “Corporation”).

2.             The address of its registered office in the State of Delaware is Corporation Trust Center, 1209 Orange Street, in the City of Wilmington, County of New Castle, Delaware 19801. The name of its registered agent at such address is The Corporation Trust Company.

3.             The purpose of the Corporation is to engage in any lawful act or activity for which corporations may be organized under the General Corporation Law of the State of Delaware.

4.             The total number of shares of stock which the Corporation shall have authority to issue is one thousand (1,000) shares of Common Stock, $0.01 par value per share.  Each share of Common Stock shall be entitled to one vote.

5.             The name and address of the incorporator is: [        ], c/o Ropes & Gray LLP, Prudential Tower, 800 Boylston Street, Boston, MA 02199.

6.             Elections of directors need not be by written ballot unless the by-laws of the Corporation (the “By-Laws”) shall provide.

7.             Meetings of stockholders may be held within or without the State of Delaware, as the By-Laws may provide.  The books of the Corporation may be kept (subject to any provision contained in the statutes) outside the State of Delaware at such place or places as may be designated from time to time by the board of directors or in the By-Laws of the Corporation.

8.             A. A director of the Corporation shall not be personally liable to the Corporation or its stockholders for monetary damages for any breach of fiduciary duty as a director, except for liability (i) for any breach of the director’s duty of loyalty to the Corporation or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) under Section 174 of the Delaware General Corporation Law, or (iv) for any transaction from which the director derived an improper personal benefit. If the Delaware General Corporation Law is amended after approval by the stockholders of this Article to authorize corporate action further eliminating or limiting the personal liability of directors, then the liability of a director shall be eliminated or limited to the fullest extent permitted by the Delaware General Corporation Law, as so amended.

B. Any repeal or modification of this Article 8 shall be prospective and shall not affect the rights under this Article 8 in effect at the time of the alleged occurrence of any act or omission to act giving rise to liability or indemnification.

9.             The Corporation reserves the right to amend, alter, change or repeal any provision contained in this Certificate of Incorporation, in the manner now or hereafter prescribed by statute, and all rights conferred upon stockholders herein are granted subject to this reservation.

[Remainder of Page Intentionally Left Blank]

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IN WITNESS WHEREOF, the undersigned has signed this Certificate of Incorporation on [     ] day of [         ], 2015.

/s/ [ ]
Name: [ ]
Title: Sole Incorporator

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EXHIBIT B

BYLAWS OF SURVIVING CORPORATION

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BY-LAWS

OF

HOSPIRA, INC.

ARTICLE I

OFFICES

Section 1.1.                                Registered Office.  The registered office of the Corporation in the State of Delaware shall be located at the principal place of business in such state of the corporation or individual acting as the Corporation’s registered agent in Delaware.

Section 1.2.                                Other Offices.  In addition to its registered office in the State of Delaware, the Corporation may have an office or offices in such other places as the Board of Directors may from time to time designate or the business of the Corporation may require.

ARTICLE II

MEETING OF STOCKHOLDERS

Section 2.1.                                Time and Place.  All meetings of the stockholders of the Corporation shall be held at such time and place, either within or outside the State of Delaware, as shall be stated in the notice of the meeting or in a duly executed waiver of notice thereof.

Section 2.2.                                Annual Meeting.  The annual meeting of stockholders of the Corporation shall be held at such date, time and place, either within or outside the State of Delaware, as shall be determined by the Board of Directors and stated in the notice of meeting.

Section 2.3.                                Special Meetings of Stockholders.  Special meetings of stockholders for any purpose or purposes if not otherwise prescribed by statute or by the Certificate of Incorporation, may be called by the Board of Directors, the President, or the Secretary and shall be called by the President or Secretary at the request of stockholders owning a majority of the shares of capital stock of the Corporation issued and outstanding and entitled to vote at a meeting of stockholders.  Such request shall state the purpose or purposes of the proposed meeting.  The time of any such special meeting shall be fixed by the officer calling the meeting and shall be stated in the notice of such meeting, which notice shall specify the purpose or purposes thereof.  Business transacted at any special meeting shall be confined to the purposes stated in the notice of meeting and matters germane thereto.

Section 2.4.                                Notice of Meetings.  Notice of the time and place of every annual or special meeting of the stockholders shall be given not less than ten nor more than sixty days before the date of the meeting to each stockholder entitled to vote at such meeting, in the manner prescribed by Section 6.1 of these By-Laws, except that where the matter to be acted upon is a merger or consolidation of the Corporation, or a sale, lease or exchange of all or substantially all of its assets, such notice shall be given not less than twenty nor more than sixty days prior to such meeting.

Section 2.5.                                Quorum and Adjournment of Meetings.  The holders of a majority of the shares of capital stock issued and outstanding and entitled to vote thereat, present in person, or represented by proxy, shall be requisite and shall constitute a quorum at all meetings of the stockholders for the transaction of business, except as otherwise provided by the Certificate of Incorporation.  If a majority shall not be present in person or represented by proxy at any meeting of the stockholders at which action is to be taken by the stockholders, the stockholders entitled to vote thereat, present in person or represented by proxy, shall have power to adjourn the meeting from time to time without notice other than announcement at the meeting, until holders of the requisite number of shares of stock entitled to vote shall be present or represented by proxy.  At such adjourned meeting at which such holders of the requisite number of shares of capital stock shall be present or represented by proxy, any business may be

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transacted which might have been transacted at the meeting as originally called.  If the adjournment is for more than thirty days, or if after the adjournment a new record date is fixed for the adjourned meeting, a notice of adjourned meeting shall be given to each stockholder of record entitled to vote thereat.

Section 2.6.                                Vote Required.  At any meeting of stockholders, directors shall be elected by a plurality of votes, and all other matters shall be decided by a majority of votes, cast by the stockholders present in person or represented by proxy and entitled to vote, unless the matter is one for which, by express provisions of statute, of the Certificate of Incorporation or of these By-Laws, a different vote is required, in which case such express provision shall govern and control the determination of such matter.

Section 2.7.                                Voting.  At any meeting of the stockholders, each stockholder having the right to vote shall be entitled to vote in person or by proxy.  To determine the stockholders entitled to notice of or to vote at any meeting of the stockholders or any adjournment thereof, the Board of Directors may fix, in advance, a record date which shall be not more than sixty days nor less than ten days before the date of such meeting.  Except as otherwise provided by the Certificate of Incorporation or by statute, each stockholder of record shall be entitled to one vote for each outstanding share of capital stock standing in his or her name on the books of the Corporation as of the record date.  A complete list of the stockholders entitled to vote at any meeting of stockholders arranged in alphabetical order with the address of each and the number of shares held by each, shall be prepared by the Secretary.  Such list shall be open to the examination of any stockholder for any purpose germane to the meeting during ordinary business hours for a period of at least ten days prior to the meeting, at the locations specified by the Delaware General Corporation Law.  The list shall also be produced and kept at the time and

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place of the meeting during the whole time thereof, and may be inspected by any stockholder who is present.

Section 2.8.                                Proxies.  Each proxy shall be in writing executed by the stockholder giving the proxy or his or her duly authorized attorney.  No proxy shall be valid after the expiration of three years from its date, unless a longer period is provided for in the proxy.  Unless and until voted, every proxy shall be revocable at the pleasure of the person who executed it or his or her legal representatives or assigns, except in those cases where an irrevocable proxy permitted by statute has been given.

Section 2.9.                                Consents.  The provision of these By-Laws covering notices and meetings to the contrary notwithstanding, any action required or permitted to be taken at any meeting of stockholders may be taken without a meeting, without prior notice and without a vote, if a consent in writing setting forth the action so taken shall be signed by the holders of outstanding stock having not less than the minimum number of votes that would have been necessary to authorize or take such action at a meeting at which all shares of stock entitled to vote thereon were present and voted.  Where corporate action is taken in such manner by less than unanimous written consent, prompt written notice of the taking of such action shall be given to all stockholders who have not consented in writing thereto and who, if the action had been taken at a meeting, would have been entitled to notice of the meeting.

ARTICLE III

DIRECTORS

Section 3.1.                                Board of Directors.  The business and affairs of the Corporation shall be managed by a Board of Directors.  The Board of Directors may exercise all such powers of the Corporation and do all such lawful acts and things on its behalf as are not by statute or by

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the Certificate of Incorporation or by these By-Laws directed or required to be exercised or done by the stockholders.

Section 3.2.                                Number; Election and Tenure.  The number of directors shall be fixed initially by the incorporator of the Corporation and thereafter such number may be increased from time to time by the stockholders or by the Board of Directors or may be decreased by the stockholders; provided that no decrease in the number of directors shall shorten the term of any incumbent director.  Except as provided by law or these By-Laws, directors shall be elected each year at the annual meeting of stockholders.  Each director shall hold office until the annual meeting of stockholders next succeeding his or her election or until his or her successor is elected and has qualified or until his or her earlier resignation or removal.

Section 3.3.                                Resignation and Removal.  A director may resign at any time by giving written notice to the Board of Directors or to the President of the Corporation.  Such resignation shall take effect upon receipt thereof by the Board of Directors or by the President, unless otherwise specified therein.  Any one or more of the directors may be removed, either with or without cause, at any time by the affirmative vote of a majority of the then existing shares outstanding at any special meeting of the stockholders called for such purpose.

Section 3.4.                                Vacancies.  A vacancy occurring for any reason and newly created directorships resulting from an increase in the authorized number of directors may be filled by the vote of a majority of the directors then in office, although less than a quorum, or by the sole remaining director, or by the stockholders.

Section 3.5.                                Compensation.  Each director shall receive for services rendered as a director of the Corporation such compensation as may be fixed by the Board of Directors.  Nothing herein contained shall be construed to preclude any director from serving the Corporation in any other capacity and receiving compensation therefor.

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ARTICLE IV

MEETINGS OF THE BOARD

Section 4.1.                                Time and Place.  Meetings of the Board of Directors shall be held at such places, within or without the State of Delaware, and within or outside the United States of America, as shall be determined in accordance with these By-Laws.

Section 4.2.                                Annual Meeting.  Immediately after and at the place of the annual meeting of the stockholders, or at such other place as the Board of Directors may designate, a meeting of the newly elected Board of Directors for the purpose of organization and the election of officers and otherwise may be held.  Such meeting may be held without notice.

Section 4.3.                                Regular Meetings.  Regular meetings of the Board of Directors may be held without notice, at such time and place as shall, from time to time, be determined by the Board of Directors.

Section 4.4.                                Special Meetings.  Special meetings of the Board of Directors may be held at any time and place as shall be determined by resolution of the Board of Directors or upon the call of the President, the Secretary, or any member of the Board of Directors on two days notice to each director by mail or on one day’s notice personally or by telecopy, telephone or telegraph.  Meetings of the Board of Directors may be held at any time without notice if all the directors are present, or if those not present waive notice of the meeting in writing, either before or after the meeting.

Section 4.5.                                Quorum and Voting.  A majority of the entire Board of Directors shall constitute a quorum at any meeting of the Board of Directors and the act of a majority of the directors shall be the act of the Board of Directors, except as may otherwise be specifically provided by law, the Certificate of Incorporation or by these By-Laws.  If at any meeting of the Board of Directors there shall be less than a quorum present, the director or directors present

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thereat may adjourn the meeting from time to time, without notice other than announcement at the meeting, until a quorum shall have been obtained.

Section 4.6.                                Consents.  Any action required or permitted to be taken at any meeting of the Board of Directors may be taken without a meeting if all members of the Board of Directors consent to such action in writing, and such writing or writings are filed with the minutes of the proceedings of the Board of Directors.

Section 4.7.                                Telephonic Meetings of Directors.  The Board of Directors may participate in a meeting by means of conference telephone or similar communications equipment by means of which all persons participating in the meeting can hear each other.  Participation by such means shall constitute presence in person at such meeting.

ARTICLE V

COMMITTEES OF THE BOARD

Section 5.1.                                Designation and Powers.  The Board of Directors may in its discretion designate one or more committees.  Each committee shall consist of one or more of the directors of the Corporation.  Such committee or committees shall have duties and powers not inconsistent with the laws of the State of Delaware, the Certificate of Incorporation, these By-Laws, and the respective resolution or resolutions of the Board of Directors.

ARTICLE VI

NOTICES

Section 6.1.                                Delivery of Notices.  Notices to directors and stockholders shall be in writing and may be delivered personally or by mail.  Notice by mail shall be deemed to be given at the time when deposited in the United States mail, postage prepaid, and addressed to directors or stockholders at their respective addresses appearing on the books of the Corporation,

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unless any such director or stockholder shall have filed with the Secretary of the Corporation a written request that notices intended for him or her be mailed or delivered to some other address, in which case the notice shall be mailed to or delivered at the address designated in such request.  Notice to directors may also be given by telegram or by telecopy.

Section 6.2.                                Waiver of Notice.  Whenever notice is required to be given by statute, the Certificate of Incorporation or these By-Laws, a waiver thereof in writing, signed by the person or persons entitled to such notice whether before or after the time stated therein, shall be deemed equivalent to the giving of such notice.  Attendance of a person at a meeting of stockholders, directors or any committee of directors, as the case may be, shall constitute a waiver of notice of such meeting, except where the person is attending for the express purpose of objecting, at the beginning of the meeting, to the transaction of any business because the meeting is not lawfully called or convened.  Neither the business to be transacted at, nor the purpose of, any regular or special meeting of stockholders, directors or committee of directors need be specified in any written waiver of notice.

ARTICLE VII

OFFICERS

Section 7.1.                                Executive Officers.  At the annual meeting of directors the Board of Directors shall elect a Chairman of the Board, President, Secretary and Treasurer and may elect one or more Vice Presidents, Assistant Secretaries or Assistant Treasurers and such other officers as the Board of Directors may from time to time designate or the business of the Corporation may require.  Except for the Chairman of the Board, no executive officer need be a member of the Board.  Any number of offices may be held by the same person, except that the office of Secretary may not be held by the Chairman of the Board or the President.

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Section 7.2.                                Other Officers and Agents.  The Board of Directors may also elect such other officers and agents as the Board of Directors may at any time or from time to time determine to be advisable, such officers and such agents to serve for such terms and to exercise such powers and perform such duties as shall be specified at any time or from time to time by the Board of Directors.

Section 7.3.                                Tenure; Resignation; Removal; Vacancies.  Each officer of the Corporation shall hold office until his or her successor is elected and qualified, or until his or her earlier resignation or removal; provided, that if the term of office of any officer elected or appointed pursuant to Section 7.2 of these By-Laws shall have been fixed by the Board of Directors, he or she shall cease to hold such office no later than the date of expiration of such term regardless of whether any other person shall have been elected or appointed to succeed him or her.  Any officer elected by the Board of Directors may be removed at any time, with or without cause, by the Board of Directors; provided, that any such removal shall be without prejudice to the rights, if any, of the officer so employed under any employment contract or other agreement with the Corporation.  An officer may resign at any time upon written notice to the Board of Directors.  If the office of any officer becomes vacant by reason of death, resignation, retirement, disqualification, removal from office or otherwise, the Board of Directors may choose a successor or successors to hold office for such term as may be specified by the Board of Directors.

Section 7.4.                                Compensation.  Except as otherwise provided by these By-Laws, the salaries of all officers and agents of the Corporation appointed by the Board of Directors shall be fixed by the Board of Directors.

Section 7.5.                                Authority and Duties.  All officers as between themselves and the Corporation, shall have such authority and perform such duties in the management of the

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Corporation as may be provided in these By-Laws.  In addition to the powers and duties hereinafter specifically prescribed for the respective officers, the Board of Directors may from time to time impose or confer upon any of the officers such additional duties and powers as the Board of Directors may see fit, and the Board of Directors may from time to time impose or confer any or all of the duties and powers hereinafter specifically prescribed for any officer upon any other officer or officers.

Section 7.6.                                Chairman of the Board.  The Chairman of the Board of Directors, who shall be a director, shall preside at all meetings of the stockholders and at all meetings of the Board of Directors.  As director, he or she shall perform such other duties as may be assigned from time to time by the Board of Directors.

Section 7.7.                                President.  The President shall be the chief executive officer of the Corporation.  He or she shall perform such duties as may be assigned to him or her by the Board of Directors, and in the event of disability or absence of the Chairman of the Board, perform the duties of the Chairman of the Board, including presiding at meetings of stockholders and directors.  He or she shall from time to time report to the Board of Directors all matters within his or her knowledge which the interest of the Corporation may require to be brought to their notice, and shall also have such other powers and perform such other duties as may be specifically assigned to him or her from time to time by the Board of Directors. The President shall see that all resolutions and orders of the Board of Directors are carried into effect, and in connection with the foregoing, shall be authorized to delegate to the Vice President and the other officers such of his or her powers and such of his or her duties as he or she may deem to be advisable.

Section 7.8.                                The Vice President(s).  The Vice President, or if there be more than one, the Vice Presidents, shall perform such duties as may be assigned to them from time to

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time by the Board of Directors or as may be designated by the President.  In case of the absence or disability of the President the duties of the office shall, if the Board of Directors or the President has so authorized, be performed by the Vice President, or if there be more than one Vice President, by such Vice President as the Board of Directors or President shall designate.

Section 7.9.                                The Treasurer.  The Treasurer shall have the custody of the corporate funds and securities and shall keep full and accurate accounts of receipts and disbursements in books belonging to the Corporation and shall deposit all monies and other valuable effects in the name and to the credit of the Corporation, in such depositories as may be designated by the Board of Directors or by any officer of the Corporation authorized by the Board of Directors to make such designation.  The Treasurer shall exercise such powers and perform such duties as generally pertain or are necessarily incident to his or her office and shall perform such other duties as may be specifically assigned to him or her from time to time by the Board of Directors or by the President or any Vice President.

Section 7.10.                         The Secretary.  The Secretary shall attend all meetings of the Board of Directors and all meetings of the stockholders and record all votes and the minutes of all proceedings in a book to be kept for that purpose; and shall perform like duties for any committee when required.  He or she shall give, or cause to be given, notice of all meetings of the stockholders and, when necessary, of the Board of Directors.  The Secretary shall exercise such powers and perform such duties as generally pertain or are necessarily incident to his or her office and he or she shall perform such other duties as may be assigned to him or her from time to time by the Board of Directors, the President or by any Vice President.

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ARTICLE VIII

CERTIFICATES OF STOCK

Section 8.1.                                Form and Signature.  The certificates of stock of the Corporation shall be in such form or forms not inconsistent with the Certificate of Incorporation as the Board of Directors shall approve.  They shall be numbered, the certificates for the shares of stock of each class to be numbered consecutively, and shall be entered in the books of the Corporation as they are issued.  They shall exhibit the holder’s name and number of shares and shall be signed by the Chairman of the Board, the President or a Vice President and the Treasurer (or any Assistant Treasurer) or the Secretary (or any Assistant Secretary); provided, however, that where any such certificate is signed by a transfer agent or an assistant transfer agent, or by a transfer clerk acting on behalf of the Corporation, and registered by a registrar, the signature of any such President, Vice President, Treasurer, Assistant Treasurer, Secretary or Assistant Secretary, may be a facsimile.  In case any officer or officers who shall have signed, or whose facsimile signature or signatures shall have been used on any such certificate or certificates, shall cease to be such officer or officers of the Corporation, whether because of death, resignation, removal or otherwise, before such certificate or certificates shall have been delivered by the Corporation, such certificate or certificates may nevertheless be issued and delivered as though the person or persons who signed such certificate or certificates, or whose facsimile signature or signatures shall have been used thereon, had not ceased to be such officer or officers of the Corporation.

Section 8.2.                                Lost or Destroyed Certificates.  The Board of Directors may direct a new certificate or certificates to be issued in place of any certificate or certificates theretofore issued by the Corporation alleged to have been lost or destroyed, upon the making of an affidavit of that fact by the person claiming the certificate or stock to be lost or destroyed.  When authorizing such issue of a new certificate or certificates, the Board of Directors may in its

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discretion and as a condition precedent to the issuance thereof, require the owner of such lost or destroyed certificate or certificates, or his or her legal representatives, to advertise the same in such manner as it shall require, and to give a bond in such sum as the Board of Directors may direct, indemnifying the Corporation, any transfer agent and any registrar against any claim that may be made against them or any of them with respect to the certificate alleged to have been lost or destroyed.

Section 8.3.                                Registration of Transfer.  Upon surrender to the Corporation of a certificate for shares, duly endorsed or accompanied by proper evidence of succession, assignment or authority to transfer, the Corporation shall issue a new certificate to the person entitled thereto, cancel the old certificate, and record the transaction on its books.

ARTICLE IX

GENERAL PROVISIONS

Section 9.1.                                Record Date.  In order that the Corporation may determine the stockholders entitled to notice of or to vote at any meeting of stockholders or any adjournment thereof, or entitled to express consent to corporate action in writing without a meeting, or entitled to receive payment of any dividend or other distribution or allotment of any rights, or entitled to exercise any rights in respect of any change, conversion or exchange of stock, or for the purpose of any other lawful action, the Board of Directors may fix, in advance, a record date, which shall not be more than sixty nor less than ten days before the date of such meeting, nor more than sixty days prior to any other action.

Section 9.2.                                Registered Stockholders.  The Corporation shall be entitled to treat the holder of record of any share or shares of stock as the holder in fact thereof and accordingly shall not be bound to recognize any equitable or other claim to or interest in such

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share on the part of any other person, whether or not it shall have express or other notice thereof, except as expressly provided by the laws of the State of Delaware.

Section 9.3.                                Dividends.  Dividends upon the capital stock of the Corporation shall in the discretion of the Board of Directors from time to time be declared by the Board of Directors out of funds legally available therefor after setting aside of proper reserves.

Section 9.4.                                Checks and Notes.  All checks and drafts on the bank accounts of the Corporation, all bills of exchange and promissory notes of the Corporation, and all acceptances, obligations and other instruments for the payment of money drawn, signed or accepted by the Corporation, shall be signed or accepted, as the case may be, by such officer or officers, agent or agents as shall be thereunto authorized from time to time by the Board of Directors or by officers of the Corporation designated by the Board of Directors to make such authorization.

Section 9.5.                                Fiscal Year.  The fiscal year of the Corporation shall be fixed by the Board of Directors.

Section 9.6.                                Voting of Securities of Other Corporations.  In the event that the Corporation shall at any time own and have power to vote any securities (including but not limited to shares of stock) of any other issuer, such securities shall be voted by such person or persons, to such extent and in such manner, as may be determined by the Board of Directors.

Section 9.7.                                Transfer Agent.  The Board of Directors may make such rules and regulations as it may deem expedient concerning the issue, transfer and registration of stock.  It may appoint one or more transfer agents and one or more registrars and may require all stock certificates to bear the signature of either or both.

Section 9.8.                                Corporate Seal.  The corporate seal shall have inscribed thereon the name of the Corporation and the words “Corporate Seal, Delaware”.

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Section 9.9.                                Interested Officers and Directors.

(a)                                 No contract or transaction between the Corporation and one or more of its directors or officers, or between the Corporation and any other corporation, partnership, association, or other organization in which one or more of the Corporation’s directors or officers are directors or officers, or have a financial interest, shall be void or voidable solely for this reason, or solely because the director or officer is present at or participates in the meeting of the Board of Directors or committee thereof which authorizes the contract or transaction, or solely because his or their votes are counted for such purpose, if:

(i)                                    The material facts as to his relationship or interest and as to the contract or transaction are disclosed or are known to the Board of Directors or the committee, and the Board of Directors or committee in good faith authorizes the contract or transaction by the affirmative votes of a majority of the disinterested directors, even though the disinterested directors be less than a quorum; or

(ii)                                The material facts as to his relationship or interest and as to the contract or transaction are disclosed or are known to the stockholders entitled to vote thereon, and the contract or transaction is specifically approved in good faith by vote of the stockholders; or

(iii)                            The contract or transaction is fair as to the Corporation as of the time it is authorized, approved or ratified, by the Board of Directors, a committee thereof, or the stockholders.

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(b)                                 Common or interested directors may be counted in determining the presence of a quorum at a meeting of the Board of Directors or of a committee which authorizes the contract or transaction.

ARTICLE X

INDEMNIFICATION

Section 10.1.                         Directors and Officers.  The Corporation shall indemnify its directors and officers to the fullest extent not prohibited by the Delaware General Corporation Law; provided, however, that the Corporation may modify the manner of such indemnification by individual contracts with its directors and officers; and, provided, further, that the Corporation shall not be required to indemnify any director or officer in connection with any proceeding (or part thereof) initiated by such person unless (i) such indemnification is expressly required to be made by law, (ii) the proceeding was authorized by the Board of Directors of the Corporation, (iii) such indemnification is provided by the Corporation, in its sole discretion, pursuant to the powers vested in the Corporation under the Delaware General Corporation Law or (iv) such indemnification is required under a contract not inconsistent with subsection 10.4.

Section 10.2.                         Expenses. The Corporation shall advance to any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative, by reason of the fact that he is or was a director or officer, of the Corporation, or is or was serving at the request of the Corporation as a director or executive officer of another corporation, partnership, joint venture, trust or other enterprise, prior to the final disposition of the proceeding, promptly following request therefore, all expenses incurred by any director or officer in connection with such proceeding upon receipt of an undertaking by or on behalf of such person to repay said amounts

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if it should be determined ultimately that such person is not entitled to be indemnified under this Bylaw or otherwise.

Section 10.3.                         Enforcement.  Without the necessity of entering into an express contract, all rights to indemnification and advances to directors and officers under this Bylaw shall be deemed to be contractual rights and be effective to the same extent and as if provided for in a contract between the corporation and the director or officer. Any right to indemnification or advances granted by this Bylaw to a director or officer shall be enforceable by or on behalf of the person holding such right in any court of competent jurisdiction if (i) the claim for indemnification or advances is denied, in whole or in part, or (ii) no disposition of such claim is made within ninety (90) days of request therefore. The claimant in such enforcement action, if successful in whole or in part, shall be entitled to be paid also the expense of prosecuting his claim. In connection with any claim for indemnification, the corporation shall be entitled to raise as a defense to any such action that the claimant has not met the standards of conduct that make it permissible under the Delaware General Corporation Law for the corporation to indemnify the claimant for the amount claimed. Neither the failure of the corporation (including its Board of Directors, independent legal counsel or its stockholders) to have made a determination prior to the commencement of such action that indemnification of the claimant is proper in the circumstances because he has met the applicable standard of conduct set forth in the Delaware General Corporation Law, nor an actual determination by the corporation (including its Board of Directors, independent legal counsel or its stockholders) that the claimant has not met such applicable standard of conduct, shall be a defense to the action or create a presumption that claimant has not met the applicable standard of conduct. In any suit brought by a director or officer to enforce a right to indemnification or to an advancement of expenses hereunder, the

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burden of proving that the director or officer is not entitled to be indemnified, or to such advancement of expenses, under this Article X or otherwise shall be on the corporation.

Section 10.4.                         Non-Exclusivity of Rights.  The rights conferred on any person by this Bylaw shall not be exclusive of any other right which such person may have or hereafter acquire under any statute, provision of the Certificate of Incorporation, Bylaws, agreement, vote of stockholders or disinterested directors or otherwise, both as to action in his official capacity and as to action in another capacity while holding office. The Corporation is specifically authorized to indemnify and provide advances to any or all of its directors, officers, employees or agents to the fullest extent not prohibited by the Delaware General Corporation Law. The terms and conditions of such indemnification or advances may, in each case, but need not be, set forth in a contract between the Corporation and the indemnified party.

Section 10.5.                         Survival of Rights.  The rights conferred on any person by this Bylaw shall continue as to a person who has ceased to be a director, officer, employee or other agent and shall inure to the benefit of the heirs, executors and administrators of such a person.

Section 10.6.                         Insurance.  To the fullest extent permitted by the Delaware General Corporation Law, the Corporation, upon approval by the Board of Directors, may purchase insurance on behalf of any person required or permitted to be indemnified pursuant to this Bylaw.

Section 10.7.                         Amendments.  Any repeal or modification of this Bylaw shall only be prospective and shall not affect the rights under this Bylaw in effect at the time of the alleged occurrence of any action or omission to act that is the cause of any proceeding against any agent of the Corporation

Section 10.8.                         Saving Clause.  If this Bylaw or any portion hereof shall be invalidated on any ground by any court of competent jurisdiction, then the Corporation shall

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nevertheless indemnify each director and executive officer to the full extent not prohibited by any applicable portion of this Bylaw that shall not have been invalidated, or by any other applicable law.

Section 10.9.                         Certain Definitions.  For the purposes of this Bylaw, the following definitions shall apply:

(a)                                 The term “proceeding” shall be broadly construed and shall include, without limitation, the investigation, preparation, prosecution, defense, settlement, arbitration and appeal of, and the giving of testimony in, any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative.

(b)                                 The term “expenses” shall be broadly construed and shall include, without limitation, court costs, attorneys’ fees, witness fees, fines, amounts paid in settlement or judgment and any other costs and expenses of any nature or kind incurred in connection with any proceeding.

(c)                                  The term the “Corporation” shall include, in addition to the resulting corporation, any constituent corporation (including any constituent of a constituent) absorbed in a consolidation or merger which, if its separate existence had continued, would have had power and authority to indemnify its directors, officers, and employees or agents, so that any person who is or was a director, officer, employee or agent of such constituent corporation, or is or was serving at the request of such constituent corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, shall stand in the same position under the provisions of this Bylaw with respect to the resulting or surviving corporation as he would have with respect to such constituent corporation if its separate existence had continued.

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(d)                                 References to a “director,” “executive officer,” “officer,” “employee,” or “agent” of the Corporation shall include, without limitation, situations where such person is serving at the request of the Corporation as, respectively, a director, executive officer, officer, employee, trustee or agent of another corporation, partnership, joint venture, trust or other enterprise.

(e)                                  References to “other enterprises” shall include employee benefit plans; references to “fines” shall include any excise taxes assessed on a person with respect to an employee benefit plan; and references to “serving at the request of the Corporation” shall include any service as a director, officer, employee or agent of the Corporation which imposes duties on, or involves services by, such director, officer, employee, or agent with respect to an employee benefit plan, its participants, or beneficiaries; and a person who acted in good faith and in a manner he reasonably believed to be in the interest of the participants and beneficiaries of an employee benefit plan shall be deemed to have acted in a manner “not opposed to the best interests of the Corporation” as referred to in this Bylaw.

ARTICLE XI

AMENDMENTS

Section 11.1.                         By the Stockholders.  These By-Laws may be altered, amended or repealed in whole or in part, and new By-Laws may be adopted, by the affirmative vote of the holders of a majority of the shares of capital stock issued and outstanding and entitled to vote at any annual or special meeting of the stockholders, if notice thereof shall be contained in the notice of the meeting.

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Section 11.2.                         By the Board of Directors.  These By-Laws may be altered, amended or repealed by the Board of Directors at any regular or special meeting of the Board of Directors if notice thereof shall be contained in the notice of the meeting.

Adopted:  [       ]

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EXHIBIT C

APPLICABLE JURISDICTIONS

United States, Canada, European Union, Brazil, India (to the extent required under applicable Law), New Zealand, Australia, Taiwan.

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